Confidential Draft No. 2 Submitted on April 9, 2014

As filed with the Securities and Exchange Commission on                     , 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Trupanion, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7374	83-0480694
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

907 NW Ballard Way

Seattle, WA 98107

(855) 727-9079

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Darryl Rawlings

Chief Executive Officer

Trupanion, Inc.

907 NW Ballard Way

Seattle, WA 98107

(855) 727-9079

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Smith James Evans Amanda Rose Fenwick & West LLP 1191 Second Avenue, Floor 10 Seattle, WA 98101 (206) 389-4510	Asher Bearman General Counsel Trupanion, Inc. 907 NW Ballard Way Seattle, WA 98107 (855) 727-9079	Peter Astiz Trent Dykes Andrew Ledbetter DLA Piper LLP (US) 701 Fifth Avenue, Suite 7000 Seattle, WA 98104 (206) 839-4800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, $0.00001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the offering price of the additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2014

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering              shares of our common stock and the selling stockholders are offering              shares. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $         and $         per share. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “TRUP.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 13 of this prospectus.

We are an “emerging growth company” as defined in The Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Trupanion, Inc. Before Expenses	$	$
Proceeds to Selling Stockholders Before Expenses	$	$

(1)	See “Underwriting” for additional information regarding underwriter compensation.

Delivery of the shares of common stock is expected to be made on or about                     , 2014. We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase an additional              shares of our common stock.

RBC Capital Markets	Barclays	Stifel

Canaccord Genuity	Cowen and Company

Prospectus dated                     , 2014

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until and including                     , 2014, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside of the United States: neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise stated or the context otherwise indicates, references to “Trupanion,” “we,” “us,” “our” and similar references refer to Trupanion, Inc. and its subsidiaries taken as a whole.

Our Company

We are a direct-to-consumer monthly subscription service providing a medical insurance plan for cats and dogs throughout the United States, Canada and Puerto Rico. Our data-driven, vertically-integrated approach enables us to provide pet owners with what we believe is the highest value medical plan for their pets, priced specifically for each pet’s unique characteristics. Our growing and loyal member base provides us with highly predictable and recurring revenue. We operate our business with a focus on maximizing the lifetime value of each pet while sustaining a favorable ratio of lifetime value relative to acquisition cost.

Our target market is large and underpenetrated. We have pioneered a unique solution that sits at the center of the pet medical ecosystem, meeting the needs of pets, pet owners and veterinarians, and we believe we are uniquely positioned to disrupt the pet medical insurance market and drive increased market penetration. The number of pets enrolled in our medical plan has increased every quarter for the last ten years. More recently, our total enrolled pets grew from 31,207 at the beginning of 2010 to 169,570 at the end of 2013, which represents a compound annual growth rate of 52.7%.

We generate revenue primarily from subscription fees for our medical plan. Our medical plan automatically renews on a monthly basis, and members pay the subscription fee at the beginning of each subscription period. Our vertically integrated infrastructure eliminates significant frictional costs that constrain many of our competitors, which allows us to provide superior value to our members. For example, while many traditional providers spend approximately $0.45 to $0.64 per dollar of premium on claims, we spent $0.67, $0.68 and $0.70 per subscription dollar in 2011, 2012 and 2013, respectively. Since 2010, approximately 88% of our subscription business revenue every quarter has come from existing members who had active subscriptions at the beginning of the quarter. Due to our focus on providing a superior value proposition and member experience, our members are very loyal, as evidenced by our 98.5% average monthly retention rate over 2011, 2012 and 2013. This average monthly retention rate is consistent with annual cohorts of members as well. For example, the pets that we enrolled in our medical plan in 2010 had average monthly retention rates of 98.15%, 98.85% and 99.07% at the end of 2011, 2012 and 2013, respectively. For more information regarding average monthly retention, including an explanation of how we calculate that metric, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.”

We generate leads through both third-party referrals and online member acquisition channels, which we then convert into members through our website and contact center. Our website, Trupanion.com, is critical to converting leads from all of our member acquisition channels, with over 85% of our new members in the three months ended March 31, 2014 visiting our website prior to or during the enrollment process. Veterinary practices represent our largest referral source. While these referrals accounted for a majority of our enrollments in 2013, we do not pay commissions to or otherwise compensate veterinarians for their referrals. We engage a national referral network of independent contractors who are paid on a commission basis, which we refer to as our Territory Partners. Our Territory Partners are dedicated to cultivating direct veterinary relationships and building awareness of the benefits that our medical plan offers veterinarians and their clients. Veterinarians then educate pet owners, who visit our website or call our contact center to learn more about, and potentially enroll in, our medical plan. Our online member acquisition channels serve as important resources for pet owner education and drive new member leads and conversion. We also receive a significant number of new leads from existing members adding pets and referring their friends and family members.

As a result of the predictable nature of our subscription business, our business model yields attractive per unit economics. Pets that enrolled in 2013 cost us an average of $103 to acquire and have an implied lifetime value of $612. This represents a 5.9x ratio of lifetime value of a pet divided by average pet acquisition cost. We continually refine our sales and marketing strategies to optimize this ratio. For more information about our key financial metrics, including related risks and assumptions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.”

We enrolled our first pet in Canada in 2000 and our first pet in the United States in 2008. Our revenue increased from $19.1 million for the year ended December 31, 2010 to $83.8 million for the year ended December 31, 2013, representing a compound annual growth rate of 64%. We have achieved sequential revenue growth in every quarter since the first quarter of 2010. We have made and expect to continue to make substantial investments in member acquisition and in expanding our operations to support our expected growth. For the years ended December 31, 2011, 2012 and 2013, we had a net loss of $3.9 million, $6.4 million and $8.2 million, respectively. As of December 31, 2013, our accumulated deficit was $36.0 million.

Industry Overview

The role pets play in their owners’ lives is constantly evolving, with each generation allowing pets to play a more prominent role in family life. Over the course of the last two generations, pets have transitioned from the backyard, to the kitchen, and into the bedroom. Innovations in pharmaceutical technologies, including flea and tick medications, have been important factors enabling increased physical proximity and emotional attachment between pet owners and pets. According to a 2012 survey conducted by Harris Interactive, 91% of U.S. pet owners consider their pets to be family members.(1) Additionally, 81% of U.S. pet owners consider their pets as equal members of the family and 58% think of their pets as their children and refer to themselves as their pets’ mom or dad, according to a 2011 survey conducted by Kelton Research LLC.(2) As further evidence of this growing human-animal bond, 77% of cat owners and 66% of dog owners said they let their cats or dogs sleep in their beds, according to a 2012 survey conducted by Harris Interactive.(1) A growing number of pet owners pamper their cats and dogs, and spend significant amounts on relatively expensive products and services for their pets, such as premium organic food and doggy day care. According to the American Pet Products Association (APPA), U.S. consumers are estimated to have spent $55.5 billion on their pets in 2013, which is an increase of approximately 44% from the $38.5 billion spent in 2006.(3)

Despite this increased focus on pet care, pet owners are often surprised by the cost of veterinary care and can be financially unprepared if their beloved pets become injured or ill. The costs of medical treatments for pets have become more onerous over time due to the availability and usage of increasingly advanced veterinary care. Although traditional pet insurance products have been offered for years, many of these products are poorly designed and confusing to pet owners and their veterinarians. Because these products provide limited value to both pet owners and veterinarians, they have low adoption rates. Consequently, pet owners without medical coverage or with traditional insurance products may be forced to accept sub-standard care for their pets due to financial constraints.

While both pet owners and veterinarians share the common goal of ensuring the best possible care for pets, they face several challenges.

(1)	See note 1 in the section entitled “Market and Industry Data.”
(2)	See note 2 in the section entitled “Market and Industry Data.”
(3)	See note 3 in the section entitled “Market and Industry Data.”

Problems facing pet owners:

•	Cost of medical care is becoming increasingly burdensome on pet owners

•	Pet owners are often surprised by and unprepared for the costs of veterinary care

•	Traditional pet insurance products provide poor value and customer experiences

Problems facing veterinarians:

•	Veterinarians are constrained by pet owners’ inability to pay for optimal care

•	Veterinary practices face challenging business economics

•	Traditional pet insurance products have created conflicts between veterinarians and pet owners

Our Market Opportunity

We believe the growing human-animal bond has led to an increasing willingness by pet owners to spend on pet health. According to the APPA, of the $55.5 billion that is estimated to have been spent on pets in 2013, U.S. consumers spent an estimated $14.2 billion on veterinary care, which is an increase of 54% from the $9.2 billion spent in 2006.(4) Veterinary expenditures are rising due to technological advancements in veterinary medicine and increased utilization of care. More sophisticated and costly treatments, such as ultrasound, radiation therapy, MRIs, CT scans, transplants and chemotherapy, are gaining wider acceptance. The cost of diagnostic testing alone can be expensive, in part because pets are unable to communicate their symptoms. For example, even a seemingly minor issue can potentially cost thousands of dollars to diagnose and treat since the pet cannot communicate symptoms.

We believe the addressable market for medical coverage for cats and dogs in North America is the largest in the world. Pet owners in the United States and Canada collectively owned approximately 193 million cats and dogs according to surveys conducted by the APPA in 2013 and the Canadian Animal Health Institute in 2012.(5) By comparison, pet owners in Europe collectively owned approximately 165 million cats and dogs in 2012, according to the European Pet Food Industry Federation.(6) Despite the growing human-animal bond, approximately 1% of pet owners in the United States and Canada had pet medical coverage in 2013, according to a 2013 report from Packaged Facts, a division of Market Research Group, LLC.(7) Many European countries have significantly higher penetration rates of pet medical coverage, which range from 5% in France and Denmark to 25% in the United Kingdom and 40% in Sweden, according to a 2013 study conducted by Munich Re.(8) We believe that these higher penetration rates stem from active collaboration between pet medical coverage providers and veterinary communities to design and deliver high value medical coverage.

Our Solution

To address these challenges, we offer a simple, fair and comprehensive plan that pays 90% of veterinary costs for covered accident and illness claims, has no payout limitations and can be used to cover the costs incurred at any veterinary practice, emergency care center or specialty hospital. This differentiated approach aligns the interests of pet owners and veterinarians, which allows them to focus on providing the best care for pets rather than minimizing the cost of treatment.

(4)	See notes 3 and 4 in the section entitled “Market and Industry Data.”
(5)	See notes 5 and 6 in the section entitled “Market and Industry Data.”
(6)	See note 7 in the section entitled “Market and Industry Data.”
(7)	See note 8 in the section entitled “Market and Industry Data.”
(8)	See note 9 in the section entitled “Market and Industry Data.”

Benefits to Pet Owners

We believe our solution offers the following key benefits to pet owners:

Predictability of costs and peace of mind. Our members can be confident that their pets will be covered in the event of injury or illness.

Awareness of cost of care. We actively market the value of our plan to veterinarians, enabling them to educate pet owners effectively about the costs of veterinary care and the benefits of our medical plan.

Superior value proposition. We offer a comprehensive medical plan with no limitations for chronic, congenital or hereditary conditions, no payout limits and no mandates to veterinarians on the cost of treatment.

Exceptional member experience. We have designed our claims process to be fair, efficient and transparent. Our goal is to help eliminate the high levels of frustration associated with traditional pet insurance products.

Benefits to Veterinarians

We believe our solution offers the following key benefits to veterinarians:

Freedom to be the most effective advocate for pets. Our plan does not limit how much can be paid for an injury or illness. This provides veterinarians with the freedom to practice veterinary medicine at the highest level and be the most effective advocate for the health of the pets.

More loyal client base. Our members visit veterinarians more frequently, which can generate significantly more annual revenue for veterinarians compared to clients without pet medical coverage. The result is a client base that is more engaged, spends more money on care and has healthier cats and dogs.

Reduces potential conflicts with cost-sensitive pet owners. We enable veterinarians to recommend optimal treatment without having their decisions dictated by the cost of treatment and the financial burden on the pet owner. As a result, veterinarians are able to establish stronger ties with their clients.

Our Strengths

We have the following strengths, which we believe are competitive advantages and not easily replicated:

Compelling value proposition drives a powerful network effect. Our differentiated solution aligns the interests of both pet owners and veterinarians, creating a unique network effect. Our members benefit because their pets receive the best care possible and we pay 90% of the covered costs. Veterinarians benefit because they can recommend the optimal treatment and provide a high standard of care regardless of cost, which improves their business fundamentals. As more pet owners and veterinarians experience the compelling benefits of our medical plan, we believe they act as ambassadors for our brand and drive additional enrollments.

Unique “go-to-market” strategy enables cost-efficient member acquisition. We invest significantly in developing relationships with veterinarians because we believe they are uniquely positioned to introduce our value proposition to pet owners. Since 2003, we have been building a national independent referral network, comprised of 65 Territory Partners as of January 2014, dedicated to cultivating direct veterinary relationships and building awareness of the benefits that our medical plan offers both veterinarians and their clients. For the three months ended December 31, 2013, we received referrals from over 5,000 veterinary practices.

Vertically integrated approach reduces frictional costs and improves member value. We manage all aspects of our business using a vertically integrated approach that eliminates many of the significant frictional costs and member experience complications that can result from outsourcing key business functions to third-party service providers. We have strategically chosen to share these cost savings with our members in the form of higher claims payout ratios relative to traditional providers, which has enabled us to provide a superior value proposition.

Actionable data insights. Over the past 14 years, we have collected an extensive library of proprietary data that is not commercially available and that we believe is unparalleled in the industry. As of December 31, 2013, we had collected data from over 5,000,000 medical plan months, 700,000 claims, 18,000 veterinary practices, 60,000 postal codes and 440 cat and dog breeds. Using these insights, we are able to accurately price subscriptions to our medical plan, increase our retention rate and optimize lifetime value of a pet.

Powerful technology infrastructure. We have developed proprietary software systems that form the backbone of our technology platform, including our data analytics and pricing engine, claims processing software, customer relationship management system, contact center phone system and website. These solutions were custom built to meet the unique needs of our business and enable us to achieve superior operational execution.

Proven management team. We have a management team of experienced professionals with deep industry knowledge, a strong track record of successful execution and an average of ten years of experience in the veterinary medicine and insurance industries. We believe that our management team is uniquely positioned to lead a company that operates at the intersection of three highly complex fields: veterinary medicine, data analytics and technology.

Our Strategy

Our strategy is focused on attracting and retaining members by providing a best-in-class value and member experience. We are focused on building a successful long-term business by pursuing the following growth strategies:

Increase the number of referring veterinary practices. We intend to increase the number of veterinary practices that are actively introducing our medical plan to their clients by continuing to expand our national independent referral network of Territory Partners and increasing direct marketing to veterinarians.

Increase the number of referrals from active veterinary practices. We intend to continue increasing the number and quality of interactions that we have with veterinarians to accelerate the rate at which active veterinary practices refer us leads.

Increase the number of third-party referrals from members. We are focused on using innovative technologies to further enhance our member experience. For example, we recently introduced a new technology, Trupanion Express, which is designed to facilitate the direct payment of claims to the veterinarian.

Improve online lead generation and conversion. We are investing in our online marketing capabilities, and intend to continue to do so in order to fully capture the online opportunity.

Explore other member acquisition channels. We regularly evaluate new member acquisition channels. We intend to aggressively pursue those channels that we believe will generate an attractive ratio of lifetime value relative to acquisition cost.

Expand internationally. While we are currently focused on capturing the large opportunity in the U.S. and Canadian markets, we continue to explore international expansion.

Pursue other revenue opportunities. We may opportunistically engage in other revenue opportunities. For example, American Pet Insurance Company, which we acquired in 2007, has written policies for an unaffiliated managing general agent since the end of 2012. As the industry grows and other providers consider entering the pet insurance market, we are uniquely positioned to partner with them.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors.” These risks include, but are not limited to, the following:

•	we have incurred significant net losses since our inception and may not be able to achieve or maintain profitability in the future;

•

we base our decisions regarding our member acquisition expenditures primarily on our analysis of the revenue that we expect new pets to generate over their lifetimes based on our historical experience, which may not accurately reflect our future results;

•	if we are unable to maintain high member retention rates, our growth prospects and revenue will be adversely affected;

•

the prices of our medical plan subscriptions are based on assumptions and estimates, and if our actual experience differs from the assumptions and estimates used in pricing our medical plan subscriptions, our revenue and financial condition could be adversely affected;

•	the anticipated benefits of our analytics platform may not be fully realized;

•	our actual claims expenses may exceed our current reserve, which was $5.6 million as of December 31, 2013, and may adversely affect our operating results and financial condition;

•	we rely significantly on our Territory Partners, veterinarians and other third parties to recommend our medical plan to potential members;

•	we may not be able to maintain the requisite amount of risk-based capital, which was $16.8 million as of December 31, 2013;

•	if we fail to comply with the numerous laws and regulations that are applicable to the sale of a pet medical plan, our business and operating results could be harmed;

•

our outstanding indebtedness, which was $29.9 million as of December 31, 2013 and is secured by all of our assets, could adversely affect our business and limit our ability to expand our business or respond to changes, and we may be unable to generate sufficient cash flow to satisfy our debt service obligations; and

•

the outcome of litigation or regulatory proceedings could subject us to significant monetary damages, restrict our ability to conduct our business, harm our reputation and otherwise negatively impact our business.

See “Risk Factors” beginning on page 13.

Corporate Information

We were founded in Canada in 2000 as Vetinsurance Ltd. In 2006, we effected a business reorganization whereby Vetinsurance Ltd. became a consolidated subsidiary of Vetinsurance International, Inc., a Delaware corporation. In 2007, we began doing business as Trupanion. In 2013, we formally changed our name from Vetinsurance International, Inc. to Trupanion, Inc. Our principal executive offices are located at 907 NW Ballard Way, Seattle, Washington 98107, and our telephone number is (855) 727-9079. Our website address is www.trupanion.com.

Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

We use various trade names, trademarks and service marks throughout this prospectus, including “Trupanion” and “Trupanion Express.” This prospectus contains additional trade names, trademarks and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in The Jumpstart Our Business Startups Act of 2012 (JOBS Act), and therefore we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock to be offered by us	shares

Common stock to be offered by the selling stockholders	shares

Total	shares

Common stock to be outstanding immediately after this offering	shares

Option to purchase additional shares	We and the selling stockholders have granted the underwriters an option for 30 days from the date of this prospectus to purchase up to additional shares of common stock.

Use of proceeds	We intend to use the net proceeds to us to repay $ million of our outstanding indebtedness and for working capital and other general corporate purposes. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies or businesses that complement our business. We will not receive any of the net proceeds from the shares of common stock to be sold by the selling stockholders. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“TRUP”

Risk factors	For a discussion of factors to consider carefully before deciding to invest in shares of our common stock, see “Risk Factors.”

The number of shares of our common stock to be outstanding after this offering is based on 19,341,760 shares of our common stock outstanding as of December 31, 2013, and excludes:

•	4,663,445 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, with a weighted average exercise price of $2.12 per share;

•	186,100 shares of common stock issuable upon the exercise of options granted after December 31, 2013, with an exercise price of $9.07 per share;

•	135,672 shares of common stock issuable upon the exercise of convertible preferred stock warrants outstanding as of December 31, 2013, with a weighted average exercise price of $1.88 per share;

•

748,440 shares of common stock issuable upon the exercise of a common stock warrant outstanding as of December 31, 2013, with an exercise price of $4.81 per share, which will automatically become a warrant to purchase             shares of common stock at an exercise price of $             per share upon the completion of this offering, based on an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus; and

•

            shares of common stock reserved for future issuance under our equity compensation plans, consisting of (i) 893,408 shares of common stock reserved for future issuance under our 2007 Equity Compensation Plan as of December 31, 2013, which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan upon the completion of this offering, (ii)             shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become

effective upon the completion of this offering and (iii)             shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon the completion of this offering. Our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan will also provide for automatic annual increases in the number of shares reserved under such plans.

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 14,857,989 shares of common stock upon the completion of this offering;

•

the issuance of 2,247,130 shares of our common stock upon the exchange of all of the outstanding exchangeable shares of our subsidiary Trupanion Canadian Shareholders, Ltd., a company organized under the laws of Canada, upon the completion of this offering, as described in “Description of Capital Stock—Exchangeable Shares in Canadian Subsidiary”;

•	the filing of our restated certificate of incorporation in Delaware and the adoption of our restated bylaws, each of which will occur upon the completion of this offering;

•	no exercise of options or warrants outstanding as of the date of this prospectus; and

•	no exercise of the underwriters’ option to purchase additional shares.

Summary Consolidated Financial and Other Data

The following summary consolidated financial and other data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the summary consolidated balance sheet data as of December 31, 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in future periods.

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Subscription business	$37,045	$55,352	$76,818
Other business	—	178	7,011

Total revenue	37,045	55,530	83,829

Cost of revenue:
Subscription business(1)	29,002	44,185	61,905
Other business	—	134	6,280

Total cost of revenue	29,002	44,319	68,185

Gross profit:
Subscription business	8,043	11,167	14,913
Other business	—	44	731

Total gross profit	8,043	11,211	15,644

Operating expenses:
Sales and marketing(1)	5,206	7,149	9,091
Technology(1)	1,499	3,406	4,888
General and administrative(1)	4,289	6,195	8,652

Total operating expenses	10,994	16,750	22,631

Operating loss	(2,951)	(5,539)	(6,987)

Interest expense	690	535	609
Other expense, net	186	252	671

Loss before income taxes	(3,827)	(6,326)	(8,267)
Income tax expense (benefit)	92	84	(92)

Net loss	$(3,919)	$(6,410)	$(8,175)

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
	(unaudited)
Other Financial and Operational Data(2):
Total pets enrolled	88,707	125,387	169,570
Monthly adjusted revenue per pet	$41.00	$41.99	$42.57
Lifetime value of a pet	$500	$557	$612
Average pet acquisition cost	$84	$100	$103
Average monthly retention	98.24%	98.51%	98.65%

(footnotes appear on following page)

(1)	Includes stock-based compensation expense as follows:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
	(in thousands)
Cost of revenues	$65	$109	$230
Sales and marketing	288	428	677
Technology	165	268	351
General and administrative	464	629	680

	$982	$1,434	$1,938

(2)

For more information about how we calculate total pets enrolled, monthly adjusted revenue per pet, lifetime value of a pet, average pet acquisition cost and average monthly retention, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.” In addition, certain of these metrics are calculated using non-GAAP financial measures. For more information about these measures and the applicable reconciliations, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Our consolidated balance sheet data as of December 31, 2013 is presented on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 14,857,989 shares of common stock, (ii) the conversion of warrants to purchase 135,672 shares of our preferred stock into warrants to purchase an equivalent number of shares of our common stock and (iii) the issuance of 2,247,130 shares of our common stock on the exchange of all of the outstanding exchangeable shares of our subsidiary Trupanion Canadian Shareholders, Ltd.; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments and the sale of             shares of common stock by us in this offering, based on an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the adjustment in the number of shares of common stock issuable upon exercise of a warrant to purchase common stock from 748,440 shares to             shares of common stock, based on an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, and the related revaluation and reclassification of such warrant, (iii) the revaluation of warrants to purchase 135,672 shares of our common stock based on an assumed initial public offering price of $         per share, the midpoint of the range reflected on the cover page of this prospectus and (iv) the repayment of $         million in outstanding indebtedness and the related accretion of debt discount upon the completion of this offering.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	DECEMBER 31, 2013
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,939	$	$
Investments in fixed maturities, current	16,088
Working capital	13,764
Total assets	51,653
Warrant liability	4,900
Current and long-term debt	26,099
Total liabilities	52,928
Convertible preferred stock	31,724
Total stockholders’ (deficit) equity	(32,999)

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital (deficiency), total assets and total stockholders’ equity (deficit) by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that are not expressly stated, that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results, financial condition and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have incurred significant net losses since our inception and may not be able to achieve or maintain profitability in the future.

We have incurred significant net losses since our inception. We had a net loss of $3.9 million, $6.4 million and $8.2 million for the years ended December 31, 2011, 2012 and 2013, respectively. Additionally, as of December 31, 2013, our accumulated deficit was $36.0 million. We have funded our operations through equity financings and borrowings under our revolving line of credit and term loans. We may not be able to achieve or maintain profitability in the near future or at all. Our recent growth, including our growth in revenue and membership, may not be sustainable or may decrease, and we may not generate sufficient revenue to achieve or maintain profitability. Additionally, our expense levels are based, in significant part, on our estimates of future revenue and many of these expenses are fixed in the short term. As a result, we may be unable to adjust our spending in a timely manner if our revenue falls short of our expectations. Accordingly, any significant shortfall of revenue in relation to our estimates could have an immediate negative effect on our financial results.

We expect to continue to make significant expenditures to maintain and expand our business, including expenditures relating to the acquisition of new members, retention of our existing members and development of our technology platform. We also expect to incur increased operating expenses as we hire additional personnel and invest in our infrastructure to support anticipated future growth and the reporting and compliance obligations to which we are subject as a public company. These increased expenditures will make it more difficult for us to achieve and maintain future profitability. Our ability to achieve and maintain profitability depends on a number of factors, including our ability to attract and service members on a profitable basis. If we are unable to achieve or maintain profitability, we may not be able to execute our business plan, our prospects may be harmed and our stock price could be materially and adversely affected.

We have made and will continue to make significant investments to grow our member base. Our average pet acquisition cost and the number of new pets we enroll depends on a number of factors, including the effectiveness of our sales execution and marketing initiatives, changes in costs of media, the mix of our sales and marketing expenditures and the competitive environment. Our average pet acquisition cost may vary from period to period based upon specific marketing initiatives. For example, veterinary trade show costs have traditionally increased our acquisition costs in the first quarter of each year. We also periodically test new member acquisition channels and marketing initiatives, each of which impacts our average acquisition costs. We plan to expand the number of Territory Partners we use to reach veterinarians and other referral sources, which is likely to increase our acquisition costs.

We base our decisions regarding our member acquisition expenditures primarily on our analysis of the revenue that we expect new pets to generate over their lifetimes based on our historical experience. Our estimates and assumptions may not accurately reflect our future results, we may overspend on member acquisition and we may not be able to recover our member acquisition costs or generate profits from these investments.

We invest significantly in member acquisition. We spent $5.2 million, $7.1 million and $9.1 million on sales and marketing to acquire new members in the years ended December 31, 2011, 2012 and 2013, respectively, and expect to continue to spend significant amounts to acquire additional members. We utilize Territory Partners, who are paid on a commission basis, to communicate the benefits of our medical plan to veterinarians through in-person visits. Veterinarians then educate pet owners, who visit our website or call our contact center to learn more about, and potentially enroll in, our medical plan. We also invest in other third-party referrals and online member acquisition channels, though we have limited experience with some of them.

We base our decisions regarding our member acquisition expenditures primarily on our analysis of the revenue that we expect new pets to generate over their lifetimes. This analysis depends substantially on estimates and assumptions based on our historical experience with pets enrolled in earlier periods, including our key financial and operating metrics described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.” We also consider the analysis of historical cohort patterns, such as the analysis that we present in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cohort Analysis.” While we believe the trends reflected by this cohort are illustrative of our broader member base, the 2010 cohort results inherently reflect a distinct group of pets and may not be representative of our other current or future cohorts, particularly as we grow and our membership broadens.

If our estimates and assumptions regarding the revenue that we expect new pets to generate over their lifetimes and our related decisions regarding investments in member acquisition prove incorrect, or if the revenue generated by new pets over the lifetime of their medical plan differs significantly from that of pets acquired in prior periods, we may be unable to recover our member acquisition costs or generate profits from our investment in acquiring new members. Moreover, if our member acquisition costs increase or we invest in member acquisition channels that do not ultimately result in new member enrollments, the return on our investment may be lower than we anticipate irrespective of the revenue generated by new members. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate and operating results may be adversely affected.

If we are unable to maintain high member retention rates, our growth prospects and revenue will be adversely affected.

We have historically experienced high member retention rates. For example, our average monthly retention rate was 98.5% over 2011, 2012 and 2013. This average monthly retention rate is consistent with annual cohorts of members as well. For example, the pets that we enrolled in our medical plan in 2010 had average monthly retention rates of 98.15%, 98.85% and 99.07% at the end of 2011, 2012 and 2013, respectively. If our efforts to satisfy our existing members are not successful, we may not be able to maintain our retention rates. Members we obtain through aggressive promotions or other channels that do not involve meaningful contact between us and the member may be more likely to terminate their medical plan subscription. In the past we have experienced reduced retention rates during periods of rapid member growth, as our retention rate is generally lower during the first year of member enrollment. Members may choose to terminate their medical plan subscription for a variety of reasons, including increased subscription fees, perceived or actual lack of value, delays or other unsatisfactory experiences in claims administration, unsatisfactory member service, an economic downturn, loss of a pet, a more attractive offer from a competitor, changes in our medical plan or other reasons, including reasons that are outside of our control. When a member terminates his or her medical plan subscription, we no longer receive the related revenue and may not be able to recover the member acquisition cost or other expenses, including claims expenses, related to that member. Our cost of acquiring a new member is substantially greater than the cost involved in maintaining our relationship with an existing member. If we are not able to successfully retain existing members and limit medical plan subscription terminations, our revenue and operating margins will be adversely impacted and our business, operating results and financial condition would be harmed.

The prices of our medical plan subscriptions are based on assumptions and estimates. If our actual experience differs from the assumptions and estimates used in pricing our medical plan subscriptions, our revenue and financial condition could be adversely affected.

The pricing of our medical plan subscriptions reflect expected claim payment patterns derived from assumptions that we make regarding a number of factors, including a pet’s species, breed, age, gender and pet location.

Factors related to pet location include the current and assumed changes in the cost and availability of veterinary technology and treatments and local veterinary practice preferences. The prices of our medical plan subscriptions also include assumptions and estimates regarding our own operating costs and expenses. We monitor and manage our pricing and overall sales mix to achieve target returns. Profitability from new members emerges over a period of years depending on the nature and length of time a pet is enrolled in our medical plan, and is subject to variability as actual results may differ from pricing assumptions. If the subscription fees we collect are insufficient to cover actual claim costs, operating costs and expenses within anticipated pricing allowances, or if our member retention rates are not high enough to ensure recovery of member acquisition costs, then our gross profit could be adversely affected and our revenue may be insufficient to achieve profitability. Conversely, if our pricing assumptions differed from actual results such that we overpriced risks, our competitiveness and growth prospects could be adversely affected.

The anticipated benefits of our analytics platform may not be fully realized.

Our analytics platform draws upon our proprietary pet data to price our medical plan subscriptions. The assumptions we make about breeds and other factors in pricing medical plan subscriptions may prove to be inaccurate, and, accordingly, these pricing analytics may not accurately reflect the claims expense that we will ultimately incur. If our competitors developed similar data systems, adopted similar underwriting criteria and pricing models or received our data, our competitive advantage could decline or be lost.

Our actual claims expenses may exceed our current reserve established for claims and may adversely affect our operating results and financial condition.

As of December 31, 2013, our claims reserve was $5.6 million. Our recorded claims reserve is based on our best estimates of claims, both reported and incurred but not reported, after considering known facts and interpretations of circumstances. We consider internal factors, including data from our proprietary data analytics platform, experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, claims management programs and contractual terms. We also consider external factors, including changes in the law, court decisions, changes to regulatory requirements and economic conditions. Because reserves are estimates of the unpaid portion of claims that have occurred, including claims incurred but not reported, the establishment of appropriate reserves is an inherently uncertain and complex process that involves significant subjective judgment. Further, we do not purchase any reinsurance, the process by which an insurer transfers, or cedes, part of the risk the insurer has assumed to a reinsurance company, and, therefore, we maintain more risk than we would if we purchased reinsurance. The ultimate cost of claims may vary materially from recorded reserves, and such variance may result in adjustments to the claims reserve, which could have a material effect on our operating results.

We rely significantly on our Territory Partners, veterinarians and other third parties to recommend our medical plan to potential members.

We rely significantly on our Territory Partners and third parties to cultivate direct veterinary relationships and build awareness of the benefits that our medical plan offers veterinarians and their clients. In turn, we rely on veterinarians to introduce and refer our medical plan to their clients. We also rely significantly on other third parties, such as existing members, online and offline businesses, animal shelters, breeders and veterinary affiliates, including veterinarian purchasing groups, to help generate leads for our medical plan. In 2013, veterinary practices represented our largest member acquisition channel, accounting for approximately 80% of our enrollments in 2013, excluding existing members adding pets and referring their friends and family members. Many factors influence the success of our relationships with these referral sources, including:

•	the continued positive market presence, reputation and growth of our company and of the referral sources;

•	the effectiveness of referral sources;

•	the decision of such referral source to support one of our competitors;

•	the interest of the referral sources’ customers or clients in the medical plan we offer;

•	the relationship and level of trust between our Territory Partners and veterinarians, and between us and the referral source;

•	the percentage of the referral sources’ customers or clients that submit applications or use trial certificates to enroll in a medical plan through our website or contact center; and

•

our ability to work with the referral source to implement any changes in our marketing initiatives, including website changes, infrastructure and technology and other programs and initiatives necessary to generate positive consumer experiences.

In order for us to implement our business strategy and grow our revenue, we must effectively maintain and increase our relationships with our Territory Partners, veterinarians and other referral sources, and continue to scale and improve our processes and procedures that support them. Those processes and procedures could become increasingly complex and difficult to manage. We expend significant time and resources attracting qualified Territory Partners and providing them with complete and current information about our business. Their relationship with us may be terminated at any time, and we may not recoup the costs associated with educating them about our medical plan or be able to maintain any relationships they have developed with veterinarians within their territories. Further, if we experience an increase in the rate at which our Territory Partner relationships are terminated, we may not develop relationships with veterinarians as quickly as we have in the past. If the financial cost to maintain our relationships with our Territory Partners outweighs the benefits provided by our Territory Partners, or if they feel unsupported or undervalued by us and terminate their relationship with us, our growth and financial performance could be adversely affected.

The success of our relationships with veterinary practices depends on the overall value our medical plan can provide to veterinarians. If the scope of our medical plan coverage is perceived to be inadequate or our claims settlement process is unsatisfactory to the veterinarian’s clients because, for example, claims are denied or we fail to timely settle claims, veterinarians may be unwilling to recommend our medical plan to their clients and they may encourage their existing clients who have subscribed to our medical plan to stop subscribing to our medical plan or to purchase a competing product. If veterinarians determine our medical plan is unreliable, cumbersome or otherwise does not provide sufficient value, they may terminate their relationship with us or begin recommending a competing product, which could negatively impact our ability to increase our member base and grow our business.

If we fail to establish or are unable to maintain successful relationships with Territory Partners, veterinarians and other referral sources, or experience an increase in the rate at which any of these relationships are terminated, it would negatively impact our ability to increase and retain our member base and our financial results. If we are unable to maintain our existing member acquisition channels and continue to add new member acquisition channels, or if the cost of our existing sources increase or does not scale as we anticipate, our member levels and sales and marketing expenses may be adversely affected.

Our Territory Partners are independent contractors and, as such, may pose additional risks to our business.

Our Territory Partners are “independent contractors” for all purposes and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight over our Territory Partners as we otherwise could if our Territory Partners were our own employees. Our Territory Partners may decide not to participate in our marketing initiatives, accept our introduction of new solutions or comply with our policies and procedures applicable to the Territory Partners, any of which may adversely affect our ability to develop relationships with veterinarians and grow our membership. Our sole recourse against Territory Partners who fail to perform is to terminate their contract, which could also trigger contractually obligated termination payments or result in disputes or threatened or actual legal proceedings with the departing Territory Partner.

We believe that our Territory Partners are not employees under existing interpretations of the laws of the jurisdictions in which we operate. We do not pay or withhold any employment tax with respect to or on behalf of our Territory Partners or extend any benefits to them that we generally extend to our employees, and we otherwise treat our Territory Partners as independent contractors. Applicable authorities or the Territory Partners may challenge this classification. Further, the applicable laws or regulations, including tax laws or interpretations, may change. If it were determined that we had misclassified our Territory Partners, we may be subjected to penalties or be required to pay withholding taxes for, extend employee benefits to, provide compensation for unpaid overtime to, or otherwise incur substantially greater expenses with respect to, our Territory Partners. Any of the foregoing circumstances could have a material adverse impact on our operating results and financial condition.

Our member base has grown rapidly in recent periods, and we may not be able to maintain the same rate of membership growth.

Our ability to grow our business and to generate revenue depends significantly on attracting new members. For the year ended December 31, 2013, we generated 91.6% of our revenue from medical plan subscriptions. In order to continue to increase our membership, we must continue to offer a medical plan that provides superior value to our members. Our ability to continue to grow our membership will also depend in part on the effectiveness of our sales and marketing programs. Our member base may not continue to grow or may decline as a result of increased competition or the maturation of our business.

We may not maintain our current rate of revenue growth.

Our revenue has increased quickly and substantially in recent periods. We believe that our continued revenue growth will depend on, among other factors, our ability to:

•	improve our market penetration through efficient and effective sales and marketing programs to attract new members;

•	maintain high retention rates;

•	increase the lifetime value per pet;

•	maintain positive relationships with veterinarians and other referral sources, and convince them to recommend our medical plan;

•	increase the number and efficiency of Territory Partners;

•	continue to offer a superior value medical plan with competitive features and rates;

•	accurately price our medical plan subscriptions in relation to actual membership claims costs and operating expenses;

•

provide our members with superior member service, including a timely and efficient claims experience, including by recruiting, integrating and retaining skilled and experienced claims personnel who can appropriately and efficiently adjudicate member claims;

•	recruit, integrate and retain skilled and experienced sales department professionals who can demonstrate our value proposition to new and existing members;

•	react to changes in technology and challenges in the industry, including from existing and new competitors;

•	increase awareness of and positive associations with our brand; and

•	successfully respond to any regulatory matters and defend any litigation.

You should not rely on our historical rate of revenue growth as an indication of our future performance.

Our use of capital may be constrained by risk-based capital regulations.

Our subsidiary, American Pet Insurance Company (APIC), is subject to risk-based capital regulations that require us to maintain certain levels of surplus to support our overall business operations in consideration of our size and risk profile. To comply with these regulations, we may be required to maintain capital that we would otherwise invest in our growth and operations, which may require us to modify our operating plan or marketing initiatives, delay the implementation of new solutions or development of new technologies, decrease the rate at which we hire additional personnel and enter into relationships with Territory Partners, incur additional indebtedness or pursue equity or debt financings or otherwise modify our business operations, any of which could have a material adverse effect on our operating results and financial condition.

Unexpected increases in the severity or frequency of claims may prevent us from generating a profit.

Unexpected changes in the severity or frequency of claims may prevent us from generating a profit. Changes in claim severity are driven primarily by inflation in the cost of veterinary care and the increasing availability and usage of expensive technologically advanced medical treatments. Increases in claim severity also could arise from unexpected events that are inherently difficult to predict, such as a pandemic that spreads through the pet population, tainted pet food or supplies or an unusually high number of serious injuries. Our loss management initiatives may not successfully identify or mitigate any such future increases in claim severity. In addition, we may experience volatility in claim frequency from time to time, and short-term trends may not continue over the longer term. The frequency of claims may be affected by the level of care and attentiveness an owner provides to the pet, the pet’s breed and age and other factors outside of our control, as well as fluctuations in member retention rates and new member acquisition. A significant increase in claim severity or frequency could increase our cost of revenue and have a material adverse effect on our financial condition.

Our success depends on our ability to adjust claims quickly and accurately.

We must accurately evaluate and pay claims that are made under our medical plan very quickly and in a manner that gives our members high satisfaction. Many factors can affect our ability to pay claims accurately, quickly and in a manner that gives our members high satisfaction, including the training, experience and skill of our claims representatives, our ability to reduce claims for non-covered conditions, our ability to recognize and respond to fraudulent or inflated claims, the claims department’s culture and the effectiveness of its management, and our ability to develop or select and implement appropriate procedures, technologies and systems to support our claims functions. Our failure to pay claims fairly, accurately and in a timely manner, or to deploy claims resources appropriately, could result in unanticipated costs to us, lead to material litigation, undermine customer goodwill and our reputation, and impair our brand image and, as a result, materially and adversely affect our competitiveness, financial results, prospects and liquidity.

We are and will continue to be faced with many competitive challenges, any of which could adversely affect our prospects, operating results and financial condition.

The market for medical insurance for pets is highly competitive. We compete with pet owners that self-fund with cash or credit, as well as traditional pet insurance providers and new entrants to our market. The vast majority of pet owners in the United States and Canada do not currently have medical coverage for their pets. We are focused primarily on expanding the overall size of the market, and we view our primary competitive challenge as educating pet owners on why our medical plan is a better alternative to self-funding.

Additionally, there are traditional insurance companies that provide pet insurance products, either as a stand-alone product or along with a broad range of other insurance products. The largest of these traditional pet insurance providers is Veterinary Pet Insurance Company, a division of Nationwide Insurance. In addition, new entrants backed by large insurance companies have attempted to enter the pet insurance market in the past and may do so again in the future. Further, traditional pet insurance providers may consolidate, resulting in the emergence of new providers that are vertically integrated or able to create other operational efficiencies, which could lead to increased competition.

Some of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, technical, marketing and other resources than we do. Some of our competitors may be able to undertake more extensive marketing initiatives for their brands and services, devote more resources to website and systems development and make more attractive offers to potential employees, referral sources and third-party service providers.

To compete effectively, we will need to continue to invest significant resources in sales and marketing and invest and improve the service at our contact center and the online experience and functionalities of our website. Failure to compete effectively against our current or future competitors could result in loss of current or potential members, medical plan subscription terminations or a reduction in member retention rates, which could adversely affect our pricing, lower our revenue and prevent us from achieving or maintaining profitability. We may not be able to compete effectively for members in the future against existing or new competitors, and the failure to do so could result in loss of existing or potential members, increased sales and marketing expenses or diminished brand strength, any of which could harm our business.

If we are not successful in cost-effectively converting visitors to our website and contact center into members, our business and operating results would be harmed.

Our growth depends in large part upon growth in our member base. We seek to convert consumers who visit our website and call our contact center into members. The rate at which consumers visiting our website and contact center seeking to enroll in our medical plan are converted into members is a significant factor in the growth of our member base. A number of factors have influenced, and could in the future influence, the conversion rates for any given period, some of which are outside of our control. These factors include:

•	the competitiveness of the medical plan we offer, including its perceived value, coverage, simplicity and fairness;

•	changes in consumer shopping behaviors due to circumstances outside of our control, such as economic conditions and consumers’ ability or willingness to pay for a pet medical plan;

•	the quality of and changes to the consumer experience on our website or with our contact center;

•

regulatory requirements, including those that make the experience on our website cumbersome or difficult to navigate or that hinder our call center’s ability to speak with potential members in a way that is conducive to converting leads or to enroll new members;

•	system failures or interruptions in the operation of our abilities to write policies or operate our website or contact center; and

•

changes in the mix of consumers who are referred to us through various member acquisition channels, such as veterinary referrals, existing members adding a pet and referring their friends and family members and other third-party referrals and online member acquisition channels.

Our ability to convert consumers into members can be impacted by a change in the mix of referrals received through our member acquisition channels. In addition, changes to our website or contact center, or other initiatives we undertake, may adversely impact our ability to convert consumers into members at our current rate, or at all. These changes may have the unintended consequence of adversely impacting our conversion rates. A decline in the percentage of members who enroll in our medical plan on our website or telephonically through our contact center also could result in increased member acquisition costs. To the extent the rate at which we convert consumers into members suffers, the growth rate of our member base may decline, which would harm our business, operating results and financial condition.

We have made and will continue to make substantial investments in features and functionality for our website and training and staffing for our contact center that are designed to drive traffic, increase member engagement and improve new and existing member service. These activities do not directly generate revenue, however, and we may never realize any benefit from these investments. If the expenses that we incur in connection with these activities do not result in sufficient growth in members to offset the cost, our business, operating results and financial condition will be adversely affected.

If we are unable to maintain and enhance our brand recognition and reputation, our business and operating results will be harmed.

We believe that maintaining and enhancing our brand recognition and reputation is critical to our relationships with existing members, Territory Partners, veterinarians and other referral sources, and to our ability to attract new members, new Territory Partners, additional supportive veterinarians and other referral sources. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in our market continues to develop and mature. Our success in this area will depend on a wide range of factors, some of which are out of our control, including the following:

•	the efficacy of our sales and marketing programs;

•	the perceived value of our medical plan;

•	quality of service provided by our contact center and claims professionals, including the fairness, ease and timeliness of our claims administration process;

•	actions of our competitors, our Territory Partners, veterinarians and other third parties;

•	positive or negative publicity, including material on the Internet;

•	regulatory and other government-related developments; and

•	litigation-related developments.

The promotion of our brand may require us to make substantial investments, and we anticipate that, as our market becomes increasingly competitive, these branding initiatives may become increasingly difficult and expensive. Our brand promotion activities may not be successful or yield increased revenue, and to the extent that these activities result in increased revenue, the increased revenue may not offset the expenses we incur and our operating results could be harmed. If we do not successfully maintain and enhance our brand, our business may not grow and our relationships with veterinarians and other referral sources could be terminated, which would harm our business, operating results and financial condition.

Our business depends on our ability to maintain and scale the infrastructure necessary to operate our technology platform.

Our business depends on our ability to maintain and scale the infrastructure necessary to operate our technology platform, which includes our analytics and pricing engine, pet organizer, customer relationship management system, contact center phone system and website. We use these technology frameworks to price our medical plan subscriptions, enroll members, engage with current members and administer claims under our medical plan. Additionally, our members review and purchase subscriptions to our medical plan and submit claims through our website and contact center. Our reputation and ability to acquire, retain and serve our members depends on the reliable performance of our technology platform and the underlying network systems and infrastructure, and on providing best-in-class member service through our contact center and website. As our member base continues to grow, the amount of information collected and stored on the systems and infrastructure supporting our technology platform will continue to grow, and we will need an increasing amount of network capacity, computing power and information technology personnel to develop and maintain our technology platform and service our contact center.

We have made, and expect to continue to make, substantial investments in equipment and related network infrastructure to handle the operational demands on our technology platform, including increasing data collection, software development, traffic on our website and the volume of calls at our contact center. The operation of the systems and infrastructure supporting our technology platform is expensive and complex and could experience operational failures. In the event that our data collection, member base or amount of traffic on these systems grows more quickly than anticipated, we may be required to incur significant additional costs to increase the capacity in our systems. Any system failure that causes an interruption in or decreases the responsiveness of our services could impair our revenue-generating capabilities, harm our business and operating results and damage our reputation. In addition, any loss or mishandling of data could result in breach of confidence, competitive disadvantage or loss of members, and subject us to potential liability. Any failure of the systems and infrastructure that we rely on could negatively impact our enrollment as well as our relationship with members. If we do not maintain or expand the systems and infrastructure underlying our technology platform successfully, or if we experience operational failures, our reputation could be harmed and we could lose current and potential members, which could harm our operating results and financial condition.

We have made, and expect to continue to make, significant investments in new solutions and enhancements to our technology platform. These new solutions and enhancements may not be successful, and we may not recognize the expected benefits.

We have a team of product and engineering professionals dedicated in part to enhancing our technology platform and developing new solutions. We have made, and expect to continue to make, significant investments in these new solutions and enhancements. For example, we are currently making significant investments to develop Trupanion Express, which is designed to facilitate the direct payment of claims to veterinary practices. Similarly, we are in the process of redesigning our website, which has and will continue to require a significant amount of time and expense. These development activities may not be successful, and we may incur delays or cost overruns. Further, if or when these new solutions or enhancements are introduced, they may not be well received by veterinarians or by new or existing members, particularly if they are costly, cumbersome or unreliable. If new solutions and enhancements are not successful, we may not recognize the expect benefits of these investments, and our business and financial condition could be adversely affected.

If we fail to effectively manage our growth, our business, operating results and financial condition may suffer.

We have recently experienced, and expect to continue to experience, significant growth, which has placed, and may continue to place, significant demands on our management and our operational and financial systems and infrastructure. We expect that our growth strategy will require us to commit substantial financial, operational and technical resources. It may also result in increased costs, including unexpected increases in our underlying costs (such as member acquisition costs or the frequency or severity of claims costs) generated by our new business, which could prevent us from becoming profitable and could impair our ability to compete effectively for pet medical plan business. Additionally, we have in the past, and may in the future, experience increases in medical plan subscription terminations as our membership grows, which negatively affects our retention rate. If we do not effectively manage this growth, our financial condition could be harmed and the quality of our services could suffer.

In order to successfully expand our business, we need to hire, integrate and retain highly skilled and motivated employees. We also need to continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls. These improvements could require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully implement improvements in these areas, our business, operating results and financial condition will be harmed.

Our operating results may vary, which could cause the trading price of our stock to fluctuate or decline, make period-to-period comparisons less meaningful, and make our future results difficult to predict.

We may experience fluctuations in our revenue, expenses and operating results in future periods. Our operating results may fluctuate in the future as a result of a number of factors, many of which are beyond our control. These fluctuations may lead analysts to change their long-term models for valuing our common stock, cause us to face short-term liquidity issues, impact our ability to retain or attract key personnel or cause other unanticipated issues, all of which could result in declines in our stock price. Moreover, these fluctuations may make comparing our operating results on a period-to-period basis less meaningful and make our future results difficult to predict. You should not rely on our past results as an indication of our future performance. In addition, if revenue levels do not meet our expectations, our operating results and ability to execute on our business plan are likely to be harmed. In addition to the other factors listed in this “Risk Factors” section, factors that could affect our operating results include the following:

•	our ability to retain our current members and grow our member base;

•	the effectiveness of our sales and marketing programs;

•	our ability to improve veterinarians’ and other third-parties’ willingness to provide referrals for our medical plan;

•	the timing, volume and severity of our claims and the adequacy of our claims reserve;

•	the level of demand for and the price of our medical plan subscriptions or those of our competitors;

•	the perceived value of our medical plan to veterinarians and pet owners;

•	spending decisions by our members and prospective members;

•	our costs and expenses, including pet acquisition costs and claims expenses;

•	our ability to expand the number and efficiency of our Territory Partners;

•	our ability to effectively manage our growth;

•	the effects of increased competition in our business;

•	our ability to keep pace with changes in technology and our competitors;

•	the impact of any security incidents or service interruptions;

•	costs associated with defending any regulatory action or litigation or with enforcing our intellectual property, contractual or other rights;

•	the impact of economic conditions on our revenue and expenses;

•	fluctuations in foreign currency exchange rates; and

•	changes in government regulation affecting our business.

Seasonal or periodic variations in the behavior of our members also may cause fluctuations in our financial results. Enrollment in our medical plan tends to be discretionary in nature and may be sporadic, reflecting overall economic conditions, budgeting constraints, pet-buying patterns and a variety of other factors, many of which are outside our control. For example, we expect to experience some effects of seasonal trends in member behavior in the fourth quarter and in the beginning of the first quarter of each year in connection with the traditional holiday season. While we believe seasonal trends have affected and will continue to affect our quarterly results, our growth may have overshadowed these effects to date. We believe that our business will continue to be subject to seasonality in the future, which may result in fluctuations in our financial results.

Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of investors or analysts that follow our stock and may not be meaningful indications of our future performance.

Our vertical integration may result in higher costs.

We manage all aspects of our business, including writing our medical plan, implementing our own national independent referral network, pricing our medical plan subscriptions with our in-house actuarial team, administering claims made with respect to our medical plan, operating our own contact center and owning our own brand. While we believe this vertically integrated approach reduces frictional costs and enhances member experiences, third-party providers may, now or in the future, be able to replicate this model on a more efficient and effective basis. If our in-house services are or become less efficient or less effective than the same services provided by a third party, we will not realize the related cost savings and may be unable to provide a superior membership experience, which may have an adverse effect on our operating results.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market for medical coverage for cats and dogs in North America achieves the forecasted growth, our business may not grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates, which may not prove to be accurate. Although we believe that the North American market for pet medical coverage will grow over time if consumers are offered a high-value product, the market for medical coverage for cats and dogs in North America has been historically growing slowly or stagnant and may not be capable of growing further. Even if this market experiences significant growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We depend on key personnel to operate our business and, if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

Our success depends to a significant extent on the continued services of our current management team, including Darryl Rawlings, our founder and Chief Executive Officer. The loss of Mr. Rawlings or several other key executives or employees within a short timeframe could have a material adverse effect on our business. We employ all of our executive officers and key employees on an at-will basis, and their employment can be terminated by us or them at any time, for any reason and without notice, subject, in certain cases, to severance payment rights. In order to retain valuable employees, in addition to salary and cash incentives, we provide stock options that vest over time. The value to employees of stock options that vest over time will be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to maintain their retention benefit or counteract offers from other companies. Additionally, if we were to lose a large percentage of our current employees in a relatively short time period, or our employees were to engage in a work stoppage or unionize, we may be unable to hire and train new employees quickly enough to prevent disruptions in our operations, which may result in the loss of members, Territory Partners or referral sources.

Our success also depends on our ability to attract, retain and motivate additional skilled management personnel. We plan to continue to expand our work force, which we believe will enhance our business and operating results. We believe that there is significant competition for qualified personnel with the skills and knowledge that we require. Many of the other companies with which we compete for qualified personnel have greater financial and other resources than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. If we are unable to attract and retain the necessary qualified personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our business objectives and our ability to pursue our business strategy. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that contribute crucially to our business.

Our culture is fundamental to our success and defines who we are and how we operate our business. We were founded on a deep appreciation of the special relationship between pet owners, their beloved pets and their trusted veterinarians. We have invested substantial time, energy and resources in developing a culture that fosters teamwork, innovation, creativity and a focus on providing value for our members as well as for Territory Partners and veterinarians. As we continue to develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain personnel, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Our business and financial condition is subject to risks related to our writing of policies for an unaffiliated managing general agent.

In November 2012, we began writing one-year pet insurance policies for an unaffiliated managing general agent. These policies provide different coverage and are subject to materially different terms and conditions than the Trupanion medical plan. Further, the unaffiliated managing general agent administers these policies and markets them to consumers. For the year ended December 31, 2013, premiums from these policies accounted for 8.4% of our total revenue. This relationship can be terminated by either party and, if terminated, would result in a reduction in our revenue to the extent we cannot enter into another relationship and generate equivalent revenues with a different managing general agent. In addition, the managing general agent controls a trust account it maintains on our behalf. If the managing general agent makes operating decisions that adversely affect its business or brand, our business or brand could also be adversely affected.

We have limited experience in writing policies for unaffiliated managing general agents, and this business may not grow at the same rate as our core business and may decline. As a result of this new line of business, we may be subject to additional regulatory requirements and scrutiny, which may have an adverse effect on our operations.

In Canada, our medical plan is written by Omega General Insurance Company (Omega). If it were to terminate its underwriting arrangement with us, our business could be adversely affected.

In Canada, our medical plan is written by Omega, and we assume 100% of all premiums written by Omega and the related claims through a fronting and reinsurance agreement. This agreement may be terminated by either party with 180 days written notice until it terminates pursuant to its terms on December 31, 2014, at which time it will automatically renew for successive one-year periods and be terminable by either party with 90 days written notice. If Omega were to terminate our agreement or be unable to write insurance for regulatory or other reasons, we may have to terminate subscriptions with our existing members or suspend member enrollment and renewals in Canada until we entered into a relationship with another third party to write our medical plan, which may take a significant amount of time and require significant expense. We may not be able to enter into a new relationship, and any new relationship may be on less favorable terms. Any delay in entry into a new relationship or suspension of member enrollment and renewals could have a material adverse effect on our operating results and financial condition.

We are exploring opportunities to expand our operations globally, and we may therefore become subject to a number of risks associated with international expansion and operations.

As part of our growth plan, we intend to expand our operations globally. We have no history of marketing, selling, administrating and supporting our medical plan to consumers outside of the United States, Canada and Puerto Rico. International sales and operations are subject to a number of risks, including the following:

•

regulatory rules and practices, foreign exchange controls, tariffs, tax laws and treaties that are different than those we operate under in the United States, Canada and Puerto Rico and that carry a greater risk of unexpected changes;

•	the costs and resources required to modify our technology and sell our medical plan in non-English speaking countries;

•	the costs and resources required to modify our medical plan appropriately to suit the needs and expectations of residents and veterinarians in such foreign countries;

•

our data analytics platform may have limited applicability in foreign countries, which may impact our ability to develop adequate underwriting criteria and accurately price subscriptions to our medical plan in such countries;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	technological incompatibility;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business;

•	difficulties in attracting and retaining personnel with experience in international operations;

•

difficulties in modifying our business model in a manner suitable for any particular foreign country, including any modifications to our Territory Partner model to the extent we determine that our existing model is not suitable for use in foreign countries;

•	our lack of experience in marketing to consumers and veterinarians, and encouraging online marketing, in foreign countries;

•	our relative lack of industry connections in many foreign countries;

•

difficulties in managing operations due to language barriers, distance and time zone differences, staffing, cultural differences and business infrastructure constraints, including difficulty in obtaining foreign and domestic visas;

•	application of foreign laws and regulations to us, including more stringent or materially different insurance, employment, consumer and data protection laws;

•	the uncertainty of protection for intellectual property rights in some countries;

•

greater risk of a failure of foreign employees to comply with applicable U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act and any trade regulations ensuring fair trade practices; and

•	general economic and political conditions in these foreign markets.

These factors and other factors could harm our ability to gain future international revenue and, consequently, materially impact our business and operating results. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources, detracting from management attention and financial resources otherwise available to our existing business. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business and could have an adverse effect on our operating results and financial condition.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

In connection with the preparation of our 2010, 2011 and 2012 financial statements, our independent registered public accounting firm identified a material weakness in internal control over financial reporting with respect to the design and operation of internal controls over accounting for income and other taxes such as goods and services tax and harmonized sales tax and with respect to the design and operation of internal controls over accounting for complex equity matters such as preferred stock issuances and share repurchase arrangements. Under standards established by the Public Company Accounting Oversight Board, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. While we believe that we have remediated the material weakness identified by our independent registered public accounting firm, we cannot assure you that there will not be additional material weaknesses or significant deficiencies that our independent registered public accounting firm or we will identify. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with the New York Stock Exchange listing requirements.

In addition, as a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the fiscal year ending December 31, 2015, provide a management report on the internal control over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we decide not to avail ourselves of the exemption provided to an emerging growth company, as defined by The Jumpstart Our Business Startups Act of 2012 (JOBS Act). We are in the process of designing and implementing the internal controls over financial reporting required to comply with this obligation, which process has been and will continue to be time consuming, costly and complicated.

We may not detect errors on a timely basis and our financial statements may be materially misstated. If we identify future material weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 in a timely manner, are unable to assert that our internal controls over financial reporting are effective or our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission (SEC) or other regulatory authorities, which could require additional financial and management resources.

If our security measures are breached and unauthorized access is obtained to our data, including our members’ data, we may lose our competitive advantage and our systems may be perceived as not being secure.

Our data repository contains proprietary information that we believe gives us a competitive advantage, including claims data and other data with respect to members, Territory Partners, veterinarians and other third parties. Security breaches could expose us to a risk of loss of our data or disclosure of this data, either publicly or to a third party who could use the information to gain a competitive advantage. In the event of a loss of our systems or data, we could experience increased costs or delays, which in turn may harm our financial condition, damage our brand and result in the loss of members. Such a disclosure also could lead to litigation and possible liability.

We store and transmit our members’ confidential information, including credit card and bank account numbers, pet medical records and other private information. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. Our payment services may be susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards, debit cards or bank account information, identity theft or merchant fraud.

If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our data, including data of our members, our reputation may be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the public perception of the effectiveness of our security measures could be harmed, and we could lose members and our medical plan subscriptions may be terminated, which could adversely affect our business.

Any legal liability, regulatory penalties or negative publicity for the information on our website or that we otherwise distribute or provide, directly or through our Territory Partners or other referral sources, could harm our business, operating results and financial condition.

We provide information on our website, through our contact center and in other ways regarding pet health, the pet insurance industry in general and our medical plan, including information relating to subscription fees, coverage, benefits, exclusions, limitations, availability and medical plan comparisons. A significant amount of both automated and manual effort is required to maintain the medical plan information on our website. Separately, from time to time, we use the information provided on our website and otherwise collected by us to publish reports designed to educate consumers. For example, we produce a significant amount of marketing materials regarding our medical plan. If the information we provide on our website, through our contact centers or otherwise is not accurate or is construed as misleading, or if we improperly assist individuals in purchasing subscriptions to our medical plan, our members, competitors or others could attempt to hold us liable for damages, our relationships with veterinarians and other referral sources could be terminated and regulators could attempt to subject us to penalties, revoke our licenses to transact our business in a particular jurisdiction or compromise the status of our licenses to transact our business in other jurisdictions, which could result in our loss of revenue. In the ordinary course of operating our business, we may receive complaints that the information we provided was not accurate or was misleading. These types of claims could be time-consuming and expensive to defend, could divert our management’s attention and other resources and could cause a loss of confidence in our business. As a result, whether or not we are able to successfully resolve these claims, they could harm our business, operating results and financial condition.

We are subject to a number of risks related to accepting automatic fund transfers and credit card and debit card payments.

We accept payments of subscription fees from our members through automatic fund transfers and credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in the number of members who utilize credit and debit cards to pay their subscription fees or related credit and debit card fees would reduce our margins and could require us to increase the subscription fees for our medical plan, which could cause us to lose members and revenue, or suffer an increase in our operating expenses, either of which could adversely affect our operating results.

If we, any of our processing vendors or banks have problems with our billing software, or if the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies or banks to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our members’ credit cards on a timely basis or at all, or a bank withdraws the incorrect amount or fails to timely transfer the correct amount to us, we could lose revenue and harm our member experience, which could adversely affect our business and operating results.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, including the Payment Card Industry Data Security Standard (PCI DSS), a security standard applicable to companies that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. In the past we may not have been, we currently are not and in the future we may not be, fully compliant with PCI DSS. Our failure to comply fully with the PCI DSS now or at any point in the future may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply fully also may subject us to fines, penalties, damages and civil liability, and may result in the loss of our ability to accept credit and debit card payments. In addition, there is no guarantee that PCI DSS compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, credit and debit card holders and credit and debit card transactions.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could adversely affect our business, operating results and financial condition.

If we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or our fees for many or all categories of credit and debit card transactions, credit card companies and debit card issuers may increase our fees or terminate their relationship with us. Any increases in our credit card and debit card fees could adversely affect our operating results, particularly if we elect not to raise our subscription fees to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

Failure to adequately protect our intellectual property could substantially harm our business and operating results.

We rely on a combination of intellectual property rights, including trade secrets, copyrights and trademarks, as well as contractual restrictions, to safeguard our intellectual property. As of December 31, 2013, we also had two pending patent applications in the United States, one pending patent application in Europe and no issued patents. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our digital content, pricing analytics, technology, software, branding and functionality, or obtain and use information that we consider proprietary. Moreover, policing our proprietary rights is difficult and may not always be effective. As we continue to expand internationally, we may need to enforce our rights under the laws of countries that do not protect proprietary rights to as great an extent as do the laws of the United States, which may be expensive and divert management’s attention away from other operations.

Our digital content is not protected by any registered copyrights or other registered intellectual property. Rather, our digital content is protected by statutory and common law rights, user agreements that limit access to and use of our data and by technological measures. Compliance with use restrictions is difficult to monitor, and our proprietary rights in our digital content databases may be more difficult to enforce than other forms of intellectual property rights.

As of December 31, 2013, we had five registered trademarks in the United States, including “Trupanion,” and three additional trademark applications. We have three pending trademark applications in Canada. Some of our trade names may not be eligible to receive trademark protection. Trademark protection may also not be available, or sought by us, in every country in which our medical plan may become available. Competitors may adopt names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly confusing members. Moreover, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate marks similar to our trademarks. We may take action, including initiating litigation, to protect our intellectual property rights and the integrity of our brand, and these efforts may prove costly, ineffective and increase the likelihood of counterclaims against us.

We currently hold the “Trupanion.com” Internet domain name and numerous other related domain names. Domain names generally are regulated by Internet regulatory bodies. If we lose the ability to use a domain name in the United States, Canada or any other country, we may be forced to acquire domain names at significant cost or, in the alternative, be forced to incur significant additional expenses to market our medical plan, including the development of a new brand and the creation of new promotional materials, which could substantially harm our business and operating results. The regulation of domain names in the United States, Canada and in other foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the “Trupanion” name in all of the countries in which we currently intend to conduct business.

We control access to our proprietary technology, software and documentation by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties, such as service providers, vendors, individuals and entities that may be exploring a business relationship with us. These agreements may not prevent disclosure of trade secrets and other confidential information, and may not provide an adequate remedy in the event of misappropriation of trade secrets or any unauthorized disclosure of trade secrets and other confidential information. In addition, others may independently discover trade secrets and confidential information and, in such cases, we may not be able to assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions, and failure to obtain or maintain trade secret protection, or our competitors being able to obtain our trade secrets or to independently develop technology similar to ours or competing technologies, could adversely affect our competitive business position.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective, could result in substantial costs and diversion of resources and could substantially harm our operating results.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

From time to time, third parties may claim that our services infringe or otherwise violate their intellectual property rights. We may be subject to legal proceedings and claims, including claims of alleged infringement by us of the intellectual property rights of third parties. For example, a competitor has alleged that our use of the phrase “veterinary pet insurance” infringed on its trademark rights. This or any other dispute or litigation regarding intellectual property could be expensive and time consuming, regardless of the merits of any claim, and could divert our management and key personnel from our operations.

If we were to discover or be notified that our services potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, and any such license may substantially restrict our use of the intellectual property. Moreover, if we are sued for infringement and lose the lawsuit, we could be required to pay substantial damages or be enjoined from offering the infringing services. Any of the foregoing could cause us to incur significant costs and prevent us from selling subscriptions to our medical plan.

We rely on third parties to provide intellectual property and technology necessary for the operation of our business.

We utilize intellectual property and technology owned by third parties in developing and operating our technology platform and operating our business. From time to time, we may be required to renegotiate with these third parties or negotiate with other third parties to include or continue using their intellectual property or technology in our existing technology platform or business operations or in modifications or enhancements to our technology platform or business operations. We may not be able to obtain the necessary rights from these third parties on commercially reasonable terms, or at all, and the third-party intellectual property and technology we use or desire to use may not be appropriately supported, maintained or enhanced by the third parties. If we are unable to obtain the rights necessary to use or continue to use third-party intellectual property and technology in our operations, or if those third parties are unable to support, maintain and enhance their intellectual property and technology, we could experience increased costs or delays, which in turn may harm our financial condition, damage our brand and result in the loss of members.

Our technology platform and our data are also hosted by a third-party service provider. The terms under which such third-party service provider provides us services may change and we may be required to renegotiate with that third party. If we are unable to renegotiate satisfactory terms, we may not be able to transition to an alternative service provider without interrupting the availability of our technology platform and any interruption could materially and adversely affect our business. Additionally, if our third-party service provider experiences any disruptions, outages or catastrophes, or if it ceases to conduct business for any reason, we could experience an interruption in our business, which may in turn, damage our brand, result in a loss of members and harm our financial condition.

Changes in the economy may negatively impact our business, operating results and financial condition.

Our business may be affected by changes in the economic environment. Pet medical plans are a discretionary purchase, and members may reduce or eliminate their discretionary spending during an economic downturn, resulting in an increase in medical plan subscription terminations and a reduction in the number of new members. We may experience a material increase in medical plan subscription terminations or a material reduction in our member retention rate in the future, especially in the event of a prolonged recessionary period or a downturn in economic conditions. Conversely, consumers may have more income to pay for pet healthcare out-of-pocket and less desire to purchase a pet medical plan during a period of economic growth. In addition, media prices may increase during a period of economic growth, which could increase our sales and marketing expenses. As a result, our business, operating results and financial condition may be significantly affected by changes in the economic environment.

Covenants in the credit agreements governing our revolving line of credit and term loans may restrict our operations, and if we do not effectively manage our business to comply with these covenants, our financial condition could be adversely affected.

The credit agreements governing our revolving line of credit and term loans contain various restrictive covenants, including restrictions on our ability to dispose of our assets, change the name, location, office or executive management of our business, merge with or acquire other entities, incur other indebtedness, incur encumbrances, pay dividends or make distributions to holders of our capital stock, make investments, engage in transactions with our affiliates, permit withdrawals from APIC (with certain exceptions) and conduct operations in certain of our Canadian subsidiaries. Our credit agreements also contain financial covenants, including those that require APIC to maintain certain capital and surplus, us to maintain certain minimum cash balances and us to achieve specified monthly revenue, claims ratios, discretionary profit, free cash flow, lifetime value of pet and EBITDA levels (each as defined in the credit agreements). Our ability to meet these restrictive covenants can be affected by events beyond our control, and we have been in the past, and may be in the future, unable to do so. In addition, our failure to maintain effective internal controls to measure compliance with our financial covenants could affect our ability to take corrective actions on a timely basis and could result in our being in breach of these covenants. Our credit agreements provide that our breach or failure to satisfy certain covenants constitutes an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under one or more of our credit agreements to be immediately due and payable. If we are unable to repay those amounts, our financial condition could be adversely affected.

Our indebtedness could adversely affect our business and limit our ability to expand our business or respond to changes, and we may be unable to generate sufficient cash flow to satisfy our debt service obligations.

As of December 31, 2013, we had outstanding indebtedness of $29.9 million, which was secured by substantially all of our assets. We may incur additional indebtedness in the future, including any additional borrowings available under our revolving line of credit. Any substantial indebtedness and the fact that a substantial portion of our cash flow from operating activities could be needed to make payments on this indebtedness could have adverse consequences, including the following:

•	reducing the availability of our cash flow for our operations, capital expenditures, future business opportunities and other purposes;

•

limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate, which could place us at a competitive disadvantage compared to our competitors that may have less debt;

•	limiting our ability to borrow additional funds; and

•	increasing our vulnerability to general adverse economic and industry conditions.

Our ability to borrow any funds needed to operate and expand our business will depend in part on our ability to generate cash. Our ability to generate cash is subject to the performance of our business, as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may also need to borrow additional funds to support risk-based capital requirements related to APIC’s growth. If our business does not generate sufficient cash flow from operating activities or if future borrowings are not available to us, under our revolving credit facility or otherwise, in amounts sufficient to enable us to fund our liquidity needs, our operating results, financial condition and ability to expand our business and meet our risk-based capital requirements may be adversely affected. Moreover, our inability to make scheduled payments on our debt obligations in the future would require us to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity.

The outcome of litigation or regulatory proceedings could subject us to significant monetary damages, restrict our ability to conduct our business, harm our reputation and otherwise negatively impact our business.

From time to time, we have been, and in the future may become, subject to litigation, claims and regulatory proceedings and inquiries, including market conduct exams by state insurance regulatory agencies. For example, we are currently addressing an inquiry from the California Department of Insurance alleging that our trial medical plan is being issued in violation of California law and an inquiry from the Washington State Office of Insurance Commissioner alleging that one of our subsidiaries and its employees are not properly licensed under Washington law.

We cannot predict the outcome of these or any future actions or proceedings, and the cost of defending such actions or proceedings could be material. Furthermore, defending such actions or proceedings could divert our management and key personnel from our business operations. If we are found liable in any action or proceeding, we may have to pay substantial damages or fines, or change the way we conduct our business, either of which may have a material adverse effect on our business, operating results, financial condition and prospects. There may also be negative publicity associated with litigation or regulatory proceedings that could harm our reputation or decrease acceptance of our services. These claims may be costly to defend and may result in assessment of damages, adverse tax consequences and harm to our reputation.

We do not believe the nature of any pending regulatory or legal proceeding will have a material adverse effect on our business, operating results and financial condition. Our assessment, however, may be incorrect, and is subject to change at any time based on the discovery of facts or circumstances that are not presently known to us. Therefore, it is possible that pending or future litigation may have a material adverse effect on our business, reputation, operating results and financial condition.

Our revenue may be negatively affected if we are required to pay income tax, premium tax, transaction tax or other taxes in jurisdictions where we are currently not collecting and reporting tax.

We currently pay income tax, premium tax, transaction tax and other taxes in certain jurisdictions in which we do business. We are also currently in the process of voluntarily self-disclosing and paying goods and services tax and harmonized sales tax in Canada with respect to charges from our U.S. subsidiary to one of our Canadian subsidiaries, as well as income tax for APIC in certain states in the United States. A successful assertion by any jurisdictions that we should be paying income, premium, transaction or other taxes on our income or in connection with enrollment in our medical plan or intercompany services, or the enactment of new laws requiring the payment of income, premium, transfer or other taxes in connection with enrollment in our medical plan or intercompany services, could result in substantial tax liabilities. Our voluntary disclosure of tax obligations and any future assertions by any jurisdiction that we should be paying taxes may create increased administrative burdens or costs, requirement payment of substantial fines and penalties, discourage consumers from enrolling in our medical plan, reduce our operational efficiencies, decrease our ability to compete or otherwise substantially harm our business and operating results.

If consumer acceptance of the Internet as an acceptable marketplace for a pet medical plan does not continue to increase, our growth prospects will be harmed.

Our success depends in part on widespread consumer acceptance of the Internet as a marketplace for the purchase of a pet medical plan. Internet use may not continue to develop at historical rates, and consumers may not continue to use the Internet to research, select and purchase a pet medical plan. In addition, the Internet may not be accepted as a viable resource for a number of reasons, including lack of security of information or privacy protection, possible disruptions, computer viruses or other damage to Internet servers or to users’ computers, and excessive governmental regulation.

Our success will depend, in large part, on third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services.

We depend in part on Internet search engines to attract potential new members to visit our website. If Internet search engines’ methodologies are modified or our search result page rankings decline for other reasons, our new customer growth could decline, and our business and operating results could be harmed.

We derive a significant amount of traffic to our website from consumers who search for pet medical insurance through Internet search engines, such as Google, Bing and Yahoo!. A critical factor in attracting consumers searching for pet medical insurance on the Internet to our website is whether we are prominently displayed in response to an Internet search relating to pet insurance. Algorithmic search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular Internet search engine, which may change from time to time. If we are listed less prominently in, or removed altogether from, search result listings for any reason, the traffic to our websites would decline and we may not be able to replace this traffic, which in turn would harm our business, operating results and financial condition. If we decide to attempt to replace this traffic, we may be required to increase our sales and marketing expenditures, including by utilizing paid search advertising, which would also increase our pet acquisition costs and harm our business, operating results and financial condition.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may decide to acquire businesses, products and technologies. Our ability to successfully make and integrate acquisitions is unproven. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Furthermore, even if we successfully acquire additional businesses or technologies, we may not be able to migrate the policyholders to our medical plan, integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business or technology. In addition, we may unknowingly inherit liabilities from future acquisitions that arise after the acquisition and are not adequately covered by indemnities. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. If an acquired business or technology fails to meet our expectations, our business, operating results and financial condition may suffer.

A downgrade in the financial strength rating of our insurance company may have an adverse effect on our competitive position, the marketability of our medical plan, and our liquidity, access to and cost of borrowing, operating results and financial condition.

Financial strength ratings are important factors in establishing the competitive position of insurance companies and generally have an effect on an insurance company’s business. On an ongoing basis, rating agencies review the financial performance and condition of APIC and could downgrade or change the outlook on its ratings due to, for example, a change in its statutory capital, a change in the rating agency’s determination of the amount of risk-based capital required to maintain a particular rating or a reduced confidence in management or its business strategy, as well as a number of other considerations that may or may not be under our control. As of November 2013, APIC was rated “A—Exceptional” by Demotech, Inc. The insurance financial strength rating of APIC is subject to periodic review, and APIC may not retain the current rating. A downgrade in this or any future ratings could have a material effect on our sales, our competitiveness, the marketability of our medical plan, our liquidity, access to and cost of borrowing, operating results and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2013, we had U.S. federal net operating loss carryforwards of approximately $24.4 million that will begin to expire in 2027. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5-percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We may have experienced an ownership change in the past and may experience ownership changes in the future as a result of this offering or future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income and taxes may be subject to limitations.

Our business is subject to the risks of earthquakes, floods, fires and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from earthquakes, human error, intentional bad acts, hurricanes, floods, fires, power losses, telecommunications failures, hardware and system failures, terrorist attacks, acts of war, break-ins or similar events. For example, our corporate headquarters and facilities are located in Seattle, Washington near known earthquake fault zones and are vulnerable to significant damage from earthquakes. In addition, acts of terrorism could cause disruptions in our business or the economy as a whole. Our servers and systems may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential member data. We currently have limited disaster recovery capability, and our business interruption insurance may be insufficient to compensate us for losses that may occur. Such disruptions could negatively impact our ability to run our business, which could have an adverse effect on our operating results and financial condition.

Risks Related to Compliance with Laws and Regulations

We may not be able to maintain the requisite amount of risk-based capital, which may adversely affect our ability to generate a profit and our ability to compete in the pet insurance market.

Memberships in our U.S. medical plan are written by APIC. APIC is an insurance company domiciled in the state of New York and licensed by the New York Department of Financial Services (NY DFS). Regulators in the states in which we do business impose National Association of Insurance Commissioners approved risk-based capital requirements on APIC to ensure it maintains reasonably appropriate levels of surplus to support our operations and to protect members against adverse developments, taking into account the risk characteristics of our assets, liabilities and certain other items. As of December 31, 2013, we were required to maintain $16.8 million of risk-based capital to be at or above 200% of the authorized control level. The NY DFS may increase this level in the future, and we anticipate that we will need to maintain greater amounts of risk-based capital if our pet enrollment grows. If the amount of our capital and surplus falls below any required level, we may face restrictions with respect to soliciting new business and maintaining existing business, and we may be required to submit a corrective action plan for approval by the NY DFS. The NY DFS could also order that APIC be placed into state rehabilitation or liquidation proceedings.

Additionally, if our risk-based capital falls below the company action level, a certain minimum threshold, the unaffiliated managing general agent that we write pet insurance policies for may terminate its relationship with us and require us to reimburse it for its expenses in finding and transitioning to a new company to write its policies. If this were to occur, we would lose the revenue generated from that relationship and incur additional expenses, which could have a material adverse effect on our financial condition.

We may require additional capital to meet our risk-based capital requirements, pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us at any time, our business, operating results and financial condition may be harmed.

We may require additional capital to meet our risk-based capital requirements, operate or expand our business or respond to unforeseen circumstances. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If we raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of our common stock could be significantly diluted and these newly issued securities may have rights, preferences or privileges senior to those of holders of our common stock. Furthermore, volatility in the credit or equity markets may have an adverse effect on our ability to obtain debt or equity financing or the cost of such financing. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient and, in such case, we may not be able to successfully obtain additional financing on favorable terms. If funds are unavailable to us on reasonable terms when we need them, we may be unable to meet our risk-based capital requirements, train and support our employees and Territory Partners, maintain the competitiveness of our technology, pursue business opportunities, service our existing debt, pay claims or acquire new members, any of which could have an adverse effect on our business, operating results and financial condition.

If we fail to comply with the numerous laws and regulations that are applicable to the sale of a pet medical plan, our business and operating results could be harmed.

The sale of a pet medical plan, which is considered a type of property and casualty insurance, is heavily regulated by each state in the United States and by Canadian provincial governments. In the United States, state insurance regulators are charged with protecting policyholders and have broad regulatory, supervisory and administrative powers over our business practices. Because we do business in all 50 states, the District of Columbia, all Canadian provinces and Puerto Rico, compliance with insurance-related laws, rules and regulations is difficult and imposes significant costs on our business. Each jurisdiction’s insurance department typically has the power, among other things, to:

•	grant and revoke licenses to transact insurance business;

•	conduct inquiries into the insurance-related activities and conduct of agents and agencies and others in the sales, marketing and promotional channels;

•	require and regulate disclosure in connection with the sale and solicitation of insurance policies;

•	authorize how, by which personnel and under what circumstances insurance premiums can be quoted and published and an insurance policy sold;

•	approve which entities can be paid commissions from carriers and the circumstances under which they may be paid;

•	regulate the content of insurance-related advertisements, including web pages, and other marketing practices;

•	approve policy forms, require specific benefits and benefit levels and regulate premium rates;

•	impose fines and other penalties; and

•	impose continuing education requirements.

While the U.S. federal government does not directly regulate the insurance industry, federal legislation and administrative policies can also affect us. Congress and various federal agencies periodically discuss proposals that would provide for federal oversight of insurance companies. We cannot predict whether any such laws will be enacted or the effect that such laws would have on our business. We also do business in all ten provinces and three territories of Canada. The provincial and territorial insurance regulators have the power to regulate the market conduct of insurers and insurance intermediaries, and the licensing and supervision of insurance agents, brokers, and adjusters, along with enforcement rights, including the right to assess administrative monetary penalties in certain provinces.

Insurance companies are also regulated at the federal level in Canada, and the Insurance Companies Act prohibits foreign entities from insuring in Canada unless it is authorized by an Order made by the Superintendent of Financial Institutions (Canada) permitting it to do so.

Due to the complexity, periodic modification and differing interpretations of insurance laws and regulations, we have not always been, and we may not always be, in compliance with them. New insurance laws, regulations and guidelines also may not be compatible with the manner in which we market and sell subscriptions to our medical plan in all of our member acquisition channels, including over the Internet. Failure to comply with insurance laws, regulations and guidelines or other laws and regulations applicable to our business could result in significant liability, additional department of insurance licensing requirements, the revocation of licenses in a particular jurisdiction or our inability to sell subscriptions to our medical plan, which could significantly increase our operating expenses, result in the loss of our revenue and otherwise harm our business, operating results and financial condition. Additionally, if new or modified requirements of the NY DFS resulted in APIC’s noncompliance or other problematic regulatory circumstances, we may also consider redomiciling APIC in another state, which may be costly and result in interruptions in our business.

Moreover, an adverse regulatory action in one jurisdiction could result in penalties and adversely affect our license status or reputation in other jurisdictions due to the current requirement that adverse regulatory actions in one jurisdiction be reported to other jurisdictions. Even if the allegations in any regulatory or other action against us ultimately are determined to be unfounded, we could incur significant time and expense defending against the allegations, and any related negative publicity could harm consumer and third-party confidence in us, which could significantly damage our brand.

In addition, we have received, and may in the future receive, inquiries from regulators regarding our marketing and business practices. These inquires may include investigations regarding a number of our business practices, including the manner in which we market and sell subscriptions to our medical plan. Any modification of our marketing or business practices in response to regulatory inquiries could harm our business, operating results or financial condition.

A regulatory environment that limits rate increases may adversely affect our operating results and financial condition.

Many states, including New York, have adopted laws or are considering proposed legislation that, among other things, limit the ability of insurance companies to effect rate increases or to cancel, reduce or not renew insurance coverage with respect to existing policies, and many state regulators have the power to reduce, or to disallow increases in premium rates. Most states, including New York, require licensure and regulatory approval prior to marketing new insurance products. Our practice has been to regularly reevaluate the price of our medical plan subscriptions, with any pricing changes implemented annually, subject the review and approval of the state regulators, who may reduce or disallow our pricing changes. Such review may result in delayed implementation of any pricing changes or prevent us from making changes we believe are necessary to achieve our targeted claims payout ratio, which could adversely affect our operating results and financial condition. In addition, we may be prevented by regulators from limiting significant pricing changes, requiring us to raise rates more quickly than we otherwise might have desired.

In addition to regulating rates, certain states have enacted laws that require a property-casualty insurer, which includes a pet insurance company, conducting business in that state to participate in assigned risk plans, reinsurance facilities, joint underwriting associations (JUAs), Fair Access to Insurance Requirements (FAIR) plans and wind pools. In these markets, if the state reinsurance facilities, wind pools, FAIR plans or JUAs recognize a financial deficit, they may in turn have the ability to assess participating insurers, adversely affecting our operating results and financial condition. Additionally, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our operating results and financial condition could be adversely affected by any of these factors.

Regulations that require individuals or entities that sell pet insurance to be licensed may be interpreted to apply to our business, which could require us to modify our business practices.

Insurance regulators generally require that each individual who transacts pet insurance business on our behalf must maintain a valid license in one or more jurisdictions. Canadian provincial and territorial insurance legislation requires that individuals that solicit the sale of pet insurance must be validly licensed in the applicable province or territory. If regulators determined that any of our contact center employees, Territory Partners, veterinarians or other referral sources were selling subscriptions to our medical plan on our behalf, and therefore needed to be licensed in a particular jurisdiction, we could become liable for significant penalties and would have to modify our business practices and sales and marketing programs, or license the affected individuals, which may be impractical or costly and time-consuming to implement. Any modification of our business or marketing practices in response to regulatory licensing requirements could harm our business, operating results or financial condition.

Most Canadian provincial and territorial insurance legislation requires entities that solicit the sale of pet insurance to be validly licensed in the applicable jurisdiction. If any such regulator were to determine that any entity soliciting the sale of a medical plan on our behalf did not hold the required license, we may have to modify our business practices or marketing efforts, or license the affected entities, which may be costly and time-consuming to implement.

We are subject to numerous laws and regulations, and compliance with one law or regulation may result in non-compliance with another.

We are subject to numerous laws and regulations that are administered and enforced by a number of different governmental authorities, each of which exercises a degree of interpretive latitude, including, in the United

States, state insurance regulators, state securities administrators, state attorneys general and federal agencies including the SEC and the U.S. Department of Justice. Consequently, we are subject to the risk that compliance with any particular regulator’s or enforcement authority’s interpretation of a legal issue may not result in compliance with another’s interpretation of the same issue, particularly when compliance is judged in hindsight. In addition, there is risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue may change over time to our detriment, or that changes in the overall legal environment may, even absent any particular regulator’s or enforcement authority’s interpretation of a legal issue changing, cause us to change our views regarding the actions we need to take from a legal risk management perspective, thus necessitating changes to our practices that may, in some cases, increase our costs and limit our ability to grow or to improve the profitability of our business. Furthermore, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit purchasers or users of insurance products, not holders of securities, which is generally the jurisdiction of the SEC. In many respects, these laws and regulations limit our ability to grow or to improve the profitability of our business.

Regulation of the sale of pet insurance is subject to change, and future regulations could harm our business and operating results.

The laws and regulations governing the offer, sale and purchase of pet insurance are subject to change, and future changes may be adverse to our business. For example, if a jurisdiction were to increase or alter the requirements for obtaining or maintaining an agent’s license in connection with the enrollment of a member in our medical plan, it could have a material adverse effect on our operations. For example, some states in the United States have adopted, and others are expected to adopt, new laws and regulations related to the insurance industry. It is difficult to predict how these new laws and regulations will impact our business, but, in some cases, changes in insurance laws, regulations and guidelines may be incompatible with various aspects of our business and require that we make significant modifications to our existing technology or practices, which may be costly and time-consuming to implement and could also harm our business, operating results and financial condition.

Failure to comply with federal and state laws and regulations relating to privacy and security of personal information, and civil liabilities relating to breaches of privacy and security of personal information, could create liabilities for us, damage our reputation and harm our business.

A variety of U.S. and Canadian federal, state and provincial laws and regulations govern the collection, use, retention, sharing and security of personal information. We collect and utilize demographic, credit and other private information from and about our members when they visit our website, call our contact center and apply for enrollment in our medical plan. Further, we use tracking technologies, including “cookies,” to help us manage and track our members’ interactions and deliver relevant advice and advertising. Claims or allegations that we have violated applicable laws or regulations related to privacy and data security could in the future result in negative publicity and a loss of confidence in us by our members and our participating service providers, and may subject us to fines by credit card companies and the loss of our ability to accept credit and debit card payments. In addition, we have posted privacy policies and practices concerning the collection, use and disclosure of member data on our website. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, our use and retention of personal information could lead to civil liability exposure in the event of disclosure of such information due to hacking, viruses, inadvertent action or other use or disclosure. Several companies have been subject to civil actions, including class actions, relating to this exposure.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols for personal information imposed by law, regulation, self-regulatory bodies, industry standards and contractual obligations. Such laws, standards and regulations, however, are evolving and subject to potentially differing interpretations, and federal, state and provincial legislative and regulatory bodies may expand current or enact new laws or regulations regarding privacy matters. We are unable to predict what additional legislation, standards or regulation in the area of privacy of personal information could be enacted or its effect on our operations and business.

Government regulation of the Internet and email could adversely affect our business.

The laws governing general commerce on the Internet remain unsettled and it may take years to fully determine whether and how existing laws such as those governing insurance, intellectual property, privacy and taxation apply to the Internet. In addition, the growth and development of the market for electronic commerce and Internet-related pet medical plan advertisements and transactions may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business and selling subscriptions to a pet medical plan over the Internet. Any new laws or regulations or new interpretations of existing laws or regulations relating to the Internet could harm our business and we could be forced to incur substantial costs in order to comply with them, which would harm our business, operating results and financial condition.

Additionally, we use email to market our services to potential members and as a means of communicating with our existing members. The laws and regulations governing the use of email for marketing purposes continue to evolve and the growth and development of the market for commerce over the Internet may lead to the adoption of additional legislation. Canada’s new anti-spam legislation will be effective July 1, 2014, and requires the consent of the recipient, either express or implied, to the receipt of commercial electronic messages, subject to certain exceptions. If new laws or regulations are adopted, or existing laws and regulations are interpreted, to impose additional restrictions on our ability to send email to our members or potential members, we may not be able to communicate with them in a cost-effective manner. In addition to legal restrictions on the use of email, Internet service providers, email service providers and others attempt to block the transmission of unsolicited email, commonly known as “spam.” Many Internet and email service providers have relationships with organizations whose purpose it is to detect and notify the Internet and email service providers of entities that the organization believes is sending unsolicited email. If an Internet or email service provider identifies email from us as “spam” as a result of reports from these organizations or otherwise, we could be placed on a restricted list that will block our emails to members or potential members. If we are unable to communicate by email with our members and potential members as a result of legislation, blockage or otherwise, our business, operating results and financial condition would be harmed.

Applicable insurance laws regarding the change in control of our company may impede potential acquisitions that our stockholders might consider to be desirable.

We are subject to statutes and regulations of the state of New York that generally require that any person or entity desiring to acquire direct or indirect control of APIC obtain prior regulatory approval. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change in control of our company, including through transactions, and in particular unsolicited transactions, that some of our stockholders might consider to be desirable. Similar regulations may also apply in other states in which we may operate.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the JOBS Act, as well as rules and regulations subsequently implemented by the SEC and the stock exchange on which our common stock is listed, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. Our management and other personnel also have limited experience operating a public company, which may result in operational inefficiencies or errors. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance on the terms that we would like. As a public company, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this prospectus.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock is likely to be volatile, and you may be unable to sell your shares at or above the offering price.

Prior to this offering, there has not been a public market for our common stock. It is possible that no active trading market for our common stock will develop following this offering. You may not be able to sell your shares of common stock quickly or at the market price if trading in our common stock is not active. The initial public offering price for our shares of common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. In addition, the market price of our common stock may be subject to wide fluctuations. Factors affecting the market price of our common stock include:

•	variations in our operating results, earnings per share, cash flows from operating activities, and key financial and operational metrics, and how those results compare to analyst expectations;

•	forward-looking guidance to industry and financial analysts related to future revenue and earnings per share;

•	the net increases in the number of members, either independently or as compared with published expectations of industry, financial or other analysts that cover our company;

•	changes in the estimates of our operating results or changes in recommendations by securities analysts that elect to follow our common stock;

•	announcements of changes to our medical plan, strategic alliances or significant agreements by us or by our competitors;

•	announcements by us or by our competitors of mergers or other strategic acquisitions, or rumors of such transactions involving us or our competitors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock; and

•	any other factors discussed herein.

In addition, if the market for stock in our industry or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of our management’s attention and resources.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders.

We do not intend to pay dividends on our common stock and, therefore, any returns will be limited to the value of our stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our common stock is limited by the terms of our credit agreements, and APIC’s ability to pay dividends is limited by New York state insurance laws. Any return to stockholders will therefore be limited to the increase, if any, of our stock price.

Our directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of December 31, 2013, our directors, five percent or greater stockholders and their respective affiliates beneficially held in the aggregate approximately 77% of our outstanding voting stock and, upon completion of this offering, that same group will hold in the aggregate approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares). Therefore, after this offering these stockholders will continue to have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you or other stockholders may feel are in your or their best interest as one of our stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, assuming an initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, the exchange by holders of exchangeable shares of our subsidiary for shares of our common stock and the exercise of stock options granted to our employees and warrants granted to investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, approximately              shares will become eligible for sale upon expiration of the lock-up period. In addition, shares issued or issuable upon exercise of options or warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended (Securities Act), subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Provisions in our restated certificate of incorporation and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock

Our restated certificate of incorporation and restated bylaws, as we expect they will be in effect upon completion of the offering, will contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit the board of directors to establish the number of directors;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a “poison pill”);

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our restated bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable evaluations of our company or our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, our stock may lose visibility in the market, which in turn could cause our stock price to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan” and “expect,” and similar expressions that convey uncertainty of future events or outcomes, are intended to identify forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market opportunity and market size, is based on information from various sources and on assumptions that are based on data and other similar sources, as well as on our knowledge of the market in which we operate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information provided in this prospectus is contained in independent industry publications. This information is identified by a footnote. The source of these independent industry publications is provided below:

1.	The Harris Poll, conducted by Harris Interactive, May 2012.

2.	Kelton Research LLC, The Milo’s Kitchen Pet Parent Survey, 2011.

3.	The American Pet Products Association, U.S. Pet Industry Spending Figures & Future Outlook Statistics, 2013.

4.	The American Pet Products Association, Heath and Services Drive Pet Industry, 2007.

5.	The American Pet Products Association, National Pet Owners Survey, 2013-2014.

6.	Ipsos Reid on behalf of The Canadian Animal Health Institute, 2007-2010-2012 CAHI Estimate of the Canadian Dog and Cat Population Survey, 2012.

7.	The European Pet Food Industry Federation, Facts and Figures, 2012.

8.	Packaged Facts, a division of Market Research Group, LLC, “Pet Insurance in North America,” 5th Edition, October 2013.

9.	Munich RE, “How to Unlock the Potential of Pet Health Insurance?,” May 2013.

10.	DVM Newsmagazine, “Veterinary Practices Performing More Euthanasias Despite Increase in Stop Treatment Point,” October 2012.

11.	Brakke Consulting, Inc. on behalf of The Bayer Healthcare Animal Health, Bayer Veterinary Care Usage Study III: Feline Findings, 2012.

12.	DVM Newsmagazine, “State of the Profession: Veterinary Practices Still Facing Financial Challenges,” October 2012.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of             shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $         million if the underwriters’ option to purchase additional shares is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our stock, obtain additional capital and increase our visibility in the marketplace. As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the net proceeds of this offering to us. We currently intend to use a portion of the net proceeds we receive from this offering to repay $         million of our outstanding indebtedness, which we incurred for working capital purposes. As of December 31, 2013, we had $12.0 million outstanding under our term loan with PEPI Capital, L.P., which bears interest at a fixed rate of 11% per annum and matures in December 2016 or upon the completion of this offering, whichever occurs first, and $3.0 million outstanding under our term loan with Square 1 Bank, which bears interest at a variable rate of the greater of 5.5% or the prime rate plus 2.0% and matures in September 2016. For additional information about our outstanding indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt.”

We expect to use the balance of the net proceeds to us for working capital and other general corporate purposes, which may include sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, assets or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. We will have broad discretion over the uses of the net proceeds of this offering to us. Pending these uses, we intend to invest the net proceeds in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. Under our credit agreements, we are restricted from paying any dividends or making any distributions on account of our capital stock. Additionally, the ability of our subsidiary, American Pet Insurance Company, to pay dividends is limited by New York state insurance laws. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013 on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 14,857,989 shares of common stock, (ii) the conversion of warrants to purchase 135,672 shares of our preferred stock into warrants to purchase an equivalent number of shares of our common stock, (iii) the issuance of 2,247,130 shares of our common stock upon the exchange of all of the outstanding exchangeable shares of our subsidiary Trupanion Canadian Shareholders, Ltd. and (iv) the effectiveness of our restated certificate of incorporation; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments and the sale of             shares of common stock by us in this offering, based on an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the adjustment in the number of shares of common stock issuable upon exercise of a warrant to purchase common stock from 748,440 shares to             shares of common stock, based on an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, and the related revaluation and reclassification of such warrant, (iii) the revaluation of warrants to purchase 135,672 shares of our common stock based on an assumed initial public offering price of $         per share, the midpoint of the range reflected on the cover page of this prospectus and (iv) the repayment of $         million in outstanding indebtedness and the related accretion of debt discount upon the completion of this offering.

	AS OF DECEMBER 31, 2013
	ACTUAL	PRO FORMA		PRO FORMA AS ADJUSTED (1)
	(in thousands, except share data)
Cash and cash equivalents	$14,939	$		$

Current and long-term debt	$26,099	$		$
Warrant liability	4,900
Convertible preferred stock, $0.00001 par value per share; 15,648,723 shares authorized, 14,857,989 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	31,724		—		—
Stockholders’ equity (deficit):
Preferred stock, $0.00001 par value per share; no shares authorized, issued or outstanding, actual and pro forma; shares authorized, no shares issued or outstanding, pro forma as adjusted	—		—		—
Common stock, $0.00001 par value per share; 26,000,000 shares authorized, 2,236,641 shares issued and outstanding, actual; 26,000,000 authorized, 19,341,760 issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Special voting shares, $0.00001 par value per share; 2,500,030 shares authorized, 2,247,130 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—		—		—
Additional paid-in capital	5,769
Accumulated other comprehensive loss	(164)
Accumulated deficit	(36,003)

Total stockholders’ equity (deficit)	(32,999)

Total capitalization	$29,724	$		$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $             million, assuming that the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the table above together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

The pro forma as adjusted information set forth in the table above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The table above excludes the following shares:

•	4,663,445 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, with a weighted average exercise price of $2.12 per share;

•	186,100 shares of common stock issuable upon the exercise of options granted after December 31, 2013, with an exercise price of $9.07 per share;

•	135,672 shares of common stock issuable upon the exercise of convertible preferred stock warrants outstanding as of December 31, 2013, with a weighted average exercise price of $1.88 per share;

•

748,440 shares of common stock issuable upon the exercise of a common stock warrant outstanding as of December 31, 2013, with an exercise price of $4.81 per share, which will automatically become a warrant to purchase              shares of common stock at an exercise price of $              per share upon the completion of this offering, based on an assumed initial public offering price of $              per share, the midpoint of the range reflected on the cover page of this prospectus; and

•

             shares of common stock reserved for future issuance under our equity compensation plans, consisting of (i) 893,408 shares of common stock reserved for future issuance under our 2007 Equity Compensation Plan as of December 31, 2013, which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan upon the completion of this offering, (ii)             shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective upon the completion of this offering and (iii)             shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon the completion of this offering. Our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan will also provide for automatic annual increases in the number of shares reserved under such plans.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of December 31, 2013, our pro forma net tangible book value was approximately $             million, or $             per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2013, assuming the conversion of all outstanding shares of our convertible preferred stock and the exchange of all of the outstanding exchangeable shares of our subsidiary Trupanion Canadian Shareholders, Ltd.

After giving effect to our sale in this offering of             shares of our common stock, at an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2013, would have been approximately $             million, or $             per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2013, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma net tangible book value, as adjusted to give effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $             per share, the increase (decrease) attributable to this offering by $             per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $             per share, and the dilution in net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2013, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock, the exchange of all of the outstanding exchangeable shares of our subsidiary Trupanion Canadian Shareholders, Ltd. and the effectiveness of our restated certificate of incorporation and (ii) the issuance of             shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders			%	$		%	$
New public investors

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to              shares, or         % of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to              shares, or         % of the total number of shares outstanding following the completion of this offering.

To the extent that any outstanding options or warrants are exercised, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares outstanding as of December 31, 2013 excludes:

•	4,663,445 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013, with a weighted average exercise price of $2.12 per share;

•	186,100 shares of common stock issuable upon the exercise of options granted after December 31, 2013, with an exercise price of $9.07 per share;

•	135,672 shares of common stock issuable upon the exercise of convertible preferred stock warrants outstanding as of December 31, 2013, with a weighted average exercise price of $1.88 per share;

•

748,440 shares of common stock issuable upon the exercise of a common stock warrant outstanding as of December 31, 2013, with an exercise price of $4.81 per share, which will automatically become a warrant to purchase              shares of common stock at an exercise price of $              per share upon the completion of this offering, based on an assumed initial public offering price of $              per share, the midpoint of the range reflected on the cover page of this prospectus; and

•

             shares of common stock reserved for future issuance under our equity compensation plans, consisting of (i) 893,408 shares of common stock reserved for future issuance under our 2007 Equity Compensation Plan as of December 31, 2013, which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan upon the completion of this offering, (ii)              shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective upon the completion of this offering and (iii)              shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon the completion of this offering. Our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan will also provide for automatic annual increases in the number of shares reserved under such plans.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the year ended December 31, 2010 and the consolidated balance sheet data as of December 31, 2011 are derived from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in future periods.

	YEARS ENDED DECEMBER 31,
	2010	2011	2012	2013
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription business	$19,099	$37,045	$55,352	$76,818
Other business	—	—	178	7,011

Total revenue	19,099	37,045	55,530	83,829

Cost of revenue:
Subscription business(1)	15,326	29,002	44,185	61,905
Other business	—	—	134	6,280

Total cost of revenue	15,326	29,002	44,319	68,185
Gross profit:
Subscription business	3,773	8,043	11,167	14,913
Other business	—	—	44	731

Total gross profit	3,773	8,043	11,211	15,644

Operating expenses:
Sales and marketing(1)	4,264	5,206	7,149	9,091
Technology(1)	1,098	1,499	3,406	4,888
General and administrative(1)	3,636	4,289	6,195	8,652

Total operating expenses	8,998	10,994	16,750	22,631

Operating loss	(5,225)	(2,951)	(5,539)	(6,987)

Interest expense	577	690	535	609
Other expense, net	146	186	252	671

Loss before income taxes	(5,948)	(3,827)	(6,326)	(8,267)
Income tax expense (benefit)	50	92	84	(92)

Net loss	$(5,998)	$(3,919)	$(6,410)	$(8,175)

Net loss attributable to common stockholders		$(3,919)	$(8,147)	$(8,175)

Net loss per share attributable to common stockholders—basic and diluted(2)		$(5.34)	$(9.76)	$(6.23)

Weighted average number of shares outstanding used to compute net loss per share attributable to common stockholders—basic and diluted(2)		734,411	834,648	1,312,019

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(2)				$(0.45)

Pro forma weighted average shares outstanding used to compute pro forma net loss—basic and diluted (unaudited)(2)				18,370,403

	YEARS ENDED DECEMBER 31,
	2010	2011	2012	2013
	(unaudited)
Other Financial and Operational Data(3):
Total pets enrolled	56,738	88,707	125,387	169,570
Monthly adjusted revenue per pet(4)	$36.61	$41.00	$41.99	$42.57
Lifetime value of a pet(5)	$385	$500	$557	$612
Average pet acquisition cost(6)	$98	$84	$100	$103
Average monthly retention	98.16%	98.24%	98.51%	98.65%

	AS OF DECEMBER 31,
	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,087	$4,234	$14,939
Investments in fixed maturities, current	9,370	10,809	16,088
Working capital	12,689	7,746	13,764
Total assets	24,863	27,666	51,653
Warrant liabilities	333	551	4,900
Current and long-term debt	9,900	9,900	26,099
Total liabilities	17,743	23,015	52,928
Convertible preferred stock	25,792	31,724	31,724
Stockholders’ deficit	(18,672)	(27,073)	(32,999)

(1)	Includes stock-based compensation expense as follows:

	YEARS ENDED DECEMBER 31,
	2010	2011	2012	2013
	(in thousands)
Cost of revenue	$23	$65	$109	$230
Sales and marketing	249	288	428	677
Technology	15	165	268	351
General and administrative	179	464	629	680

	$466	$982	$1,434	$1,938

(2)

See note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

(3)

For more information about how we calculate total pets enrolled, monthly adjusted revenue per pet, lifetime value of a pet, average pet acquisition cost and average monthly retention, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.”

(4)

Monthly adjusted revenue per pet is calculated in part based on adjusted revenue, a non-GAAP financial measure, that we define as revenue from our subscription business segment excluding sign-up fee revenue and the change in deferred revenue between periods. For more information about adjusted revenue and a reconciliation of revenue to adjusted revenue, see “—Non-GAAP Financial Measures.”

(5)

Lifetime value of a pet is calculated in part based on contribution margin, a non-GAAP financial measure, that we define as gross profit from our subscription business segment excluding stock-based compensation expense related to cost of revenue from our subscription business segment, sign-up fee revenue and the change in deferred revenue between periods. For more information about contribution margin and a reconciliation of gross profit to contribution margin, see “—Non-GAAP Financial Measures.”

(6)

Average pet acquisition cost is calculated in part based on acquisition cost, a non-GAAP financial measure, that we define as sales and marketing expenses, excluding stock-based compensation expense, net of sign-up fee revenue. For more information about acquisition cost and a reconciliation of sales and marketing expenses to acquisition cost, see “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We believe that using adjusted revenue, contribution margin and acquisition cost to calculate and present certain of our key metrics is helpful to our investors. These measures, which are non-GAAP financial measures, are not prepared in accordance with U.S. generally accepted accounting principles (GAAP). We define adjusted revenue as revenue from our subscription business segment excluding sign-up fee revenue and the change in deferred revenue between periods. We define contribution margin as gross profit from our subscription business segment excluding stock-based compensation expense related to cost of revenue from our subscription business segment, sign-up fee revenue and the change in deferred revenue between periods. We define acquisition cost as sales and marketing expenses, excluding stock-based compensation expense, net of sign-up fee revenue.

Our non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry as other companies in our industry may calculate or use non-GAAP financial measures differently. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies and exclude expenses that may have a material impact on our reported financial results. Further, stock-based compensation expense has been and will continue to be for the foreseeable future a significant recurring expenses in our business and an important part of the compensation provided to our employees. The presentation and utilization of non-GAAP financial measures is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge our investors to review the reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures in our consolidated financial statements that is included below, and not to rely on any single financial or operating measure to evaluate our business.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses, we believe that providing non-GAAP financial measures such as contribution margin and acquisition cost that exclude stock-based compensation expense allows for more meaningful comparisons between our operating results from period to period. We exclude sign-up fee revenue from the calculation of both adjusted revenue and contribution margin because it is collected from new members at the time of enrollment and is considered by us to be an offset to a portion of our sales and marketing expenses. For this reason, we also net sign-up fees with sales and marketing expenses in our calculation of acquisition cost. We exclude changes in deferred revenue from the calculation of both adjusted revenue and contribution margin in order to eliminate fluctuations caused by the timing of pet enrollment during the last month of any particular period in which such measures are being presented or utilized. We believe this allows us to calculate and present adjusted revenue and contribution margin and the related financial measures we derive from them in a consistent manner across periods. Our non-GAAP financial measures and the related financial measures we derive from them are important tools for financial and operational decision-making and for evaluating our own operating results over different periods of time.

The following table reflects the reconciliation of adjusted revenue to revenue:

	YEARS ENDED DECEMBER 31,
	2010	2011	2012	2013
	(in thousands)
Revenue	$19,099	$37,045	$55,530	$83,829
Excluding:
Other business revenue	—	—	(178)	(7,011)
Change in deferred revenue	500	757	767	1,107
Sign-up fee revenue	(623)	(953)	(1,189)	(1,418)

Adjusted revenue	$18,976	$36,849	$54,930	$76,507

The following table reflects the reconciliation of contribution margin to gross profit:

	YEARS ENDED DECEMBER 31,
	2010	2011	2012	2013
	(in thousands)
Gross profit	$3,773	$8,043	$11,211	$15,644
Excluding:
Stock-based compensation expense	23	65	109	230
Other business segment gross profit	—	—	(44)	(731)
Sign-up fee revenue	(623)	(953)	(1,189)	(1,418)
Change in deferred revenue	500	757	767	1,107

Contribution margin	$3,673	$7,912	$10,854	$14,832

The following table reflects the reconciliation of acquisition cost to sales and marketing expenses:

	YEARS ENDED DECEMBER 31,
	2010	2011	2012	2013
	(in thousands)
Sales and marketing expenses	$4,264	$5,206	$7,149	$9,091
Excluding:
Stock-based compensation expense	(249)	(288)	(428)	(677)
Reduced by:
Sign-up fee revenue	(623)	(953)	(1,189)	(1,418)

Acquisition cost	$3,392	$3,965	$5,532	$6,996

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with the financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs and that involve risks and uncertainties. As a result of many factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those discussed in these forward-looking statements.

Overview

We are a direct-to-consumer monthly subscription service providing a medical insurance plan for cats and dogs throughout the United States, Canada and Puerto Rico. Our data-driven, vertically-integrated approach enables us to provide pet owners with what we believe is the highest value medical plan for their pets, priced specifically for each pet’s unique characteristics. Our growing and loyal member base provides us with highly predictable and recurring revenue. We operate our business with a focus on maximizing the lifetime value of each pet while sustaining a favorable ratio of lifetime value relative to acquisition cost.

Our target market is large and underpenetrated. We have pioneered a unique solution that sits at the center of the pet medical ecosystem, meeting the needs of pets, pet owners and veterinarians, and we believe we are uniquely positioned to disrupt the pet medical insurance market and drive increased market penetration. The number of pets enrolled in our medical plan has increased every quarter for the last ten years. More recently, our total enrolled pets grew from 31,207 at the beginning of 2010 to 169,570 at the end of 2013, which represents a compound annual growth rate of 52.7%.

We operate in two business segments: subscription business and other business. We generate revenue in our subscription business segment primarily from subscription fees for our medical plan, which we actively market to consumers. Our medical plan automatically renews on a monthly basis, and members pay the subscription fee at the beginning of each subscription period, in most cases by authorizing us to directly charge their credit card, debit card or bank account through automatic funds transfer. Subscription revenue is recognized on a pro rata basis over the monthly enrollment term. We generate revenue in our other business segment primarily from writing policies for an unaffiliated managing general agent that offers pet insurance. These policies provide different coverage and are subject to materially different terms and conditions than the Trupanion medical plan. Further, the unaffiliated managing general agent administers these policies and markets them to consumers.

We generate leads through both third-party referrals and online member acquisition channels, which we then convert into members through our website and contact center. Veterinary practices represent our largest referral source. While these referrals accounted for a majority of our enrollments in 2013, we do not pay commissions to or otherwise compensate veterinarians for their referrals. We engage a national referral network of independent contractors who are paid on a commission basis, which we refer to as our Territory Partners. For the years ended December 31, 2011, 2012 and 2013, we paid our Territory Partners aggregate commissions equal to $1.8 million, $2.7 million and $3.5 million, respectively. Our Territory Partners are dedicated to cultivating direct veterinary relationships and building awareness of the benefits that our medical plan offers veterinarians and their clients. Veterinarians then educate pet owners, who visit our website or call our contact center to learn more about, and potentially enroll in, our medical plan. Our online member acquisition channels serve as important resources for pet owner education and drive new member leads and conversion. We also receive a significant number of new leads from existing members adding pets and referring their friends and family members. We constantly evaluate the effectiveness of our member acquisition channels and marketing initiatives based upon their return on investment, which we measure by comparing the ratio of the lifetime value of a pet generated through each specific channel or initiative to the related acquisition cost.

Our subscription business segment, which is our core business, is characterized by highly predictable and recurring monthly subscription revenue from our large and growing member base. Since 2010, approximately 88% of our subscription revenue every quarter has come from existing members who had active subscriptions at the beginning of the quarter. Due to our focus on providing a superior value proposition and member experience, our members are very loyal, as evidenced by our 98.5% average monthly retention rate over 2011, 2012 and 2013.

Our revenue increased from $19.1 million for the year ended December 31, 2010 to $83.8 million for the year ended December 31, 2013, representing a compound annual growth rate of 64%. We have achieved sequential revenue growth in every quarter since the first quarter of 2010. During the same period we increased our employee headcount from 80 to 288. We have made and expect to continue to make substantial investments in member acquisition and in expanding our operations. For the years ended December 31, 2011, 2012 and 2013, we had a net loss of $3.9 million, $6.4 million and $8.2 million, respectively. As of December 31, 2013, our accumulated deficit was $36.0 million.

Key Financial and Operating Metrics

We believe that one of the key operating drivers for any online subscription business is the amount of sales and marketing expenses incurred to drive new customer acquisition, which is typically evaluated in relation to lifetime value. In order to assess this metric, we regularly review a number of financial and operating metrics, including per pet unit economics, to evaluate our subscription business, determine the allocation of resources and make decisions regarding business strategy.

The following table sets forth our key financial and operating metrics for our subscription business for the years ended December 31, 2011, 2012 and 2013:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
	(unaudited)
Total pets enrolled	88,707	125,387	169,570
Monthly adjusted revenue per pet	$41.00	$41.99	$42.57
Lifetime value of a pet	$500	$557	$612
Average pet acquisition cost	$84	$100	$103
Average monthly retention	98.24%	98.51%	98.65%

Total pets enrolled. Total pets enrolled reflects the number of pets subscribed to our plan at the end of each period presented. We monitor total pets enrolled because it provides an indication of the growth of our business.

Monthly adjusted revenue per pet. Monthly adjusted revenue per pet is calculated as adjusted revenue divided by the total number of pet months in that period. Adjusted revenue, a non-GAAP financial measure, is calculated as revenue, excluding sign-up fee revenue and the change in deferred revenue. We exclude sign-up fee revenue since it is collected at the time a new pet is enrolled and is used to cover initial setup costs, which are included in sales and marketing expenses. We exclude changes in deferred revenue in order to present monthly adjusted revenue per pet in a consistent manner across periods. Total pet months in a period represents the sum of all pets enrolled for each month during the period. We monitor monthly adjusted revenue per pet because it is an indicator of the effectiveness of our pricing for our business. For more information about adjusted revenue and a reconciliation of revenue to adjusted revenue, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Lifetime value of a pet. Lifetime value of a pet (LVP) is calculated in a reporting period as the average monthly contribution margin per pet multiplied by the implied average subscriber life in months. The average monthly contribution margin per pet is calculated by dividing gross profit for the period, excluding sign-up fee revenue, the change in deferred revenue and stock based compensation expense recorded in cost of revenue by the number of pet months in the period. Implied average subscriber life in months is calculated as the quotient obtained by dividing one by one minus the average monthly retention rate. We monitor LVP to assess how much lifetime contribution margin we might expect from new pets over their implied average subscriber life in months and to evaluate the amount of sales and marketing expenses we may want to incur to attract new pet enrollments.

Average pet acquisition cost. Pet acquisition cost (PAC) is calculated as acquisition cost divided by the total number of new pets enrolled in that period. Acquisition cost, a non-GAAP financial measure, is calculated in a reporting period as sales and marketing expenses, excluding stock-based compensation, offset by sign-up fee revenue. We offset sales and marketing expenses with sign-up fee revenue since it is a one-time charge to new members used to cover initial setup costs, which are included in sales and marketing expenses. We monitor average pet acquisition cost to evaluate the efficiency of our sales and marketing programs in acquiring new members. For more information about acquisition cost and a reconciliation of sales and marketing expenses to acquisition cost, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Average monthly retention. Average monthly retention is measured as the monthly retention rate of enrolled pets for each applicable period averaged over the 12 months prior to the period end date. As such, our average monthly retention rate as of December 31, 2013 is an average of each month’s retention from January 1, 2013 through December 31, 2013. We calculate monthly retention as the number of pets that remain after subtracting all pets that cancel during the month, including pets that enroll and cancel within that month, divided by the total pets enrolled at the beginning of the month. We monitor average monthly retention because it provides a measure of member satisfaction and allows us to calculate the implied average subscriber life in months and manage our business.

These metrics are calculated based upon the historical results for specific periods and do not represent a projection or other indication of future financial performance. They should only be used to compare period to period results. Our actual future results will vary based upon a number of factors. For example, monthly adjusted revenue per pet can be impacted by the deductibles chosen by members and the ages of the pets at the time of enrollment. Lifetime value of a pet can be adversely impacted by any reduction of our retention rate, fluctuations in our average cost of claims or increases in our other cost of revenue. For more information about additional factors that may impact our future results, see “—Factors Affecting Our Performance” and “Risk Factors.”

Cohort Analysis

Our subscription business is characterized by recurring monthly subscription revenue from our large and growing member base. Since 2010, approximately 88% of our subscription revenue every quarter has come from existing members who had active subscriptions at the beginning of the quarter. Due to our focus on providing a superior value proposition and member experience, our members are very loyal, as evidenced by our 98.5% average monthly retention rate over 2011, 2012 and 2013.

Quarterly Adjusted Revenue by New vs. Existing Pets	Quarterly Adjusted Revenue by Cohort
(dollars, in millions)	(dollars, in millions)

As a result of the predictable nature of our subscription business, our business model yields attractive per unit economics. Pets that enrolled in 2013 cost us an average of $103 to acquire and have an implied lifetime value of $612. This represents a 5.9x ratio of LVP divided by PAC. We continually refine our sales and marketing strategies to optimize this ratio.

To illustrate the cost of acquiring new pets and their contribution to our operating results, we analyzed the subscription business adjusted revenue and estimated contribution margin generated from all pets that we acquired during 2010, which we refer to as our 2010 cohort, and the pet acquisition cost we incurred to acquire those pets. We present this cohort because it provides more historical data than recent cohorts. Although we believe that this cohort is illustrative of our member base generally, the 2010 cohort results inherently reflect a distinct group of pets and may not be representative of our existing or future cohorts, especially as we continue to grow.

Our 2010 cohort included 34,583 pets that we enrolled during that year. We incurred $3.4 million in acquisition cost to acquire these pets. In the aggregate, this cohort has generated $42.2 million of adjusted revenue through the end of 2013 and $5.7 million of estimated contribution margin, net of acquisition cost, over the four year period from January 1, 2010 through December 31, 2013. This cohort reached break even during 2011, when cumulative contribution margin equaled pet acquisition cost. Additionally, the pets enrolled in this cohort had average monthly retention rates of 98.15%, 98.85% and 99.07% at the end of 2011, 2012 and 2013, respectively. At the end of 2013, 19,267 of the original 34,583 cohort pets remained enrolled in our medical plan. We believe these results demonstrate our high retention rates, our ability to increase our pricing and the quick recovery of pet acquisition cost. We expect our cumulative contribution margin from the 2010 cohort to continue to increase over time from the pets that remain enrolled in our medical plan. These results are reflected in the table below:

	NEW IN 2010	END OF 2010	END OF 2011	END OF 2012	END OF 2013
	(in thousands, except percentages, pet and per pet data) (unaudited)
2010 Cohort:
Total enrolled pets(1)	34,583	30,958	24,753	21,542	19,267
Average monthly retention(1)		97.14%	98.15%	98.85%	99.07%
Monthly adjusted revenue per pet(1)		$35.11	$39.51	$43.20	$44.28
Adjusted revenue(2)		$6,466	$13,041	$11,861	$10,790
Contribution margin(3)		$1,901	$2,598	$2,681	$1,932
Acquisition cost(4)	$(3,393)
Cumulative adjusted revenue		$6,466	$19,507	$31,368	$42,158
Cumulative contribution margin, net of acquisition cost		$(1,492)	$1,106	$3,787	$5,719

(1)

For more information about total enrolled pets, average monthly retention and monthly adjusted revenue per pet, including an explanation of how we calculate those metrics, see “—Key Financial and Operating Metrics.”

(2)

Adjusted revenue, which is a non-GAAP financial measure, is defined as revenue from our subscription business segment excluding sign-up fee revenue and the change in deferred revenue between periods. For more information about adjusted revenue, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

(3)

Contribution margin, which is a non-GAAP financial measure, is defined as gross profit from our subscription business segment excluding stock-based compensation expense related to cost of revenue from our subscription business segment, sign-up fee revenue and the change in deferred revenue between periods. For more information about contribution margin, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.” In order to calculate contribution margin for our 2010 cohort, our total other costs of revenue for the period were allocated evenly to each pet month during the period. We then summed the other cost of revenue applicable to the pet months from the 2010 cohort. We calculate this average per pet month to facilitate comparisons among cohorts, but it may not represent actual costs incurred related to each cohort.

(4)

Acquisition cost, which is a non-GAAP financial measure, is defined as sales and marketing expenses, excluding stock-based compensation expense, net of sign-up fee revenue. For more information about acquisition cost, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Factors Affecting Our Performance

Average monthly retention. Our performance depends on our ability to continue to retain our existing and newly enrolled pets and is impacted by our ability to provide a best-in-class value and member experience. Our average monthly retention rate improved from 98.16% in 2010 to 98.65% in 2013. Our ability to continue to improve the retention rate of enrolled pets may be affected by a number of factors, including the actual and perceived value of our services and the quality of our member experience, including our claims payment process and competitive environment. In addition, if the number of new pets enrolled increases at a faster rate than our historical experience, our average monthly retention rate could be adversely impacted, as our retention rate is generally lower during the first year of member enrollment.

Investment in pet acquisition. We have made and will continue to make significant investments to grow our member base. Our average pet acquisition cost and the number of new members we enroll depends on a number of factors, including the effectiveness of our sales execution and marketing initiatives, changes in costs of media, the mix of our sales and marketing expenditures and the competitive environment. Our average pet acquisition cost may vary from period to period based upon specific marketing initiatives. For example, veterinary trade show costs have traditionally increased our average pet acquisition costs in the first quarter of each year. We also periodically test new member acquisition channels and marketing initiatives, each of which impacts our average pet acquisition cost. We plan to expand the number of Territory Partners we use to reach veterinarians, which is likely to increase our average pet acquisition cost. We continually assess our sales and marketing activities by monitoring the ratio of LVP to PAC.

Geographic mix of sales. The relative mix of our business between the United States and Canada impacts the monthly adjusted revenue per pet we receive. Prices for our plan in Canada are generally higher than in the United States, which is consistent with the relative cost of veterinary care in each country. As our revenue has grown faster in the United States compared to Canada, this geographic shift in the mix of business has reduced the growth in our monthly adjusted revenue per pet. In addition, as our mix of revenue changes between the United States and Canada, our exposure to foreign exchange fluctuations will be impacted.

Investments to grow our business. We will continue to invest to grow our business. Investments in the development of new technology, continued improvements to our member experience and the costs associated with being a public company will increase our operating expenses in the near term.

Other business segment. Our other business segment includes revenue and expenses related to our writing of policies for an unaffiliated managing general agent. This relationship can be canceled by the unaffiliated managing general agent with 360 days notice and we are unlikely to be able to replace it with a similar contract quickly, if at all. A cancellation of this contract would result in the policies and revenue being run off over a period of 12 months and could have a material impact on our results of operations. While we expect our other business segment to remain relatively stable over time and become a proportionately smaller component of our overall business as we continue to expand our subscription business, we may enter into additional relationships to the extent we believe they will be profitable to us, which could also impact our operating results.

Basis of Presentation

General

We operate in two business segments: subscription business and other business. Our subscription business segment includes revenue and expenses related to monthly subscriptions for our medical plan. Our other business segment includes revenue and expenses related to our other operations, including the writing of policies for an unaffiliated managing general agent. We report our financial information in accordance with U.S. generally accepted accounting principles (GAAP).

Revenue

We generate revenue in our subscription business segment primarily from subscription fees for our medical plan. Our medical plan automatically renews on a monthly basis, and members pay the subscription fee at the beginning of each subscription period, in most cases by authorizing us to directly charge their credit card, debit card or bank account through automatic funds transfer. Subscription revenue is recognized on a pro rata basis over the monthly enrollment term. Membership may be canceled at any time without penalty, and we issue a refund for the unused portion of the canceled membership.

We generate revenue in our other business segment primarily from writing policies for an unaffiliated managing general agent that offers pet insurance. Revenue from our other business segment is recognized on a pro rata basis over the enrollment term for each policy.

Cost of Revenue

Cost of revenue in each of our segments is comprised of claims expenses and other cost of revenue.

Claims expenses. Claims expenses include claims incurred, the cost of personnel administering the claims incurred and other expenses related to claims administration. Claims incurred are the claims approved for payment plus an accrual for claims incurred that have not yet been submitted or approved for payment. This accrual is based on our historical experience and developments in claims and the cost of veterinary care, and also includes the cost of administering such claims.

Other cost of revenue. Other cost of revenue for our subscription business segment includes member service and other expenses directly related to servicing our existing members, which includes renewal commissions, premium taxes, member service and credit card fees. Other cost of revenue for our other business segment includes the commission we pay to the unaffiliated managing general agent.

For both our subscription business and our other business segments, we generally expect our cost of revenue to remain relatively constant as a percentage of revenue. Claims expenses as a percentage of our subscription business revenue may increase over time as part of our strategy is to return more value to our members to further enhance our member experience, retention rates and lifetime value of a pet. These increases will generally be offset by economies of scale in our other cost of revenue.

Gross Profit

Gross profit is total revenue less cost of revenue. We expect gross profit as a percentage of revenue in each of our segments to remain relatively consistent. As the mix of subscription business and other business changes, this may impact our total gross profit as a percentage of revenue.

Operating Expenses

Our operating expenses are classified into three categories: sales and marketing, technology and general and administrative. For each category, the largest component is personnel costs, which include salaries, employee benefit costs, bonuses and stock-based compensation.

Sales and Marketing

Sales and marketing expenses consist of commissions paid for newly enrolled pets, print, online and promotional advertising costs to acquire new members, and employee compensation and related costs to support the marketing process. Sales and marketing expenses are driven primarily by investments to acquire new members and retain our existing members. We plan to continue to invest in existing and new member acquisition channels and marketing initiatives to grow our business. We expect sales and marketing expenses to increase in absolute dollars, although it may fluctuate as a percentage of revenue.

Technology

Technology expenses consist primarily of personnel costs and related expenses for the Company’s operations staff, which includes information technology development and infrastructure support, third-party services and depreciation of hardware and amortization of capitalized software and intangible assets. We expect technology expenses to increase in absolute dollars and as a percentage of total revenue as we continue to devote significant resources to enhance our member experience, and then decrease as a percentage of revenue over time.

General and Administrative

General and administrative expenses consist primarily of personnel costs and related expenses for our finance, actuarial, human resources, business development and general management functions, as well as facilities and professional services. We have recently incurred additional expenses as a result of expanding our management team and preparing for our initial public offering, and will continue to incur additional expenses associated with being a public company, including higher legal, corporate insurance and accounting expenses. We expect general and administrative expenses to continue to increase in the near term, both in absolute dollars and as a percentage of total revenue, and then decrease as a percentage of revenue over time.

Results of Operations

The following tables set forth our results of operations for the periods presented in absolute dollars and as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Subscription business	$37,045	$55,352	$76,818
Other business	—	178	7,011

Total revenue	37,045	55,530	83,829

Cost of revenue:
Subscription business(1)	29,002	44,185	61,905
Other business	—	134	6,280

Total cost of revenue	29,002	44,319	68,185

Gross profit:
Subscription business	8,043	11,167	14,913
Other business	—	44	731

Total gross profit	8,043	11,211	15,644

Operating expenses:
Sales and marketing(1)	5,206	7,149	9,091
Technology(1)	1,499	3,406	4,888
General and administrative(1)	4,289	6,195	8,652

Total operating expenses	10,994	16,750	22,631

Operating loss	(2,951)	(5,539)	(6,987)

Interest expense	690	535	609
Other expense, net	186	252	671

Loss before income taxes	(3,827)	(6,326)	(8,267)
Income tax expense (benefit)	92	84	(92)

Net loss	$(3,919)	$(6,410)	$(8,175)

(1)	Includes stock-based compensation expense as follows:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
	(in thousands)
Cost of revenues	$65	$109	$230
Sales and marketing	288	428	677
Technology	165	268	351
General and administrative	464	629	680

	$982	$1,434	$1,938

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
	(as a percentage of revenue)
Revenue	100%	100%	100%
Cost of revenue	78	80	81

Gross profit	22	20	19
Operating expenses:
Sales and marketing	14	13	11
Technology	4	6	6
General and administrative	12	11	10

Total operating expenses	30	30	27

Operating loss	(8)	(10)	(8)
Interest expense	(2)	(1)	(1)
Other expense, net	(1)	(1)	(1)

Loss before income taxes	(11)	(12)	(10)
Income tax expense (benefit)	—	—	—

Net loss	(11)%	(12)%	(10)%

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
	(as a percentage of subscription revenue)
Subscription revenue	100%	100%	100%
Subscription cost of revenue	78	80	81

Subscription gross profit	22%	20%	19%

Comparison of Years Ended December 31, 2011, 2012 and 2013

Revenue

	YEARS ENDED DECEMBER 31,			2012 TO 2011 % CHANGE	2013 TO 2012 % CHANGE
	2011	2012	2013
	(in thousands, except percentages, pet and per pet data)
Revenue:
Subscription business	$37,045	$55,352	$76,818	49%	39%
Other business	—	178	7,011	NM	NM

Total revenue	$37,045	$55,530	$83,829	50%	51%

Percentage of Revenue by Type:
Subscription business	100%	100%	92%
Other business	—	—	8

Total revenue	100%	100%	100%

Subscription Business:
Total pets enrolled	88,707	125,387	169,570	41%	35%
Monthly adjusted revenue per pet	$41.00	$41.99	$42.57	2%	1%
Average monthly retention	98.24%	98.51%	98.65%

Year ended December 31, 2012 compared to year ended December 31, 2013. Total revenue increased by $28.3 million to $83.8 million in 2013, or 51%. Revenue for our subscription business segment increased by $21.5 million to $76.8 million in 2013, or 39%. This increase in subscription business revenue was primarily due to a 35% increase in pets enrolled as of December 31, 2013 compared to December 31, 2012 and a slight increase in monthly adjusted revenue per pet during this period due to increases in our pricing. The impact of these price increases were partially offset by a higher percentage of newly enrolled pets in the United States as compared to Canada, which have a lower monthly adjusted revenue per pet, and approximately $0.8 million impact of foreign exchange rates on our Canadian revenue. Revenue from our other business segment increased $6.8 million to $7.0 million in 2013. We began generating revenue for our other business segment in November 2012, by writing policies for an unaffiliated managing general agent.

Year ended December 31, 2011 compared to year ended December 31, 2012. Total revenue increased $18.5 million to $55.5 million in 2012, or 50%. Revenue for our subscription business segment increased by $18.3 million to $55.4 million in 2012, or 49%. This increase in our subscription business revenue was primarily due to a 41% increase in total pets enrolled as of December 31, 2012 compared to December 31, 2011. Monthly adjusted revenue per pet during this period increased slightly due to increases in our pricing.

Cost of Revenue

	YEARS ENDED DECEMBER 31,			2012 TO 2011 % CHANGE	2013 TO 2012 % CHANGE
	2011	2012	2013
	(in thousands, except percentages)
Cost of Revenue:
Subscription business:
Claims expenses	$24,995	$37,773	$53,787	51%	42%
Other cost of revenue	4,007	6,412	8,118	60	27
Gross profit	8,043	11,167	14,913	39	34

Other business:
Claims expense	—	83	2,850	NM	NM
Other cost of revenue	—	51	3,430	NM	NM
Gross profit	—	44	731

Percentage of Revenues by Segment:
Subscription business:
Claims expenses	68%	68%	70%
Other cost of revenue	11	12	11
Gross profit	22	20	19

Other business:
Claims expenses	—	47	41
Other cost of revenue	—	29	49
Gross profit	—	25	10

Year ended December 31, 2012 compared to year ended December 31, 2013. Cost of revenue for our subscription business segment increased $17.7 million to $61.9 million in 2013, or 40%. This increase was primarily a result of the $16.0 million increase claims expenses resulting from the 35% increase in enrolled pets, offset by a $0.5 million benefit from fluctuating foreign exchange rates on our Canadian dollar denominated payments to Canadian members. The other cost of revenue decreased as a percentage of revenue due economies of scale resulting from the timing of a headcount increase in 2012, which we made in anticipation of continued growth in 2013.

Cost of revenue for our other business segment increased $6.1 million to $6.3 million during 2013 due to increased business with the unaffiliated managing general agent.

Year ended December 31, 2011 compared to year ended December 31, 2012. Cost of revenue for our subscription business segment increased $15.2 million to $44.2 million in 2012, or 52%, primarily due to claims expenses increase of $12.8 million during this period. The increase in claims expenses is primarily a result of the

41% increase in enrolled pets and to a lesser degree to the intentional increase in claims expenses as a percentage of revenue. During 2012, we adjusted our coverage and our pricing to provide greater value to our members. Other cost of revenue in our subscription business segment increased consistent with our increase in enrolled pets during the period due to the timing of a headcount increase in 2012, which we made in anticipation of continued growth in 2013.

Sales and Marketing Expenses

	YEARS ENDED DECEMBER 31,			2012 TO 2011 % CHANGE	2013 TO 2012 % CHANGE
	2011	2012	2013
	(in thousands, except percentages and per pet data)
Sales and marketing	$5,206	$7,149	$9,091	37%	27%
Percentage of total revenue	14%	13%	11%

Subscription Business:
Average pet acquisition cost (PAC)	$84	$100	$103	19%	3%

Year ended December 31, 2012 compared to year ended December 31, 2013. Sales and marketing expenses increased $1.9 million to $9.1 million in 2013, or 27%. The increase in sales and marketing expenses was primarily due to a $1.4 million increase in salaries and related employee expenses resulting from an 8% increase in sales and marketing headcount from December 31, 2012 to December 31, 2013 and an increase of $0.5 million in expenditures related to new and expanded sales and marketing initiatives. The decrease as a percentage of revenue in part reflects the impact of recurring revenue from existing members.

Year ended December 31, 2011 compared to year ended December 31, 2012. Sales and marketing expenses increased $1.9 million to $7.1 million in 2012, or 37%. The increase in sales and marketing expenses was primarily due to a $0.9 million increase in salaries and related employee expenses resulting from a 50% increase in sales and marketing headcount from December 31, 2011 to December 31, 2012 and an increase of $0.5 million in expenditures related to new and expanded sales and marketing initiatives. The decrease as a percentage of revenue in part reflects the impact of recurring revenue from existing members.

Technology Expenses

	YEARS ENDED DECEMBER 31,			2012 TO 2011 % CHANGE	2013 TO 2012 % CHANGE
	2011	2012	2013
	(in thousands, except percentages)
Technology expenses	$1,499	$3,406	$4,888	127%	44%
Percentage of total revenue	4%	6%	6%

Year ended December 31, 2012 compared to year ended December 31, 2013. Technology expenses increased $1.5 million to $4.9 million in 2013, or 44%. The increase was primarily due to a $1.5 million increase in compensation expenses and related costs as a result of an increase in headcount as we made investments to support new technology to enhance our member experience.

Year ended December 31, 2011 compared to year ended December 31, 2012. Technology expenses increased $1.9 million to $3.4 million in 2012, or 127%. This increase was primarily due to a $1.3 million increase in compensation expenses and related costs as a result of increased headcount and an increase of $0.4 million in costs for external consultants and other expenditures related to the development of new claims technology, which began in 2012.

General and Administrative Expenses

	YEARS ENDED DECEMBER 31,			2012 TO 2011 % CHANGE	2013 TO 2012 % CHANGE
	2011	2012	2013
	(in thousands, except percentages)
General and administrative expenses	$4,289	$6,195	$8,652	44%	40%
Percentage of total revenue	12%	11%	10%

Year ended December 31, 2012 compared to year ended December 31, 2013. General and administrative expenses increased $2.5 million to $8.7 million in 2013, or 40%. We moved our U.S. operations to a new facility during the third quarter of 2012, resulting in a $0.5 million increase in facilities and related expenses during 2013. Additionally, employee compensation and related expenses increased $0.4 million as we increased headcount primarily in our actuarial, legal and accounting departments and incurred other expenses in preparation for an initial public offering. We also incurred $0.4 million related to public company readiness activities.

Year ended December 31, 2011 compared to year ended December 31, 2012. General and administrative expenses increased $1.9 million to $6.2 million in 2012, or 44%. During 2012 employee compensation and related expenses increased $1.1 million primarily due to a 25% increase in headcount to accommodate the growth of our company.

Other Expense, Net

	YEARS ENDED DECEMBER 31,			2012 TO 2011 % CHANGE	2013 TO 2012 % CHANGE
	2011	2012	2013
	(in thousands)
Interest expense	$690	$535	$609	22%	14%
Other expense, net	186	252	671	35	166

Total other expense, net	$876	$787	$1,280	10	63

Year ended December 31, 2012 compared to year ended December 31, 2013. Other expense, net increased $0.5 million to $1.3 million in 2013. This increase was primarily due to the revaluation of warrants classified as liabilities in our consolidated balance sheet.

Year ended December 31, 2011 compared to year ended December 31, 2012. Other expense, net decreased $0.1 million to $0.8 million in 2012. This decrease was primarily due to an increase in capitalized interest in 2012 relating to our capitalized software projects. This was offset by an increase in other expenses due to the revaluation of warrants classified as liabilities in our consolidated balance sheet.

Provision for Income Taxes

The provision (benefit) for income tax of $0.1 million, $0.1 million and $(0.1) million in 2011, 2012 and 2013, respectively, primarily related to taxes payable in Canada and in certain states in the United States. We provided a full valuation allowance against our net deferred tax assets as of December 31, 2011, 2012 and 2013.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the last eight fiscal quarters. The unaudited interim financial statements for each of these quarters have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to a fair statement of our results of operations and financial position for these periods. This data should be read in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	THREE MONTHS ENDED
	MAR. 31, 2012	JUN. 30, 2012	SEPT. 30, 2012	DEC. 31, 2012	MAR. 31, 2013	JUN. 30, 2013	SEPT. 30, 2013	DEC. 31, 2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Subscription business	$11,992	$13,170	$14,505	$15,685	$17,017	$18,368	$20,007	$21,426
Other business	—	—	—	178	825	1,474	2,127	2,585

Total revenue	11,992	13,170	14,505	15,863	17,842	19,842	22,134	24,011

Cost of revenue:
Subscription business(1)	10,014	10,763	10,911	12,497	13,473	14,698	16,117	17,617
Other business	—	—	—	134	761	1,315	1,898	2,306

Total cost of revenues	10,014	10,763	10,911	12,631	14,234	16,013	18,015	19,923

Gross profit:
Subscription business	1,978	2,407	3,594	3,188	3,544	3,670	3,890	3,809
Other business	—	—	—	44	64	159	229	279

Total gross profit	1,978	2,407	3,594	3,232	3,608	3,829	4,119	4,088

Operating expenses:
Sales and marketing(1)	1,597	1,677	1,714	2,161	2,572	2,268	2,013	2,238
Technology(1)	671	708	885	1,142	883	1,152	1,156	1,697
General and administrative(1)	1,335	1,428	1,465	1,967	1,927	2,022	2,033	2,670

Total operating expenses	3,603	3,813	4,064	5,270	5,382	5,442	5,202	6,605

Operating loss	(1,625)	(1,406)	(470)	(2,038)	(1,774)	(1,613)	(1,083)	(2,517)

Interest expense	142	144	144	105	120	138	148	203
Other (income) expense, net	(3)	52	42	161	111	78	(7)	489

Loss before income taxes	(1,764)	(1,602)	(656)	(2,304)	(2,005)	(1,829)	(1,224)	(3,209)
Income tax expense (benefit)	21	21	21	21	(79)	(5)	(2)	(6)

Net loss	$(1,785)	$(1,623)	$(677)	$(2,325)	$(1,926)	$(1,824)	$(1,222)	$(3,203)

	THREE MONTHS ENDED
	MAR. 31, 2012	JUN. 30, 2012	SEPT. 30, 2012	DEC. 31, 2012	MAR. 31, 2013	JUN. 30, 2013	SEPT. 30, 2013	DEC. 31, 2013
	(unaudited)
Other Financial and Operational Data(2):
Total pets enrolled	98,109	107,362	117,217	125,387	136,027	147,868	160,065	169,570
Monthly adjusted revenue per pet(3)	$41.63	$41.70	$42.08	$42.43	$42.30	$42.21	$42.59	$43.07
Lifetime value of a pet(4)	$402	$466	$657	$575	$590	$601	$608	$593
Average pet acquisition cost(5)	$88	$91	$88	$134	$132	$99	$80	$105
Average monthly retention	98.36%	98.41%	98.44%	98.51%	98.56%	98.62%	98.64%	98.65%

(1)	Includes stock-based compensation expense as follows:

	THREE MONTHS ENDED
	MAR. 31, 2012	JUN. 30, 2012	SEPT. 30, 2012	DEC. 31, 2012	MAR. 31, 2013	JUN. 30, 2013	SEPT. 30, 2013	DEC. 31, 2013
	(in thousands)
Cost of revenue	$26	$28	$28	$27	$40	$48	$56	$85
Sales and marketing	107	110	107	104	143	202	147	185
Technology	65	69	68	67	71	94	84	102
General and administrative	235	113	139	142	147	141	191	201

(2)

For more information about how we calculate total pets enrolled, monthly adjusted revenue per pet, lifetime value of a pet, average pet acquisition cost and average monthly retention, see “—Key Financial and Operating Metrics.”

(3)

Monthly adjusted revenue per pet is calculated in part based on adjusted revenue, a non-GAAP financial measure, that we define as revenue from our subscription business segment excluding sign-up fee revenue and the change in deferred revenue between periods. For more information about adjusted revenue, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

(4)

Lifetime value of a pet is calculated in part based on contribution margin, a non-GAAP financial measure, that we define as gross profit from our subscription business segment excluding stock-based compensation expense related to cost of revenue from our subscription business segment, sign-up fee revenue and the change in deferred revenue between periods. For more information about contribution margin, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

(5)

Average pet acquisition cost is calculated in part based on acquisition cost, a non-GAAP financial measure, that we define as sales and marketing expenses, excluding stock-based compensation expense, net of sign-up fee revenue. For more information about acquisition cost, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

	THREE MONTHS ENDED
	MAR. 31, 2012	JUN. 30, 2012	SEPT. 30, 2012	DEC. 31, 2012	MAR. 31, 2013	JUN. 30, 2013	SEPT. 30, 2013	DEC. 31, 2013
	(as a percentage of revenue)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenue	84	82	75	80	80	81	81	83

Gross profit	16	18	25	20	20	19	19	17

Operating expense:
Sales and marketing	13	13	12	14	14	11	9	9
Technology	6	5	6	7	5	6	5	7
General and administrative	11	11	10	12	11	10	9	11

Total operating expense	30	29	28	33	30	27	23	27

Operating loss	(14)	(11)	(3)	(13)	(10)	(8)	(4)	(10)

Interest expense	1	1	1	1	1	1	1	1
Other expense, net	—	—	—	1	1	—	—	2

Loss before income taxes	(15)	(12)	(5)	(15)	(11)	(10)	(5)	(13)

Provision (benefit) for income taxes	—	—	—	—	—	—	—	—

Net loss	(15)%	(12)%	(5)%	(15)%	(11)%	(9)%	(5)%	(13)%

	THREE MONTHS ENDED
	MAR. 31, 2012	JUN. 30, 2012	SEPT. 30, 2012	DEC. 31, 2012	MAR. 31, 2013	JUN. 30, 2013	SEPT. 30, 2013	DEC. 31, 2013
	(as a percentage of subscription revenue)

Subscription revenue	100%	100%	100%	100%	100%	100%	100%	100%
Subscription cost of revenue	83	82	75	80	79	80	81	82

Subscription gross profit	17%	18%	25%	20%	21%	20%	19%	18%

The following table reflects the reconciliation of adjusted revenue to revenue:

	THREE MONTHS ENDED
	MAR. 31, 2012	JUN. 30, 2012	SEPT. 30, 2012	DEC. 31, 2012	MAR. 31, 2013	JUN. 30, 2013	SEPT. 30, 2013	DEC. 31, 2013
	(in thousands)
Revenue	$11,992	$13,170	$14,505	$15,863	$17,842	$19,842	$22,134	$24,011
Excluding:
Other business revenue	—	—	—	(178)	(825)	(1,474)	(2,127)	(2,585)
Change in deferred revenue	166	182	201	218	124	218	314	452
Sign-up fee revenue	(292)	(300)	(315)	(282)	(332)	(356)	(386)	(345)

Adjusted revenue	$11,866	$13,052	$14,391	$15,621	$16,809	$18,230	$19,935	$21,533

The following table reflects the reconciliation of contribution margin to gross profit:

	THREE MONTHS ENDED
	MAR. 31, 2012	JUN. 30, 2012	SEPT. 30, 2012	DEC. 31, 2012	MAR. 31, 2013	JUN. 30, 2013	SEPT. 30, 2013	DEC. 31, 2013
	(in thousands)
Gross profit	$1,978	$2,407	$3,594	$3,232	$3,608	$3,829	$4,119	$4,088
Excluding:
Stock-based compensation expense	26	28	28	27	40	48	56	85
Other business segment gross profit		—	—	(44)	(64)	(159)	(229)	(278)
Change in deferred revenue	166	182	201	218	124	218	314	452
Sign-up fee revenue	(292)	(300)	(315)	(282)	(332)	(356)	(386)	(345)

Contribution margin	$1,878	$2,317	$3,508	$3,151	$3,376	$3,580	$3,874	$4,002

The following table reflects the reconciliation of acquisition cost to sales and marketing expenses:

	THREE MONTHS ENDED
	MAR. 31, 2012	JUN. 30, 2012	SEPT. 30, 2012	DEC. 31, 2012	MAR. 31, 2013	JUN. 30, 2013	SEPT. 30, 2013	DEC. 31, 2013
	(in thousands)
Sales and marketing expenses	$1,597	$1,677	$1,714	$2,161	$2,572	$2,268	$2,013	$2,238
Excluding:
Stock-based compensation expense	107	110	107	104	143	202	147	185
Sign-up fee revenue	(292)	(300)	(315)	(282)	(332)	(356)	(386)	(345)

Acquisition cost	$1,412	$1,487	$1,506	$1,983	$2,383	$2,114	$1,774	$2,078

We have experienced revenue growth in all periods presented primarily due to increases in total pets enrolled, monthly adjusted revenue per pet and average monthly retention. In addition, our other business began generating revenue in the fourth quarter of 2012.

The fourth quarter of each year tends to be a lower quarter for new enrollments as we believe families have many competing priorities during the traditional holiday season. We also have experienced a small decrease in claims incurred during the fourth quarter of each year, which we believe is due to members taking their pets to the veterinarian less during the traditional holiday season. During the third quarter of 2012, we experienced a slightly lower than average rate of claims occurrence, which resulted in a high ratio of LVP to PAC. There is inherent uncertainty in predicting the timing of claims incurrence within a quarter. Normal variations in claims may arise for any number of reasons in a given period including the frequency and magnitude of claims.

We have made and will continue to make increased sales and marketing expenditures when we perceive attractive opportunities to increase our market penetration. Sales and marketing expenses fluctuated quarter by quarter during 2012 and 2013 due to new marketing initiatives. Also, we attend a number of trade shows during the first quarter of each fiscal year, which has resulted in an increase in sales and marketing expenses during the quarter. Furthermore, the timing of recent hiring has impacted our expenses, as we have increased sales and marketing headcount 8% in 2013, and 47% in 2012. During the fourth quarter of 2012, our average pet acquisition cost was unusually high due to an increase in severance payments resulting in a lower ratio of LVP to PAC. During the third quarter of 2013, we experienced a lower than average pet acquisition cost due to a higher than average increase in enrolled pets during the period.

Technology expenses fluctuate quarter over quarter based upon the specific initiatives we undertake in the quarter. The majority of the quarter over quarter changes in technology expenses are related to changes in headcount. Technology expenses increased during the second and fourth quarters of 2013 due to key hires to accommodate our growth and an upgrade of our website.

General and administrative expenses increase during the fourth quarter of each year due to the timing of our annual audit and other fees for third-party specialists. During the second, third and fourth quarters of 2013, we incurred significant expenses relating to our preparation to become a public company. In addition, during the third and fourth quarters of 2013, we increased our general and administrative expenditures for legal and accounting services in anticipation of this offering.

Liquidity and Capital Resources

Since inception, we have financed our operations and met capital requirements primarily through the sale of equity securities and from borrowings. Our principal uses of cash are paying claims, funding operations, investing in new member acquisition and further enhancements to our member experience, and debt service payments as described below.

Sources of Funds

As of December 31, 2013, we had cash and cash equivalents of $14.9 million and short-term investments of $16.1 million. We believe that our existing cash and cash equivalents and short-term investments will be sufficient to fund our operations and statutory capital requirements for at least the 12 months following the completion of this offering. If we do not complete this offering, we may need to adjust our forecasted expenditures to reduce discretionary spending or seek other sources of financing.

From time to time, we may explore additional financing, which could include equity, equity-linked and debt financing. However, there can be no assurance that any additional financing will be available to us on acceptable terms, or at all.

Long-Term Debt

Square 1 Bank Loan and Security Agreement

In April 2007 we entered into a loan and security agreement with Square 1 Bank (Square 1), which we amended and restated in August 2012 and most recently amended in December 2013. We refer to this amended and restated loan and security agreement as our Square 1 credit facility. The Square 1 credit facility provides for a revolving line of credit, under which we may take advances up to $15.0 million, and a term loan in aggregate principal amount up to $3.0 million. The maximum amount for borrowing under the Square 1 credit facility, inclusive of any amounts outstanding under the revolving line of credit and the term loan, is the lesser of $15.0 million or the total amount of cash and securities held by our subsidiary, American Pet Insurance Company (APIC), less up to $0.5 million for obligations we may have outstanding from Square 1 for other ancillary services.

Interest on the revolving line of credit accrues at a variable annual rate equal to the greater of 5.0% or the prime rate plus 1.5%. Interest accrued under the revolving line of credit is payable monthly, though we may prepay any amounts under the revolving credit line at any time without penalty or premium. The revolving line of credit matures in July 2015, at which time it will need to be renewed or all amounts outstanding under it, including accrued interest, become immediately due and payable.

Interest on the term loan accrues at a variable annual rate equal to the greater of 5.5% or the prime rate plus 2.0%. Interest accrued under the term loan is payable monthly until March 2014, though we may prepay any amounts under the revolving credit line at any time without penalty or premium. Beginning in March 2014, all amounts outstanding under the term loan, including principal and accrued interest, will be payable in 30 equal monthly installments. The term loan matures in September 2016, at which time all amounts outstanding under it, including accrued interest, become immediately due and payable.

The Square 1 credit facility requires us to maintain certain financial covenants, including having APIC maintain statutory capital and surplus at all times of not less than the greater of $0.5 million or 110% of the highest amount of statutory capital and surplus required in any state in which APIC is licensed, maintaining a minimum cash balance of $0.5 million in our accounts at Square 1 (including for such purposes, APIC’s cash and depository products at Square 1), achieving certain monthly revenue and remaining within certain maximum EBITDA loss levels. EBITDA is defined for such purposes as earnings, plus an amount equal to the sum of (i) tax, plus (ii) depreciation and amortization, plus (iii) interest and non-cash expenses, plus (iv) any non-cash stock compensation expense, less (a) any increase in capitalized expenditures from the prior period, plus (b) any increase in capitalized software from the prior period, plus (c) any increase in deferred acquisition costs from the prior period.

The Square 1 credit facility also requires us to maintain certain non-financial covenants, including those that restrict our ability to dispose of our assets, change the name, location, office or executive management of our business, merge with or acquire other entities, incur other indebtedness, incur encumbrances, pay dividends or make distributions to holders of our capital stock, make investments, engage in transactions with our affiliates, permit withdrawals from APIC (with certain exceptions) and conduct operations in certain of our Canadian subsidiaries. As of December 31, 2013, we were in compliance with each of the financial and non-financial covenants.

Our obligations under the Square 1 credit facility are secured by substantially all of our assets, including pledged cash collateral held in a cash security account, and a pledge of our subsidiaries’ stock. We must at all times maintain a balance in the cash security account of an amount greater than or equal to the aggregate of all obligations outstanding under the Square 1 credit facility less $15.0 million. If our aggregate borrowings under the Square 1 credit facility exceed the $15.0 maximum, then Square 1 may credit such excess amount to the cash security account. As of December 31, 2013, our aggregate borrowings outstanding under the Square 1 credit facility were $17.9 million, of which $14.9 million was outstanding under the revolving credit facility and $3.0 million was outstanding under the term loan.

PEPI Capital, L.P. Credit Agreement

In December 2013, we entered into a credit agreement with PEPI Capital, L.P., one of our preferred stockholders (PEPI), to obtain a subordinated term loan of $12.0 million. Interest accrues under the PEPI term loan at a fixed interest rate of 11.0% per year and payable on December 2014 and December 2015, though PEPI may elect to compound the accrued interest to principal amounts outstanding on such dates. Subject to certain conditions, we may prepay the PEPI term loan without penalty or premium. The PEPI term loan also requires repayment in the event of certain occurrences, including the completion of this offering. Our obligations under the PEPI loan are secured by substantially all of our assets, including pledged cash collateral held in a cash security account, and a pledge of our subsidiaries’ stock. The PEPI term loan matures in December 2016, at which time all amounts outstanding under it, including accrued interest, become immediately due and payable. As of December 31, 2013, our aggregate borrowings outstanding under the PEPI term loan were $12.0 million. In February 2014, PEPI transferred $2.0 million of this loan to the Highland Consumer Entities.

Use of Funds

Our principal uses of cash are paying claims, sales and marketing efforts to acquire new members and funding our operations. Over the past several years, our revenue has increased significantly from year to year. However, our operating expenses have also increased as we have invested in sales and marketing expenses to acquire new pets with the cash flow benefits from such investment expected to be realized over time. At the same time we are increasing our expenditures in new member acquisition and further enhancements to our member experience. As a result, our cash used in operating activities has remained significant. We expect our operating cash requirements to increase in the future as we continue to focus on acquiring new pets, improving the our members’ experience and further developing relationships with veterinarians.

We will need to continue to fund our operations and maintain certain statutory capital levels in the near term as we continue to acquire new pets. We believe the proceeds from this offering will be sufficient for this purpose, but should we need to raise additional funds, such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, our operations and ability to execute our business strategy could be adversely affected. We may seek to raise additional funds through equity, equity-linked or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing may be dilutive to our stockholders.

Regulation

As of December 31, 2013, APIC held $16.1 million in investments and $7.8 million in other current assets. Most of the assets in APIC are subject to certain capital and dividend rules and regulations prescribed by jurisdictions in which it is authorized to operate and cannot be transferred outside of that subsidiary without prior approval from regulatory authorities. As of December 31, 2013, total assets and liabilities held outside of APIC totaled $26.9 million and $38.4 million, respectively.

The majority of our investments are held by APIC to satisfy risk-based capital requirements of the National Association of Insurance Commissioners. The requirements provide a method for analyzing the minimum amount of risk-based capital (statutory capital and surplus plus other adjustments) appropriate for an insurance company to support its overall business operations, taking into account the risk characteristics of the company’s assets, liabilities and certain other items. An insurance company found to have insufficient statutory capital based on its risk-based capital ratio may be subject to varying levels of additional regulatory oversight depending on the level of capital inadequacy. As of December 31, 2013, APIC was required to maintain $16.8 million of risk-based capital to be at or above 200% of the authorized control level. APIC must hold certain capital amounts in order to comply with the statutory regulations and, therefore, we cannot use these amounts for general operating purposes. As our business grows, the amount of capital we are required to maintain to satisfy our risk-based capital requirements may increase significantly. As of December 31, 2013, APIC’s statutory capital satisfied all regulatory required levels established by the New York Department of Financial Service’s risk-based capital requirements.

To comply with these regulations, we may be required to maintain capital that we would otherwise invest in our growth and operations, which may require us to modify our operating plan or marketing initiatives, delay the implementation of new solutions or development of new technologies, decrease the rate at which we hire additional personnel and enter into relationships with Territory Partners, incur additional indebtedness or pursue equity or debt financings or otherwise modify our business operations.

New York law also restricts the ability of APIC to pay dividends to our parent holding company. The dividend restrictions are based in part on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. In general, dividends or distributions that, in the aggregate in any 12-month period exceed the lesser of (i) 10% of policyholder’s surplus as of the preceding December 31 or (ii) the insurer’s adjusted net investment income for such 12-month period ended the preceding December 31, not including realized capital gains, are subject to approval by regulatory authorities. As of December 31, 2013, less than $0.1 million was able to be paid in the form of a dividend from APIC to our parent holding company without prior approval from regulatory authorities.

Investments

As of December 31, 2013, we had $16.9 million of short-term and long-term investments. These investments are held to satisfy statutory requirements. The majority of our investments are highly rated U.S. treasury securities, certificates of deposit, and U.S. government funds. In addition we have one investment in a municipal bond, the principal of which is insured by a third-party insurance company.

Historical Cash Flow Trends

The following table shows a summary of our cash flows for the periods indicated:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
	(in thousands)
Net cash used in operating activities	$(112)	$(1,543)	$(1,023)
Net cash used in investing activities	(1,669)	(4,544)	(5,997)
Net cash provided by financing activities	8,328	2,274	17,551
Effect of exchange rates on cash	(98)	(40)	174

Net increase (decrease) in cash and cash equivalents	$6,449	$(3,853)	$10,705

Operating Cash Flows

We derive operating cash flows from cash collected from the sale of subscriptions to our medical plan, which is used to pay claims and other cost of revenue. Additionally, cash is used to support the growth of our business. As a result, we have historically experienced negative cash flows from operating activities as we have expanded our business and this will likely continue for the foreseeable future.

Net cash used in operating activities for 2013 consisted of our net loss of $8.2 million and changes in our operating assets and liabilities of $3.6 million, which were primarily driven by increased receivables related to writing policies for an unaffiliated managing general agent, which began in November 2012 and increased monthly until November 2013 as the unaffiliated managing general agent transitioned its business from the company that previously wrote its policies. This was partially offset by non-cash expense items including stock-based compensation of $1.9 million, depreciation and amortization of $0.9 million and expense relating to the remeasurement of warrant liabilities to fair value of $0.5 million.

Net cash used in operating activities for 2012 consisted of our net loss of $6.4 million and changes in our operating assets and liabilities of $2.8 million, which were partially offset by non-cash expense items including stock-based compensation of $1.4 million.

Net cash used in operating activities for 2011 consisted of our net loss of $3.9 million and changes in our operating assets and liabilities of $2.5 million, which were partially offset by non-cash expense items including stock-based compensation of $1.0 million, depreciation and amortization of $0.2 million and expense relating to warrant liabilities to fair value of $0.2 million.

Investing Cash Flows

Net cash used in investing activities for each of the periods presented was primarily related to the purchase of investments. In addition, we made investments in software to be used internally for our technology initiatives and purchased other fixed assets related to our operations. We expect to continue increasing our statutory capital as we expand our operations.

Financing Cash Flows

Historically, we have funded our operations through the issuance of common and preferred stock and the incurrence of indebtedness. For 2013, net cash provided by financing activities consisted of the incurrence of an aggregate of $20.0 million of borrowings under our revolving line of credit and term loans. Of this amount, $3.0 million was designated as restricted cash at December 31, 2013. In addition, we received $0.6 million in proceeds from the exercise of stock options.

For 2012, net cash provided by financing activities consisted of the issuance of $6.9 million of Series C convertible preferred stock and $0.5 million in proceeds from the exercise of stock options, offset by $2.3 million for the repurchase of common stock and $2.7 million for the redemption of Series A and Series B convertible preferred stock.

For 2011, net cash provided by financing activities consisted of the issuance of $8.7 million of Series C convertible preferred stock, offset by a $0.5 million repayment on our revolving line of credit.

Commitments

We enter into long-term contractual obligations and commitments in the normal course of business, primarily debt obligations and non-cancellable operating leases. Our contractual cash obligations as of December 31, 2013 are set forth below.

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS		3-5 YEARS	MORE THAN 5 YEARS
Long-term debt obligations, including interest	$35,181	$3,109	$32,072	(1)	$—	$—
Operating lease obligations	1,761	737	1,024		—	—
Other obligations	372	51	102		102	117

(1)	Includes $ million of outstanding indebtedness that we expect to repay in connection with this offering.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities. We do not have any off-balance sheet interest in variable interest entities, which include special purpose entities and other structured finance entities.

Critical Accounting Policies and Significant Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the financial statements. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies and estimates include those related to:

•	stock-based compensation and warrant liabilities;

•	income taxes; and

•	claims reserve.

Stock-Based Compensation and Warrant Liabilities

Compensation expense related to stock-based transactions, including employee and non-employee stock option awards, is measured and recognized in the financial statements based on fair value. The fair value of each option award is estimated on the grant date using the Black-Scholes-Merton option-pricing model. The stock-based compensation expense, net of forfeitures, is recognized on a straight-line basis over the requisite service periods of the awards, which are generally four years. All of our stock-based awards have been for instruments tied to our common stock.

All warrants were classified as liabilities as of December 31, 2013, as they were for redeemable shares and contained terms which allowed for the modification of the exercise price or the number of shares issuable upon exercise. Warrants to purchase shares of common stock and convertible preferred stock are recorded as a discount on the related debt and as a liability at fair value on the date of issuance. The fair value of the award is estimated on the grant date using the Black-Scholes-Merton option-pricing model. The discount on debt is accreted to interest expense using the effective interest method over the term of the related loan. The warrant liability is revalued each period and recorded at fair value as of the period end date with any gain or loss in value recorded in other expense, net in our consolidated statement of operations.

Key assumptions. Our Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying stock, the expected volatility of the price of our stock, the expected term of the option or warrant, risk-free interest rates and the expected dividend yield of our stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based expense could be materially different in the future. These assumptions are estimated as follows:

•

Fair value of our stock—Because our stock was not publicly traded prior to our initial public offering, we estimated the fair value of our stock, as discussed in “—Stock valuations.” Upon the completion of our initial public offering, our common stock will be valued by reference to the publicly-traded price of our common stock. Our preferred stock valuation was based on the fair value of our common stock and the preferential rights of holders of our preferred stock over the holders of our common stock.

•

Expected volatility—As we do not have a significant trading history for our stock, the expected stock price volatility for our stock was estimated by taking the average historic price volatility for identified peers based on daily price observations over a period equivalent to the expected term of the stock option and warrant grants. We did not rely on implied volatilities of traded options or warrants in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

•

Expected term—The expected term represents the period that our stock-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the stock-based awards granted, we have based our expected term for awards issued to employees on the simplified method, which represents the average period from vesting to the expiration of the stock option. The expected term for warrants is equal to the contract term.

•	Risk-free interest rate—The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield—We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The following table presents the range of assumptions used to estimate the fair value of options granted during the periods presented:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Expected volatility	60%	60%	54.9% – 57.4%
Expected term (in years)	6.25	6.25	6.25
Risk-free interest rate	1.1% – 2.5%	0.9% – 1.3%	1.0% – 2.0%
Dividend yield	— %	— %	— %

In addition to the assumptions used in the Black-Scholes-Merton option-pricing model, the amount of stock option expense we recognize in our consolidated statements of operations includes an estimate of stock option forfeitures. Forfeitures did not have a material impact on our assumptions in 2011, 2012 or 2013.

The following table presents the range of assumptions used to estimate the fair value of warrants outstanding at the end of the periods presented:

	YEARS ENDED DECEMBER 31,
	2012	2013
Expected volatility	43% – 60%	35% – 43%
Expected dividends	0%	0%
Risk-free rate	0.2% – 1.2%	0.1% – 2.1%
Term	1.3 – 6.7 years	0.3 – 6.3 years

Stock valuations. The fair value of the stock underlying our stock options and warrants was determined by our board of directors, which intended all instruments granted to be exercisable at a price per share not less than the per share fair value of our stock underlying those instruments on the date of grant. The valuations of our stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model are based on future expectations combined with management’s judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our stock, including the following factors:

•	contemporaneous valuations performed by independent third-party specialists;

•	the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	lack of marketability on our common stock;

•	actual operating and financial performance;

•	current business conditions and projections;

•	the prices of preferred stock sold to third-party investors in arms-length transactions;

•	prices of common stock sold between third parties in arms-length transactions;

•	ongoing enhancements to our service;

•	trends and developments in our industry;

•	the market performance of comparable publicly traded companies;

•	likelihood of achieving a liquidity event, such as an initial public offering; and

•	U.S. and global economic and capital market conditions.

We granted stock options with the following exercise prices between January 1, 2013 and the date of this prospectus:

Option Grant Dates	NUMBER OF SHARES SUBJECT TO OPTIONS GRANTED	COMMON STOCK FAIR VALUE PER SHARE FOR FINANCIAL REPORTING PURPOSES	EXERCISE PRICE	INTRINSIC VALUE PER UNDERLYING COMMON SHARE
February 4, 2013	617,700	$4.50	$4.05	$0.45
February 6, 2013	50,500	4.50	4.05	0.45
June 16, 2013	25,000	4.55	4.55	—
August 2, 2013	360,250	4.77	4.77	—
November 7, 2013	236,100	7.35	4.81	2.55
December 23, 2013	4,600	8.64	4.81	3.83
February 26, 2014	178,400		9.07
March 17, 2014	28,950		9.07

Based upon the assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of December 31, 2013 was $            , of which $             related to vested options and $             related to unvested options.

In valuing our common stock, our board of directors determined the equity value of our business generally using the income approach and the market comparable approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate such as cash earnings, cost savings, tax deductions, and the proceeds from disposition of assets. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. We selected a mix of technology companies, consumer subscription companies, and animal healthcare companies for the purposes of this approach due to the unique nature of our business relative to traditional industry groups. Our peer group companies have been analyzed and updated quarterly due to changes in market participants. The companies selected for comparison were based on a number of factors, including the similarity of their industry, growth rate, and stage of development. A representative market value multiple was determined based on the subject company’s operating results to the value of the subject company. In our valuations, the multiple of the comparable companies was determined using a ratio of the market value of invested capital less cash to each of the trailing 12 month’s total revenue and forecasted future total revenue. Each of these revenue multiples was weighted equally. As some of the comparable companies were significantly larger and had different rates of revenue growth and profitability than us, we generally selected multiples that were above the mean of these selected companies to make adjustment for our historical and expected higher rates of revenue growth.

In some cases, we also considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or an estimated fair value between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Once we determined an equity value, we utilized the option-pricing method (OPM), to allocate the equity value to each of our classes of stock. An OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. The estimated value based on the income and market approach is then discounted by a non-marketability factor (DLOM), due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity.

For the valuations in December 2013 and February 2014, the equity value was allocated to the shares of preferred stock, common stock, warrants and options using the hybrid method consisting of both the option-pricing method and the probability-weighted expected return method (PWERM), and then weighted to arrive at overall equity value. Under the PWERM, the value of equity is estimated based on analysis of future values for the enterprise assuming various possible outcomes and timing of those outcomes, as well as the rights of each share class. In the PWERM, management and the third-party valuation firm considered two initial public offering scenarios based on information obtained from third parties, a scenario where we remained a private company for the foreseeable future, and a scenario where we could be acquired by a third party. Additionally, we applied a discount for lack of marketability. As an initial public offering began to become a possible near-term outcome, we began to allocate a greater relative weighting to the PWERM in our valuation methodology as opposed to the OPM, since the PWERM more closely correlates with the expected value for an enterprise in an initial public offering.

In connection with the preparation of our financial statements for the year ended December 31, 2013, we re-evaluated our estimate of fair value of our common stock for financial reporting purposes as a result of our rapidly improving financial prospects, our evolving belief that an initial public offering was increasingly viable and the generally improving conditions in the capital markets in the fourth quarter of 2013. As a result of our re-evaluation, we determined that, solely for financial reporting purposes, the fair values of our common stock were higher than the fair values of our common stock determined in good faith by our board of directors for option grant dates in February, November and December 2013. As a result, we retrospectively adjusted the fair value per share of our common stock for financial reporting purposes as of these grant dates and recognized additional stock-based compensation expense for the year ended December 31, 2013.

Income Taxes

We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when such assets and liabilities are recovered or settled. We determine deferred tax assets including net operating losses (NOLs) and liabilities, based on temporary differences between the book and tax bases of assets and liabilities. We believe that it is currently more likely than not that our deferred tax assets will not be realized, and as such, a full valuation allowance is required. In addition, utilization of NOLs and credits to offset future income subject to taxes may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. We have not performed a significant analysis to determine whether a qualifying change in ownership that would limit the utilization of our NOLs has taken place or will take place upon this offering.

We utilize a two-step approach for evaluating uncertain tax positions. Step one, recognition, requires us to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered “more likely than not” to be sustained, no benefits of the position are recognized. If we determine that a position is “more likely than not” to be sustained, then we proceed to step two, measurement, which is based on the largest amount of benefit which is more likely than not to be realized on effective settlement. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and financial reporting purposes. If actual results differ from our estimates, our net operating loss and credit carryforwards could be materially impacted.

Claims Reserve

Our claims reserve represents estimated claims and claim settlement costs with respect to covered claims that have occurred as of the balance sheet date. The liabilities for claims and claim adjustment expenses are recorded at the estimated ultimate payment amounts. Estimated ultimate payment amounts are based upon a number of factors, including claims information received from members and estimates of incurred but not reported claims. Historical claims data as well as expected developments in the industry, internal claims adjustment expense forecasts, and the economy as a whole are considered by our team of pet medical insurance actuaries when developing our claims reserve.

In establishing estimates for these factors, we must make various assumptions regarding frequency and severity of claims, length of time to achieve ultimate settlement of claims, estimated deductible applicable to incurred claims, and changes in the cost of veterinary care. Due to the inherent uncertainty associated with these estimates, and the cost of incurred but unreported claims, our actual liabilities may be different from our original estimates. On a monthly basis, we review our reserve for claims and claims settlement costs to determine whether further adjustments are required. Any resulting adjustments are included in the current period’s results.

As of December 31, 2012 and 2013, our reserve for claims incurred but not yet reported was $2.6 million and $5.6 million, respectively. While we believe the amount of our claims reserve as of December 31, 2013 is adequate, the ultimate liability may be in excess of or less than the amount provided. In 2011 and 2012, we experienced actual claims in excess of our estimate for our prior year reserves of less than $0.1 million and $0.1 million. During 2013, we experienced actual claims that were below our estimate for prior year reserves by $0.1 million. Historically, the majority of our claims are settled within three months of occurrence.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including the risks inherent in our insurance business and changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices.

Interest Rate Risk

The principal market risk we face is interest rate risk. We had cash and cash equivalents of $14.9 million, $3.0 million of restricted cash, and $16.1 million in short-term investments, as of December 31, 2013, which consisted of both highly-liquid investments with an original maturity of twelve months or less and a long-term low-risk investment which is secured. We believe that we do not have significant exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of most of our investments coupled with the security behind our long-term investment. Historically, our investment income has not been a material part of our operations.

In addition, we have a revolving line of credit and two term loans bearing interest. As of December 31, 2013, our aggregate outstanding indebtedness was $29.9 million, which consisted of (i) $12.0 million borrowed pursuant to our term loan with PEPI Capital, L.P., which bears interest at the rate of 11% per annum and matures in December 2016 or upon the completion of this offering, whichever occurs first, (ii) $14.9 million borrowed pursuant to our revolving line of credit with Square 1 Bank, which bears interest at the rate of the greater of 5.0% or the prime rate plus 1.5% and matures in July 2015, and (iii) $3.0 million borrowed pursuant to our term loan with Square 1 Bank, which bears interest at the rate of the greater of 5.5% or the prime rate plus 2.0% and matures in September 2016. We do not believe an immediate 10% increase in interest rates would have a material effect on interest expense for this facility, and therefore we do not expect our operating results or cash flows to be materially affected to any degree by a sudden change in market interest rates. Our other term loan bears a fixed rate and would not be impacted by a sudden change in interest rates. For more information regarding these credit agreements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt.”

Foreign Currency Exchange Risk

Our company was founded in Canada and continues to have material revenue and expenses denominated in Canadian Dollars. As we continue to operate internationally our results of operations and cash flows will remain subject to fluctuations due to changes in other foreign currency exchange rates. Our revenue and expenses are generally denominated in the currencies in which our operations are located, which is the United States and Canada. The effect of a 10% adverse change in exchange rates on foreign denominated cash, receivables and payables would not have been material for the periods presented. As our operations in Canada grow, our results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could harm our business in the future. To date, we have not entered into any material foreign currency hedging contracts although we may do so in the future.

BUSINESS

Our Mission

Our mission is to help the pets we all love receive the best veterinary care.

Our Company and Approach

We are a direct-to-consumer monthly subscription service providing a medical insurance plan for cats and dogs throughout the United States, Canada and Puerto Rico. Our data-driven, vertically-integrated approach enables us to provide pet owners with what we believe is the highest value medical plan for their pets, priced specifically for each pet’s unique characteristics. Our growing and loyal member base provides us with highly predictable and recurring revenue. We operate our business with a focus on maximizing the lifetime value of each pet while sustaining a favorable ratio of lifetime value relative to acquisition cost.

Our target market is large and underpenetrated. We have pioneered a unique solution that sits at the center of the pet medical ecosystem, meeting the needs of pets, pet owners and veterinarians, and we believe we are uniquely positioned to disrupt the pet medical insurance market and drive increased market penetration. The number of pets enrolled in our medical plan has increased every quarter for the last ten years. More recently, our total enrolled pets grew from 31,207 at the beginning of 2010 to 169,570 at the end of 2013, which represents a compound annual growth rate of 52.7%.

Total Enrolled Pets

(in thousands)

Pet owners are often surprised by the cost of veterinary care and can be financially unprepared if their beloved pets become injured or ill. The costs of medical treatments for pets have become more onerous over time due to the availability and usage of increasingly advanced veterinary care. Although traditional pet insurance products have been offered for years, many of these products are poorly designed and confusing to pet owners and their veterinarians. Because these products provide limited value to both pet owners and veterinarians, they have low adoption rates. Consequently, pet owners without medical coverage or with traditional insurance products may be forced to accept sub-standard care for their pets due to financial constraints.

To address these challenges, we offer a simple, fair and comprehensive plan that pays 90% of veterinary costs for covered accident and illness claims, has no payout limitations and can be used to cover the costs incurred at any veterinary practice, emergency care center or specialty hospital. This differentiated approach aligns the interests of pet owners and veterinarians, which allows them to focus on providing the best care for pets rather than minimizing the cost of treatment.

Some of our key differentiators include:

•	Superior Value Proposition. Our vertically integrated infrastructure eliminates significant frictional costs that constrain many of our competitors, which allows us to provide superior value to our members. For example, while many traditional providers spend approximately $0.45 to $0.64 per dollar of premium on claims, we spent $0.67, $0.68 and $0.70 per subscription dollar in 2011, 2012 and 2013, respectively.

•

Proprietary Database and Technology Platform. Our custom-built technology platform and proprietary database contains 14 years of pet health records and gives us unique insights into how to both manage our business and accurately price subscriptions to our medical plan.

•

Strong Relationship with Veterinary Community. We have invested significant time and energy communicating our value proposition to thousands of veterinarians. We engage a national referral network of independent contractors who are paid on a commission basis, which we refer to as our Territory Partners. Our Territory Partners communicate the benefits of our medical plan to veterinarians through in-person visits. For example, through our Territory Partners, we made over 70,000 visits to veterinary practices in 2013 to develop new and expand existing relationships.

We believe that these differentiators serve as competitive advantages, making our business model difficult to replicate.

We generate revenue primarily from subscription fees for our medical plan. Our medical plan automatically renews on a monthly basis, and members pay the subscription fee at the beginning of each subscription period. Since 2010, approximately 88% of our subscription business revenue every quarter has come from existing members who had active subscriptions at the beginning of the quarter. Due to our focus on providing a superior value proposition and member experience, our members are very loyal, as evidenced by our 98.5% average monthly retention rate over 2011, 2012 and 2013. This average monthly retention rate is consistent with annual cohorts of members as well. For example, the pets that we enrolled in our medical plan in 2010 had average monthly retention rates of 98.15%, 98.85% and 99.07% at the end of 2011, 2012 and 2013, respectively. For more information regarding average monthly retention, including an explanation of how we calculate this metric, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.”

We enrolled our first pet in Canada in 2000 and our first pet in the United States in 2008. Our revenue increased from $19.1 million for the year ended December 31, 2010 to $83.8 million for the year ended December 31, 2013, representing a compound annual growth rate of 64%. We have achieved sequential revenue growth in every quarter since the first quarter of 2010. We have made and expect to continue to make substantial investments in member acquisition and in expanding our operations to support our expected growth. For the years ended December 31, 2011, 2012 and 2013, we had a net loss of $3.9 million, $6.4 million and $8.2 million, respectively. As of December 31, 2013, our accumulated deficit was $36.0 million.

Our Industry

The role pets play in their owners’ lives is constantly evolving, with each generation allowing pets to play a more prominent role in family life. Over the course of the last two generations, pets have transitioned from the backyard, to the kitchen, and into the bedroom. Innovations in pharmaceutical technologies, including flea and tick medications, have been important factors enabling increased physical proximity and emotional attachment between pet owners and pets. According to a 2012 survey conducted by Harris Interactive, 91% of U.S. pet owners consider their pets to be family members.(1) Additionally, 81% of U.S. pet owners consider their pets as equal members of the family and 58% think of their pets as their children and refer to themselves as their pets’ mom or dad, according to a 2011 survey conducted by Kelton Research LLC.(2) As further evidence of this growing human-animal bond, 77% of cat owners and 66% of dog owners said they let their cats or dogs sleep in their beds, according to a 2012 survey conducted by Harris Interactive.(1) A growing number of pet owners pamper their cats and dogs, and are spending significant amounts on relatively expensive products and services for their pets, such as premium organic food and doggy day care. According to the American Pet Products

(1)	See note 1 in the section entitled “Market and Industry Data.”
(2)	See note 2 in the section entitled “Market and Industry Data.”

Association (APPA), U.S. consumers are estimated to have spent $55.5 billion on their pets in 2013, which is an increase of approximately 44% from the $38.5 billion spent in 2006.(3)

Industry Challenges

While both pet owners and veterinarians share the common goal of ensuring the best possible care for pets, they face several challenges.

Problems Facing Pet Owners

Cost of medical care is becoming increasingly burdensome on pet owners. Historically, pet owners have paid for veterinary care using discretionary income, savings, high-interest-rate credit cards or other loans. As veterinary costs have risen and new relatively expensive treatments have become increasingly available and used, veterinary care has become increasingly difficult for pet owners to afford and adequately plan for, particularly in the current economic environment where discretionary income has been stagnant for several years. Because unexpected expenses can be financially burdensome, pet owners without medical coverage may be forced to choose a less expensive, sub-standard care alternative, and may even face the difficult decision of stopping care for their beloved pet.

Pet owners are often surprised by and unprepared for the costs of veterinary care. We believe the lack of compelling solutions creates a natural reluctance between pet owners and veterinarians to discuss potential medical costs over the lifetime of their pet. Consequently, we believe that most pet owners significantly underestimate the likelihood that their beloved pet will experience an injury or illness. For example, 35% of our members who enrolled in 2012 had a claim in their first year of enrollment. Even if pet owners are aware of these probabilities, they are often unaware of the breadth of potential treatment options that are available today. They also tend to significantly underestimate how costly treatment can be, preventing them from planning appropriately. We have paid many member claims related to individual incidents in excess of $20,000.

Traditional pet insurance products provide poor value and customer experiences. Traditional pet insurance products in the United States have been characterized by generic pricing with low monthly premiums and limited coverage. These products often feature complex policy language, extensive coverage exclusions and a variety of payout caps over the life of the policy and per condition. These traditional products frequently prove to be low value for pet owners, as common health issues are excluded from coverage. We believe that this short-sighted approach has led to low customer satisfaction, generally unfavorable opinions of pet insurance products and, accordingly, low levels of adoption.

Problems Facing Veterinarians

Veterinarians are constrained by pet owners’ inability to pay for optimal care. When a pet experiences an injury or illness, veterinarians are frequently faced with having to recommend less expensive alternatives that are sub-optimal for the pet as opposed to what they may believe would be more appropriate and effective treatment methods. According to a 2012 report in DVM Newsmagazine, 45% of the average veterinarian’s cases are limited by his or her clients’ willingness and ability to pay for treatment.(4)

Veterinary practices face challenging business economics. According to a case study conducted by Brakke Consulting, Inc.,(5) while 60% of veterinary practices increased their fees in 2012, only 45% reported growth in revenue. Among those practices that did increase revenue, 23% attributed this growth to fee increases, while 26% cited more and improved services as the reasons. Among those practices experiencing lower revenue, 46% identified fewer patient visits, 31% identified a poor economy and 23% identified clients with less income as the main reasons. Eighty-one percent of practices said they planned to increase fees in 2013.

(3)	See note 3 in the section entitled “Market and Industry Data.”
(4)	See note 10 in the section entitled “Market and Industry Data.”
(5)	See note 11 in the section entitled “Market and Industry Data.”

Traditional pet insurance products have created conflicts between veterinarians and pet owners. We believe that many veterinarians have negative perceptions of traditional pet insurance providers, which likely stems from problems their clients have experienced with traditional providers. Traditional providers often do not cover the cost to treat injured or ill pets because of restrictive coverage exclusions, onerous fees schedules and payout caps. Although 83% of veterinarians who have graduated from veterinary school since 2000 want to see wider use of pet medical coverage by clients according to a 2012 report in DVM Newsmagazine,(6) we believe that negative past experiences have resulted in few veterinarians actively recommending pet medical coverage to their clients.

Our Market Opportunity

We believe the growing human-animal bond has led to an increasing willingness by pet owners to spend on pet health. According to the APPA, of the $55.5 billion that is estimated to have been spent on pets in 2013, U.S. consumers spent an estimated $14.2 billion on veterinary care, which is an increase of 54% from the $9.2 billion spent in 2006.(7) Veterinary expenditures are rising due to technological advancements in veterinary medicine and increased utilization of care. More sophisticated and costly treatments, such as ultrasound, radiation therapy, MRIs, CT scans, transplants and chemotherapy, are gaining wider acceptance. The cost of diagnostic testing alone can be expensive, in part because pets are unable to communicate their symptoms. For example, even a seemingly minor issue can potentially cost thousands of dollars to diagnose and treat since the pet cannot communicate its symptoms.

We believe the addressable market for medical coverage for cats and dogs in North America is the largest in the world. Pet owners in the United States and Canada collectively owned approximately 193 million cats and dogs according to surveys conducted by the APPA in 2013 and the Canadian Animal Health Institute in 2012.(8) By comparison, pet owners in Europe collectively owned approximately 165 million cats and dogs in 2012, according to the European Pet Food Industry Federation.(9) Despite the growing human-animal bond, approximately 1% of pet owners in the United States and Canada had pet medical coverage in 2013, according to a 2013 report from Packaged Facts, a division of Market Research Group, LLC.(10) Many European countries have significantly higher penetration rates of pet medical coverage, which range from 5% in France and Denmark to 25% in the United Kingdom and 40% in Sweden, according to a 2013 study conducted by Munich Re.(11) We believe that these higher penetration rates stem from active collaboration between pet medical coverage providers and veterinary communities to design and deliver high-value medical coverage.

Our Solution

We are uniquely positioned to provide a superior solution due to our expertise in veterinary medicine, data analytics and technology. Our plan aligns the interests of pet owners and veterinarians, which allows them to focus on providing the best care for their pets rather than cost of treatment.

Benefits to Pet Owners

Predictability of costs and peace of mind. Our members can be confident that their pets will be covered in the event of injury or illness. When they make a claim that is covered by our plan, we pay 90% of the veterinary costs actually charged by the member’s veterinarian. While a significant number of our members choose a plan with no deductible, our members have the option to choose a deductible up to $1,000 and can change their deductible at any time. Our members may obtain treatment from any licensed veterinarian that they select within the United States, Canada or Puerto Rico. Our coverage has no payout limits, is not subject to a lifetime maximum payout and is not limited by the amount that a veterinarian

(6)	See note 12 in the section entitled “Market and Industry Data.”
(7)	See notes 3 and 4 in the section entitled “Market and Industry Data.”
(8)	See notes 5 and 6 in the section entitled “Market and Industry Data.”
(9)	See note 7 in the section entitled “Market and Industry Data.”
(10)	See note 8 in the section entitled “Market and Industry Data.”
(11)	See note 9 in the section entitled “Market and Industry Data.”

charges or the treatment that a veterinarian recommends. Our coverage is designed to be comprehensive and to cover the treatment costs of any accident or illness. Generally, the only costs not covered by our plan are those relating to conditions existing prior to the pet’s enrollment and to routine or preventative care, including examination fees. Our goal is to enable pets to receive the best medical care while helping pet owners manage the financial burdens stemming from injuries or illnesses.

Awareness of cost of care. We believe veterinarians typically have consultative relationships with pet owners and play a major role in influencing the decisions they make to care for their pets. We actively market the value of our medical plan to veterinarians, enabling them to educate pet owners effectively about the costs of veterinary care and the benefits of our medical plan. Leads generated from veterinary referrals drive membership engagement across multiple touch points ranging from our member-friendly contact center to our easy-to-use website.

Superior value proposition. We offer a comprehensive medical plan with no limitations for chronic, congenital or hereditary conditions, no payout limits and no mandates to veterinarians on the cost of treatment. We focus on providing high value to our members, rather than minimizing the monthly subscription price. We spent $0.67, $0.68 and $0.70 of every subscription dollar on claims in 2011, 2012 and 2013, respectively, while many traditional providers spent only approximately $0.45 to $0.64 on claims. As a result, we believe our plan provides superior value.

Exceptional member experience. We are highly focused on providing an exceptional member experience. We offer a simple and easy to understand medical plan. We have designed our claims process to be fair, efficient and transparent. Our goal is to help eliminate the high levels of frustration associated with traditional insurance products. Our members frequently utilize our medical plan. Thirty-five percent of our members who enrolled in 2012 had a claim in their first year of enrollment. This provides us with the opportunity to demonstrate the value of our solution. As a result, our members report very high satisfaction rates, as evidenced by our net promoter score of 57.1 in 2012 and our high retention rates.

Benefits to Veterinarians

Freedom to be the most effective advocate for pets. Our medical plan does not limit how much can be paid for an injury or illness. This provides veterinarians with the freedom to practice veterinary medicine at the highest level and be the most effective advocate for the health of the pets.

More loyal client base. Our members visit veterinarians more frequently, which can generate significantly more annual revenue for veterinarians compared to clients without pet medical coverage. Furthermore, pet owners with medical coverage typically spend significantly more on their seriously injured or ill pet before opting to stop treatment. The result is a client base that is more engaged, spends more money on care and has healthier cats and dogs.

Reduces potential conflicts with cost-sensitive pet owners. We enable veterinarians to recommend optimal treatment without having their decisions dictated by the cost of treatment and the financial burden on the pet owner. As a result, veterinarians are able to establish stronger ties with their clients.

Our Strengths

Our deep understanding of the needs of our members and veterinarians, supported by our extensive proprietary data and advanced technology, enhances our ability to innovate and design solutions that solve their challenges. This understanding drives our mission to help the pets we all love receive the best veterinary care.

We have the following strengths, which we believe are competitive advantages and not easily replicated:

Compelling value proposition drives a powerful network effect. Our differentiated solution aligns the interests of both pet owners and veterinarians, creating a unique network effect. Our members benefit because their pets receive the best care possible and we pay 90% of the covered costs. Veterinarians benefit because they can recommend the optimal treatment and provide a high standard of care regardless of cost, which improves their business fundamentals. Nineteen percent of our enrollments in 2013 came from our existing members adding pets and referring their friends and family members. As more pet owners and veterinarians experience the compelling benefits of our medical plan, we believe they act as ambassadors for our brand and drive additional enrollments.

Unique “go-to-market” strategy enables cost-efficient member acquisition. We invest significantly in developing relationships with veterinarians because we believe they are uniquely positioned to introduce our value proposition to pet owners. Since 2003, we have been building a national independent referral network, comprised of 65 Territory Partners as of January 2014, dedicated to cultivating direct veterinary relationships and building awareness of the benefits that our medical plan offers veterinarians and their clients. For the three months ended December 31, 2013, we received referrals from over 5,000 veterinary practices. Veterinary practice referrals accounted for approximately 80% of our total leads in 2013, excluding existing members adding pets and referring their friends and family members. Through our Territory Partners, we made over 70,000 visits to veterinary practices in 2013 to develop new and expand existing relationships. The market for veterinary services is highly fragmented and includes many sole-owner veterinary practices and small veterinary practices that are difficult to reach. We believe that none of our competitors have a national independent referral network and it would be difficult, costly and time consuming to try to replicate our strategy.

Vertically integrated approach reduces frictional costs and improves member value. We believe that we have significant structural competitive advantages over traditional pet insurance providers and potential new market entrants. We manage all aspects of our business using a vertically integrated approach that eliminates many of the significant frictional costs and member experience complications that can result from outsourcing key business functions to third-party service providers:

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Underwriting: It took us six years to fully license American Pet Insurance Company in all 50 states. Because we own our insurance company, we do not have to share profit from writing our medical plan with a third party, which allows us to provide more value back to our members. We believe that many of our competitors pay 10% or more of their gross revenue to third parties that write medical plans.

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Sales: Our exclusive Territory Partners generate referrals from veterinary practices that are converted by our website or contact center. This has been our most cost-efficient member acquisition channel besides existing members adding pets and referring their friends and family members.

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Actuarial: We believe that the size and experience of our in-house actuarial team, which is dedicated to pricing subscriptions to our medical plan, is unique in the industry. We are continually refining our pricing based on the vast and growing amount of proprietary data we have accumulated over time.

•	Member Service: We handle all of our member services and claims internally rather than using a third party, allowing us to provide an exceptional member experience.

•	Brand: We own the Trupanion brand and, unlike some others in the industry, do not have to pay royalties for the brand name.

We have strategically chosen to share these cost savings with our members in the form of higher claims payout ratios relative to traditional providers, which has enabled us to provide a superior value proposition. As our business continues to scale, we expect to be able to increase the value we share with our members.

Actionable data insights. Over the past 14 years, we have collected an extensive library of proprietary data that is not commercially available and that we believe is unparalleled in the industry. As of December 31, 2013, we had collected data from over 5,000,000 medical plan months, 700,000 claims, 18,000 veterinary practices, 60,000 postal codes and 440 cat and dog breeds. Our highly-specialized team of actuaries uses advanced data analytics to effectively segment our members based on expected claims cost, retention and lifetime value. Using these insights, we are able to accurately price subscriptions to our medical plan, increase our retention rate and optimize lifetime value of a pet.

The specific monthly subscription fee for an enrolled pet varies greatly depending on that pet’s characteristics, including species, breed, age, gender and pet location. For example, a newly enrolled male Siberian Husky puppy living in the 19121 zip code of Philadelphia, Pennsylvania and having a $250 deductible may have a monthly subscription cost of about $34 while a newly enrolled seven year old female American Bulldog living in the 10021 zip code of Manhattan, New York and having the same deductible may have a monthly subscription cost of $105. As more pets enroll, the power of our data grows, and we anticipate being able to further expand our data library and analytics, improving our ability to acquire new members and retain existing members.

Powerful technology infrastructure. We have developed proprietary software systems that form the backbone of our technology platform, including our data analytics and pricing engine, claims processing software, customer relationship management system, contact center phone system and website. These solutions were custom built to meet the unique needs of our business. We believe our proprietary technology platforms enable us to achieve superior operational execution.

Proven management team. We have a management team of experienced professionals with deep industry knowledge, a strong track record of successful execution and an average of ten years of experience in the veterinary medicine and insurance industries. We believe that our management team is uniquely positioned to lead a company that operates at the intersection of three highly complex fields: veterinary medicine, data analytics and technology.

Our Strategy

Our strategy is focused on attracting and retaining members by providing a best-in-class value and member experience. We are focused on building a successful long-term business by pursuing the following growth strategies:

Increase the number of referring veterinary practices. We intend to increase the number of veterinary practices that are actively introducing our medical plan to their clients by continuing to expand our national independent referral network of Territory Partners and increasing direct marketing to veterinarians. While over 5,000 veterinary hospitals referred members to us during the three months ended December 31, 2013, these veterinary hospitals represented only approximately 19% of the approximately 26,000 veterinary hospitals in the United States and Canada.

Increase the number of referrals from active veterinary practices. We intend to continue increasing the number and quality of interactions that we have with veterinarians to accelerate the rate at which active veterinary practices refer us leads.

Increase the number of third-party referrals from members. We are focused on using innovative technologies to further enhance our member experience. For example, we recently introduced a new technology, Trupanion Express, which is designed to facilitate the direct payment of claims to veterinary practices. We believe this, if widely adopted, will transform the claims process and increase third-party referrals from pet owners and veterinarians acting as ambassadors for our board.

Improve online lead generation and conversion. We are investing in our online marketing capabilities, and intend to continue to do so in order to fully capture the online opportunity. Our online marketing initiatives play an integral role in acquiring new leads. Our website is critical to converting leads from all of our member acquisition channels, with over 85% of our new members in the three months ended March 31, 2014 visiting our website prior to or during the enrollment process.

Explore other member acquisition channels. We regularly evaluate new member acquisition channels. We intend to aggressively pursue those channels that we believe will generate an attractive ratio of lifetime value relative to acquisition cost.

Expand internationally. While we are currently focused on capturing the large opportunity in the U.S. and Canadian markets, we continue to explore international expansion.

Pursue other revenue opportunities. We may opportunistically engage in other revenue opportunities. For example, American Pet Insurance Company, which we acquired in 2007, has written policies for an unaffiliated managing general agent since the end of 2012. As the industry grows and other providers consider entering the pet insurance market, we are uniquely positioned to partner with them.

Our Culture

Our culture is fundamental to our success and defines who we are and how we operate our business. We were founded on a deep appreciation of the special relationship between pet owners, their beloved pets and their trusted veterinarians. Our team is filled with dedicated professionals who are passionate about pets. This attitude permeates our corporate culture and offices, where the pitter patter of our four-legged friends is ever-present. Our five core values define our culture and guide our business decisions:

•	We do what we say

•	Simple is better

•	We do not punish unlucky pets

•	We’re innovative and fair—not ‘insurance-like’

•	We love pets!!

We are committed to hiring and retaining the best talent and empowering them to channel their passion for pets into growing and improving our company. We believe that our consistent consideration of our core values fosters a work environment that facilitates teamwork, innovation, creativity and a focus on providing value for our members as well as for veterinarians.

Sales and Marketing

Marketing to Veterinarians

Veterinary practices represent our largest referral source, accounting for approximately 80% of our leads in 2013, excluding existing members adding pets and referring their friends and family members. Forming long-term relationships with veterinarians is critical to our continued success, as we believe veterinary recommendations are highly persuasive to our existing and prospective members and key to increasing overall awareness of our medical plan. To reach veterinarians effectively, we utilize a national independent referral network of Territory Partners. Each Territory Partner is assigned an exclusive geographic region containing approximately 250 to 300 veterinary practices. The map below depicts the locations of our Territory Partners as of January 2014.

As of January 2014, we had 65 Territory Partners dedicated to cultivating direct veterinary relationships and building awareness of the benefits that our medical plan offers veterinarians and their clients. Territory Partners serve as a critical resource for us, as the market for veterinary services is highly fragmented and includes many sole-owner veterinary practices and small veterinary practices that are difficult to reach. Our Territory Partners are independent contractors who exclusively market our medical plan and are paid commissions. For the years ended December 31, 2011, 2012 and 2013, we paid our Territory Partners aggregate commissions equal to $1.8 million, $2.7 million and $3.5 million, respectively. We believe this compensation structure aligns our interests and provides a platform that we can leverage over time to increase the contribution margin of membership generated through this channel.

Sales and Marketing to Pet Owners

We generate leads through a diverse set of third-party referrals and online member acquisition channels, which we then convert into members through our website and contact center.

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Third-party referrals. We actively promote the value of our plan with veterinarians, veterinary affiliates (including purchasing groups and other veterinary membership organizations), corporate employee benefit providers, shelters and breeders to introduce our medical plan to their clients.

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Online. We believe most of our members spend some time researching pet medical coverage online as part of their decision-making process. Online advertising represents a large source of new member enrollments. A significant portion of the members we acquire from online leads come through our paid search marketing, email marketing, social media marketing and search engine optimization initiatives.

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Existing member referrals. For the year ended December 31, 2013, approximately 19% of our new member enrollments were generated from existing members adding a pet and referring their friends and family members.

We constantly evaluate our marketing initiatives based on their respective returns on investment, which we generally measure by comparing total sales and marketing investment for an initiative against the applicable contribution margin generated.

Member Support and Claims Operations

We utilize our award-winning, in-house contact center to maximize the effectiveness of our sales, claims handling and overall member retention rate. Our contact center employees play an essential role in communicating our brand and values to our members. A core component of our member relationship strategy is spending time with members on the phone. We emphasize building rapport rather than trying to manage to the shortest possible call times. We appreciate that each member is calling about their beloved pet, and we have no talk time limits. When a member calls, our system automatically routes them to one of our professionals who is best equipped to handle the call, rather than sending them to an automated menu of options. Operationally, we provide 24-hour support, seven days a week, and offer support in English, Spanish and French. Members can select their preferred contact method of phone, email, chat or web co-browsing. We meticulously measure our contact center interactions to the second and capture meaningful member insights that are leveraged across our business.

One of the most significant opportunities we have to interact with our members is through our claims administration process. We view each interaction with our members as an opportunity to create an ambassador for our brand. Our claims adjustment team has significant first-hand experience in veterinary practices, and we have three veterinarians on staff. We have carefully engineered our claims process to be transparent, fair and fast, which is critical for membership experience and retention rates, and we are continually evaluating ways to improve the claims administration process.

Our Platform and Technology

We are a data and technology-driven company. We leverage state-of-the-art technology frameworks that allow us to rapidly scale our platform as our business grows. We have a team of product and engineering professionals dedicated to enhancing our technology platform, developing new solutions for pet owners and veterinarians and conducting product and quality assurance testing.

Our team has developed proprietary, in-house software that forms the backbone of our unique technology platform:

Analytics and pricing engine. Our dynamic analytics platform draws on our extensive library of proprietary data to effectively and accurately price subscriptions to our medical plan. We leverage a broad range of information, including species, breed, age, gender and pet location. As of December 31, 2013, we used approximately 1.2 million permutations, which are regularly refined to price each pet based on its unique characteristics. As data collection is a key part of our research and development process, we are constantly looking for new and relevant data to collect and shape for this purpose.

Pet Organizer. Our proprietary claims processing software is at the heart of our technology platform. Custom-built to facilitate our claims administration and billing, Pet Organizer enables us to collect an ever-increasing amount of unique pet data. Pet Organizer allows our claims administration team to process a voluminous number of claims in a flexible way, which we do not believe is possible using off-the-shelf claims software. Pet Organizer is designed to scale with our business and allow our claims team to find new efficiencies over time.

Customer relationship management system. Using off-the-shelf technology that has been modified to support the unique processes of our sales and claims professionals, our customer relationship management system provides a robust, dynamic means of creating, tracking and storing all of the data we use to better understand and manage our interactions with members, Territory Partners and veterinarians.

Contact center. Our phone system uses a multi-channel solution that intelligently routes member interactions to the best-matched skilled professional. This technology includes a workforce management solution that forecasts call volumes and schedules our professionals to meet goals, providing us with robust data capture and reporting capabilities.

Trupanion.com. Our online enrollment process provides a simple interface that we believe provides members with significant benefits over the traditional, paper-intensive enrollment process. It employs dynamic business logic to help new members complete their enrollment forms in real time. Built using digital asset management and customer relationship management system technologies, the site provides a custom-built user experience for each new member, providing a unique experience based on who the member is and how the member arrived at the site.

We developed our website and related infrastructure with the goal of maximizing the availability of our platform to members, veterinarians and key member acquisition channels. Our website and related infrastructure are hosted on a network located at our headquarters in Seattle, Washington and in a redundant third-party facility in Santa Clara, California.

Competition

The market for medical coverage for pets is highly competitive. We compete with consumers that self-fund with cash or credit, as well as traditional pet insurance providers and new entrants to our market. The vast majority of pet owners in the United States and Canada do not currently have medical coverage for their pets. We are primarily focused on expanding the overall size of the market by improving the value proposition for consumers. We view our primary competitive challenge as educating pet owners on why our medical plan is a better alternative to self-funding.

Additionally, there are traditional insurance companies that provide pet insurance products, either as a stand-alone product or along with a broad range of other insurance products. The largest of these traditional providers is Veterinary Pet Insurance Company, a division of Nationwide Insurance. In addition, new entrants backed by large insurance companies with substantial financial resources have attempted to enter the market in the past and may do so again in the future. Further, traditional providers may consolidate, resulting in the emergence of new providers that are vertically integrated or able to create other operational efficiencies, which could lead to increased competition. We believe that we have competitive strengths that position us favorably, including a compelling value proposition, a unique member acquisition strategy, a vertically integrated approach that reduces frictional costs, actionable data insights, powerful technology infrastructure and an experienced management team.

Intellectual Property

We rely on federal, state, common law and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology, software and documentation by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties, such as service providers, vendors, individuals and entities that may be exploring a business relationship with us.

In addition to these contractual arrangements, we also rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, trademarks and domain names, as well as customary contractual protections to establish and protect our proprietary rights. As of December 31, 2013, we had two pending patent applications in the United States, one pending patent application in Europe and no issued patents. We also had five registered trademarks in the United States, including “Trupanion,” and three additional trademark applications. We have three pending trademark applications in Canada. Many of our unregistered trademarks, however, contain words or terms having a common usage and, as a result, may not be protectable under applicable law. We also currently hold the “Trupanion.com” Internet domain name and numerous other related domain names.

Employees

As of December 31, 2013, we employed 288 people, including 43 in sales and marketing, 18 in finance and actuarial services, 184 in member support, 31 in information technology and product development and 12 in a general and administrative capacity. As of such date, we had 276 employees in the United States and 12 employees in Canada. We also engage a number of temporary employees and consultants.

Facilities

Our corporate headquarters are located in Seattle, Washington, where we lease two offices. Our primary office is approximately 37,500 square feet. The term of this lease expires in 2016, and we have two remaining one-year options to extend the lease. Our other Seattle, Washington office is approximately 12,000 square feet. The term for this lease expires in October 2014. We also maintain an office in Vancouver, Canada. We believe that our facilities are sufficient to meet our current needs and for the foreseeable future.

Regulation

Each U.S. state, the District of Columbia and U.S. territories and possessions, as well as all of the Canadian provinces and territories, have insurance laws that apply to companies licensed to transact insurance business in the jurisdiction. The primary regulator of an insurance company, however, is located in its state of domicile. Our subsidiary American Pet Insurance Company (APIC) is domiciled in New York State and its primary regulator is therefore the New York Department of Financial Services (NY DFS). APIC is currently licensed to do business in all 50 states, Puerto Rico and the District of Columbia in the United States. As such, APIC is subject to comprehensive regulation and supervision under U.S. state laws.

State insurance regulators have broad authority with respect to all aspects of the insurance industry, including the following:

•	licensing of APIC to transact its line of business and approval and issuance of its certificate of authority;

•	establishing minimum levels of capital and reserves required by APIC to operate as an ongoing insurance company;

•	assessing the officers and directors of APIC to ensure a minimum level of competency and trustworthiness;

•	licensing of individual producers and agents and business entities marketing and selling insurance products and of claims adjusters settling claims;

•	admittance of assets to statutory surplus and regulating the type of investments in which APIC can invest;

•	regulating premium rate levels for the insurance products APIC offers;

•	approving policy forms APIC issues;

•	regulating unfair trade and claims practices; and

•	establishing reserve requirements and solvency standards.

Regulators also have broad authority to conduct on-site market conduct examinations of our management and operations, marketing and sales, underwriting, customer service, claims handling and licensing. Market conduct examinations can involve direct, on-site contact with a company to identify potential regulatory violations, discuss and correct an identified problem or obtain a better understanding of how the company is operating in the marketplace.

Adverse state regulatory actions could include limiting APIC’s ability to write new policies, limiting APIC’s ability to effect rate increases or to cancel, reduce or non-renew insurance coverage with respect to existing policies, disallowing premium increases or policy coverage amendments APIC seeks, reviewing the adequacy and appropriateness of our insurance products before they can be made available to our members and restricting marketing and sales by our referral sources, contact centers and producers.

State insurance laws and regulations in the United States require APIC to file financial statements with state insurance regulators everywhere it is licensed and its operations and accounts are subject to examination at any time. APIC’s statutorily required financial statements are available to the public. APIC prepares statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these regulators. The National Association of Insurance Commissioners (NAIC) has approved a series of uniform statutory accounting principles (SAP) that have been adopted, in some cases with minor modifications, by all state insurance regulators. As a basis of accounting, SAP was developed to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with assuring an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary state. The values for assets, liabilities and equity reflected in financial statements prepared in accordance with U.S. generally accepted accounting principles are usually different from those reflected in financial statements prepared under SAP.

In Canada, our plan is written by an unaffiliated Canadian-licensed insurer, Omega General Insurance Company (Omega). Under the terms of our agreements with Omega, our subsidiary Trupanion Brokers Ontario acts as a managing general agent under which we write and issue policies on its behalf and our subsidiary APIC acts as a reinsurer whereby APIC, through a fronting and reinsurance agreement with Omega, assumes all of the financial risk associated with our Canadian business. This agreement may be terminated by either party with 180 days written notice until it terminates pursuant to its terms on December 31, 2014, at which time it will automatically renew for successive one-year periods and be terminable by either party with 90 days written notice. Omega’s Canadian insurance operations are supervised and regulated by both the Canadian federal and provincial governments. The federal Office of the Superintendent of Financial Institutions is concerned primarily with the solvency and stability of insurance companies that are registered under federal statutes. Financial supervision by provincial superintendents of insurance is limited mainly to insurers operating under provincial charters; however, provincial authorities predominate in the supervision of the terms and conditions of insurance contracts and the licensing of companies, agents, brokers and adjusters. Omega is a fully licensed insurer in all of the Canadian provinces we do business.

Insurance Holding Company Regulation

APIC is subject to laws governing insurance holding companies in New York, its state of domicile. These laws impact us in a number of ways, including the following:

•	We must file periodic information reports with the NY DFS, including information concerning our capital structure, ownership, financial condition and general business operations.

•	New York regulates certain transactions between APIC and our other affiliated entities, including the fee levels payable by APIC to affiliates that provide services to APIC.

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New York law restricts the ability of any one person to acquire certain levels of our voting securities without prior regulatory approval. State insurance holding company regulations generally provide that no person, corporation or other entity may acquire control of an insurance company, or a controlling interest in any parent company of an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired “control” of the company. To obtain approval of any change in control, the proposed acquirer must file with the applicable insurance regulator an application disclosing, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. In considering an application to acquire control of an insurer, the insurance commissioner generally will consider such factors as the experience, competence and financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management and operation of the insurer and any anti-competitive results that may arise from the acquisition.

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New York law restricts the ability of APIC to pay dividends to its holding company parent. These restrictions are based in part on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. In general, dividends in larger amounts, or extraordinary dividends, are subject to approval by NY DFS. An extraordinary dividend or distribution is defined as a dividend or distribution that, in the aggregate in any 12-month period exceeds the lesser of (1) 10% of policyholder’s surplus as of the preceding December 31 or (2) the insurer’s adjusted net investment income for such 12-month period ended the preceding December 31, not including realized capital gains.

In December 2010, the NAIC adopted significant changes to the insurance holding company act and regulations (the NAIC Amendments). The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement to file annually an “enterprise risk” report. “Enterprise risk” is defined as any activity, circumstance, event or series of events involving one or more affiliates of an insurer that, if not remedied promptly, is likely to have a material adverse effect on the financial condition or the liquidity of the insurer or its insurance holding company system as a whole. The NAIC Amendments impose more extensive informational requirements on the insurance holding company system to mitigate enterprise risk, including requiring it to prepare an annual enterprise risk report that identifies the material risks within the insurance company holding system that could pose enterprise risk to the licensed insurer. New York adopted its version of the NAIC Amendments with certain amendments currently in effect and certain amendments, including those related to enterprise risk that took effect in October 2013. We cannot predict whether the NAIC Amendments will be adopted in whole or in part by other states or the impact, if any, these changes will have on our business, operating results and financial condition.

Financial Regulation of Insurers

Risk-Based Capital Requirements

The NAIC has adopted risk-based capital requirements for life, health and property and casualty insurance companies. The requirements provide a method for analyzing the minimum amount of adjusted capital (statutory capital and surplus plus other adjustments) appropriate for an insurance company to support its overall business operations, taking into account the risk characteristics of the company’s assets, liabilities and certain other items. As of December 31, 2013, we were required to maintain $16.8 million of risk-based capital to be at or above 200% of the authorized control level. The NY DFS may increase this level in the future, and we anticipate that we will need to maintain greater amounts of risk-based capital if our pet enrollment grows. State insurance regulators use the risk-based capital requirements as an early warning tool to identify possibly inadequately capitalized insurers. An insurance company found to have insufficient statutory capital based on its risk-based capital ratio may be subject to varying levels of additional regulatory oversight depending on the level of capital inadequacy. Risk-based capital requirements reduce the amount of risk a company can take. Risk-based capital requirements generally obligate a company with a higher amount of risk to hold a higher amount of capital relative to the premiums written. Risk-based capital provides a cushion to a company against insolvency if it fails to adequately price its insurance products and the sum of losses and expenses is greater than the premium. Risk-based capital is intended to be a minimum regulatory capital standard and not necessarily the full amount of capital that an insurer would ideally want to hold to meet its financial obligations. The risk-based capital formulas are designed to require insurers that are growing premiums quickly to hold more capital; as a result, growth of our business may increase significantly the amount we are required to retain as risk-based capital.

As of December 31, 2013, APIC’s statutory capital satisfied all regulatory required levels established by the NY DFS’s risk-based capital requirements.

NAIC Insurance Regulatory Information Systems Ratios

The NAIC has developed a set of financial relationships or tests known as the Insurance Regulatory Information System, or IRIS, to assist state regulators in monitoring the financial condition of U.S. insurance companies and identifying companies requiring special attention or action. IRIS consists of a statistical phase and an analytical phase whereby financial examiners review insurers’ annual statements and financial ratios. The statistical phase consists of 12 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has a “usual range” of results. For IRIS ratio purposes, APIC submits data annually to state insurance regulators who then analyze our data using prescribed financial data ratios. A ratio falling outside the prescribed “usual range” is not considered a failing result. Rather, unusual values are viewed as part of the regulatory early monitoring system. In many cases, it is not unusual for financially sound companies to have one or more ratios that fall outside the usual range. As of December 31, 2013, APIC had three such ratios outside the usual range, relating to net premiums written to policyholder surplus, change in net premiums written and investment yield.

Regulators may investigate or monitor an insurance company if its IRIS ratios fall outside the prescribed usual range. The inquiries made by state insurance regulators into an insurance company’s IRIS ratios can take various forms. In some instances, regulators may require the insurance company to provide a written explanation as to the causes of the particular ratios being outside the usual range, management’s actions to produce results that will be within the usual range in future years and what, if any, actions the insurance company’s domiciliary state insurance regulators have taken. Regulators are not required to take action if an IRIS ratio is outside the usual range, but, depending on the nature and scope of the particular insurance company’s exception, regulators may request additional information to monitor going forward and, as a consequence, may take additional regulatory action.

Insurance Guaranty Associations, Residual Markets, Wind Pools and State-specific Reinsurance Mechanisms

Most jurisdictions in which we operate have laws or regulations that require insurance companies doing business in the state to participate in various types of guaranty associations or other similar arrangements designed to protect policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on the basis of the member insurer’s proportionate share of the business in the relevant jurisdiction in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years.

Some states in which APIC operates have residual markets, wind pools or state reinsurance mechanisms. The general intent behind these is to provide coverage to individuals and businesses that cannot find coverage in the private marketplace. The intent of state-specific reinsurance mechanisms generally is to stabilize the cost of, and ensure access to, reinsurance for admitted insurers writing business in the state. Historically, APIC has had minimal financial exposure to guaranty associations, residual markets, wind pools and state-specific reinsurance mechanisms; however there is no guarantee that these items will continue to be of low financial impact to APIC.

Licensing of Producers and Other Entities

Insurance agencies, producers, third-party administrators, claims adjusters, service providers and administrators are subject to licensing requirements and regulation by insurance regulators in various jurisdictions in which they conduct business. If any of our subsidiaries, referral sources, contact centers or service providers engage in these functions, they will be subject to licensing requirements and regulation by insurance regulators in various jurisdictions. If a subsidiary, referral source, contact center or service provider does not comply with licensing requirements and regulation by any insurance regulator, such insurance regulator could penalize such entity, including restricting certain activity of such entity.

Federal Initiatives

The U.S. federal government generally does not directly regulate the insurance business. From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been, or are at present being, considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. The NAIC has undertaken a Solvency Modernization Initiative focused on updating the U.S. insurance solvency regulation framework, including capital requirements, governance and risk management, group supervision, accounting and financial reporting and reinsurance. The NAIC Amendments are a result of these efforts. Additional requirements are also expected. For example, the NAIC has adopted the Risk Management and Own Risk and Solvency Assessment (ORSA) Model Act, which when adopted by the states will require insurers to perform an ORSA and, upon request of a state, file an ORSA Summary Report with the state. The ORSA Summary Report will be required in 2014, subject to the various dates of adoption by states, and will describe our process for assessing our own solvency.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) established a Federal Insurance Office within the U.S. Department of the Treasury. The Federal Insurance Office initially is charged with monitoring all aspects of the insurance industry (other than health insurance, certain long-term care insurance and crop insurance), gathering data and conducting a study on methods to modernize and improve the insurance regulatory system in the United States. It is not possible to predict whether, in what form or in what jurisdictions any of these proposals might be adopted, or the effect federal involvement in insurance will have, if any, on us.

Privacy and Data Collection Regulation

There are numerous federal, state and foreign laws regarding privacy and the protection of member data. The regulatory environment in this area for online businesses is very unsettled in the United States and internationally and new legislation is frequently being proposed and enacted.

In the area of information security and data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as the Massachusetts Data Breach Notification Law, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. In addition, our operations subject us to certain payment card association operating rules, certification requirements and rules, including the Payment Card Industry Data Security Standard, a security standard with which companies that collect, store or transmit certain data regarding credit and debit cards, credit and debit card holders and credit and debit card transactions are required to comply.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology or data to develop products that may compete with our offerings. Policing unauthorized use of our technology or data is difficult. The laws of other countries in which we market our medical plan may offer little or no effective protection of our proprietary technology. Our competitors could also independently develop technologies equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products incorporating those technologies.

Companies in our industry and in other industries may own a large number of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. From time to time, we face, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Legal Proceedings

California Department of Insurance

In 2011, APIC received an inquiry from the California Department of Insurance (CDOI) alleging APIC’s trial insurance policies are issued in violation of California law. We have disputed this assertion. In January 2013, APIC responded to a CDOI request submitting certain additional information to CDOI. In June 2013, APIC further corresponded with CDOI reaffirming APIC’s position denying such allegations. CDOI recently sent a draft notice of non-compliance regarding the matter, stating that the notice will be filed if APIC and CDOI cannot resolve the issue. APIC is currently discussing the matter with CDOI. To the extent the parties are not able to resolve the matter and a notice of non-compliance is filed, APIC would have the opportunity to request a hearing to contest such notice.

Washington State Office of Insurance Commissioner

We received an inquiry from the Washington State Office of Insurance Commissioner (OIC) in December 2012 concerning whether one of our subsidiaries, Trupanion Managers USA, Inc., was properly licensed, and whether its employees were also properly licensed under Washington law. We responded in January 2013 confirming that our subsidiary is in fact licensed, and that its employees are not required to be licensed under Washington law. In October 2013, OIC sent further correspondence to another of our subsidiaries, APIC, alleging certain violations of Washington law relating to producer licensing and appointments. The matter is currently pending further input from the OIC.

We cannot predict the ultimate outcome of the above-mentioned proceedings and claims, and we are unable to estimate any potential liability we may incur.

In addition to the matters described above, from time to time we may be subject to various legal proceedings and claims in the ordinary course of business activities, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights; employment claims; and general contract or other claims. We may, from time to time, also be subject to various other legal or government claims, disputes or investigations.

MANAGEMENT

Executive Officers, Other Executive Management and Directors

Our executive officers, other executive management and directors, and their respective ages and positions as of March 1, 2014, are as follows:

NAME	AGE	POSITION
Executive Officers
Darryl Rawlings	44	Chief Executive Officer, President and Director
Michael Banks	54	Chief Financial Officer
Howard Rubin	61	Chief Operating Officer and Director
Other Executive Management
Alison Andrew	41	Chief Marketing Officer
Asher Bearman	36	General Counsel and Secretary
Andrew Bren	49	Vice President of Actuarial Services
Denise Connors	39	Vice President of Customer Service
Tim Graff	52	President of American Pet Insurance Company
Kerri Marshall	54	Chief Veterinary Officer
Ian Moffat	37	Vice President of Operations
Darin Nelson	48	Senior Vice President
Tricia Plouf	35	Controller
Craig Susen	38	Chief Technology Officer
Erich Wuhrman	41	Vice President of Human Resources
Non-Employee Directors
Murray Low (1)(2)	61	Chairman of the Board of Directors
Peter R. Beaumont	65	Director
Darrell Cavens (2)	41	Director
Michael Doak	38	Director
Dan Levitan (1)(2)	56	Director
H. Hays Lindsley (1)(3)	55	Director
Glenn Novotny (3)	67	Director
Edward Philip (3)	48	Director

(1)	Member of our compensation committee.
(2)	Member of our nominating and corporate governance committee.
(3)	Member of our audit committee.

Executive Officers

Darryl Rawlings is our founder and has served as our Chief Executive Officer and President and as a member of our board of directors since January 2000. Previously, Mr. Rawlings was a founder of the Canadian Cigar Company. Mr. Rawlings holds a Diploma of Marketing Management from the British Columbia Institute of Technology. Mr. Rawlings was chosen to serve on our board of directors based on his experience founding high-growth companies and his experience and familiarity with our business as its Chief Executive Officer since inception.

Michael Banks has served as our Chief Financial Officer since June 2012. Previously, Mr. Banks served as the Chief Financial Officer at Penn Millers Holding Corporation, a provider of property casualty insurance, from August 2002 to May 2012. Prior to that, Mr. Banks served as the Vice President, Treasurer and Comptroller at Atlantic Mutual Insurance Company, Inc. and as the Vice President and Assistant Controller at AMBAC Indemnity Corporation. Mr. Banks holds a B.S. from the University of Delaware.

Howard Rubin has served as our Chief Operating Officer since October 2009 and as a member of our board of directors since March 2010. Mr. Rubin also served as our Secretary from July 2012 to August 2013. Mr. Rubin founded and served as the Chief Executive Officer at BrightHeart Veterinary Centers, a company operating specialty and emergency veterinary hospitals, from November 2007 to October 2009 and as the Chief Executive Officer of the National Commission on Veterinary Economic Issues, a non-profit association supporting the animal health and veterinary industry, from January 2001 to October 2007. Previously, he served as the Chief Executive Officer of Cardiopet, Inc. and as a Divisional Vice President of IDEXX Laboratories, Inc. Mr. Rubin also founded the Veterinary Referral Centre, a comprehensive, multi-specialty veterinary hospital. Mr. Rubin holds an M.B.A. from Washington University in St. Louis’ Olin Business School and a B.A. from Ohio Wesleyan University. Mr. Rubin was chosen to serve on our board of directors based on his extensive experience in the veterinary care and animal health industries.

Other Executive Management

Alison Andrew has served as our Chief Marketing Officer since February 2014 and previously served as our Vice President of Marketing from October 2012 to February 2014. Previously, Ms. Andrew served as the Head of Marketing of Allianz Insurance plc, a global insurance and financial services company, from July 2007 to July 2011. Prior to that, Ms. Andrew served as the Account Director at RSM Ltd., a provider of marketing and public relations solutions. Ms. Andrew holds a B.A. from Heriot-Watt University.

Asher Bearman has served as our General Counsel and Secretary since September 2013. Previously, Mr. Bearman was an attorney at DLA Piper LLP (US), a law firm, from August 2006 to September 2013. Before that, Mr. Bearman was an attorney at Pearson Merriam, PC and, prior to that, at Dorsey & Whitney LLP. Mr. Bearman has served as a member of the board of directors of Seattle Humane Society, a nonprofit animal welfare organization, since July 2011. Mr. Bearman holds an L.L.M. from New York University’s School of Law, and a J.D. and a B.A. from the University of Washington.

Andrew Bren has served as our Vice President of Actuarial Services since August 2010. Previously, Mr. Bren served as the Director of Pricing at UnitedHealthcare Group, a hospital and medical service plans company, from September 2007 to August 2010. Prior to that, Mr. Bren served as an Actual Consultant at Milliman, Inc., a provider of actuarial and related products and services, from September 2007 to August 2010. Mr. Bren holds an M.S. from Temple University and a B.S. from North Dakota State University.

Denise Connors has served as our Vice President of Customer Service since July 2013. Ms. Connors initially joined us as Manager of Customer Care in December 2009. Previously, Ms. Connors was a Vice President of Customer Care at Washington Mutual, a banking institution, from January 2001 to October 2009. Ms. Connors holds an A.A. from North Seattle Community College.

Tim Graff has served as the President of American Pet Insurance Company (APIC), our insurance company subsidiary, since October 2012. Previously, Mr. Graff served as Senior Vice President at QBE North America, a division of the QBE Insurance Group Ltd., an insurance company, from March 2011 to May 2012. Prior to that, Mr. Graff served in various leadership roles, including most recently as Senior Vice President, at U.S. subsidiaries of RenaissanceRe Holdings Ltd., a global catastrophe reinsurer, from December 2003 to March 2011.

Kerri Marshall has served as our Chief Veterinary Officer since January 2013 and as our Executive Vice President of Customer Experience from June 2011 to December 2012. Dr. Marshall has also been a co-founder of Nanoport Technologies, a technology firm focusing on LED lighting solutions and standards, since April 2007. Previously, Dr. Marshall served as the President of the Association for Veterinary Informatics, an organization that develops and promotes standards in veterinary information management, from July 2010 to August 2012. Prior to that, Dr. Marshall served as the Vice Chairman of the board of directors of Banfield Charitable Trust, a charitable trust supporting veterinary care assistance, from January 2009 to June 2011. Dr. Marshall has also served in various leadership roles at Banfield Pet Hospital, also known as Medical Management International, Inc., which was acquired by Mars, Inc. in 2007. Dr. Marshall holds an M.B.A. from the University of Oregon, and a D.V.M. and a B.S. from Washington State University.

Ian Moffat has served as our Vice President of Operations since October 2012. Previously, Mr. Moffat served as the Operations Manager and in various other roles at Allianz Insurance plc from June 1997 to August 2012.

Darin Nelson has served as our Senior Vice President since October 2012. From August 1991 to October 2012, Mr. Nelson served in various leadership roles at VCA Antech, Inc., an animal and health services company, where he most recently served as the Senior Vice President of Development.

Tricia Plouf has served as our Controller since October 2012. Previously, Ms. Plouf served as the SEC Reporting and Compliance Manager at Concur Technologies, Inc., a provider of integrated travel and expense management solutions, from July 2011 to October 2012. Prior to that, Ms. Plouf served in various roles at KPMG, an accounting firm, from September 2005 to July 2011, and most recently served as Audit Manager from July 2010 to July 2011. Ms. Plouf holds a B.A. from Seattle University and a B.S. from the University of Minnesota.

Craig Susen has served as our Chief Technology Officer since September 2013, and previously served as our Acting Chief Technology Officer from March 2013 to September 2013 and as Architect from October 2012 to March 2013. Mr. Susen also served as an Architect at Hitachi Consulting, a global business and IT consulting company of Hitachi, Ltd., from December 2007 to October 2012. Mr. Susen holds a B.S. from the University of Hawaii at Manoa.

Erich Wuhrman has served as our Vice President of Human Resources since July 2010. Previously, Mr. Wuhrman served as the Director of Recruiting at iMatch, Inc., a provider of recruiting services, from September 2009 to June 2010. He served as the Vice President of Recruiting at a Place for Mom, Inc., a senior healthcare referral service company, from August 2007 to September 2008. Mr. Wuhrman has also served as a director of recruiting for Market Leader Inc., a provider of marketing solutions for real estate professionals, from September 2003 to September 2007.

Non-Employee Directors

Murray Low is currently the Chairman of our board of directors and has served as a member of our board of directors since April 2006. In addition, Dr. Low served in various management positions at our company, including as Secretary and Treasurer from April 2006 to June 2006 and as Assistant Secretary and Assistant Treasurer from June 2006 to March 2012. Dr. Low has also been a professor at Columbia Business School since 1990 and the Director of Entrepreneurship Education since September 2013. He has served as the founder and Director of the Eugene M. Lang Center for Entrepreneurship at Columbia Business School since September 2013. Since 1997, Dr. Low has also served as President of Low & Associates. Dr. Low holds a Ph.D. from the University of Pennsylvania, and an M.B.A. and a B.A. from Simon Fraser University. Dr. Low was chosen to serve on our board of directors due to his expertise in the areas of entrepreneurship and strategic management and his deep knowledge of our business as a member of our board of directors since inception.

Peter R. Beaumont has served as a member of our board of directors since March 2010. Dr. Beaumont has also served as the Chairman of our Veterinary Advisory Board and Panel of Independent Third Party Veterinarians since July 2007 and as a director of APIC since May 2007. In addition, he has served as the Chairman of Medi-productions SAS, a veterinary media company, since July 2013, and as a principal of companies affiliated with Yorkshire Homes, Inc., a real property management company, since April 2006. Previously, he was a practicing veterinarian and veterinary practice owner for 25 years. He is a member of the Royal College of Veterinary Surgeons and the Association of Corporate Directors. Dr. Beaumont received an M.B.A. from New York University’s Stern Business School and earned an M.R.C.V.S. and a B.V.M. S. from the University of Edinburgh, Scotland. Dr. Beaumont was chosen to serve on our board of directors based on his significant experience as a board member of several veterinary organizations and pet services companies, his deep understanding of our industry as a practicing veterinarian and his continuing involvement in various aspects of the veterinary profession.

Darrell Cavens has served as a member of our board of directors since February 2013. Mr. Cavens is a co-founder and has served as President, Chief Executive Officer and a member of the board of directors of zulily, inc., an e-commerce company, since October 2009. Previously, Mr. Cavens served as the director of BizTalk Server and SQL Server at Microsoft Corporation, a software company, from July 2008 to October 2009. Prior to that, Mr. Cavens held various positions at Blue Nile, Inc. from 1999 to 2008, most recently serving as Senior Vice President of Marketing and Technology. Mr. Cavens has also served as a staff engineer within the Advanced Development team at Starwave Corp., a software and website company that merged with InfoSeek Corporation, an Internet search and navigation company, and was later acquired by The Walt Disney Company, a worldwide entertainment company. Mr. Cavens attended the University of Victoria in Canada from 1990 to 1994. Mr. Cavens was chosen to serve on our board of directors based upon his experience founding high-growth technology companies and his significant experience operating online sales companies.

Michael Doak has served as a member of our board of directors since February 2014. Mr. Doak has served in various leadership roles at entities affiliated with RenaissanceRe Holdings Ltd., a global provider of reinsurance and insurance services, most recently as Senior Vice President of RenaissanceRe Ventures Ltd. and Renaissance Underwriting Managers, Ltd., and as a Director of DaVinci Reinsurance Ltd. since June 2010. Prior to that, he served as an investment banker in the Financial Institutions Group at Morgan Stanley & Co. LLC, an investment bank, from September 2005 to May 2010. Mr. Doak holds a J.D. from the University of Pennsylvania Law School and a B.A. from the University of Virginia. Mr. Doak was chosen to serve on our board of directors based upon his experience advising insurance and high-growth companies and his financial and investment expertise.

Dan Levitan has served as a member of our board of directors since April 2007. In 1998, Mr. Levitan co-founded Maveron LLC, a venture capital firm that invests in consumer companies. From 1983 to 1997, Mr. Levitan was employed by Wertheim Schroder & Co., an investment banking firm acquired by Salomon Smith Barney Inc. in 2000, most recently serving as a managing director. Mr. Levitan also currently serves on the boards of directors of Potbelly Corp., a national quick-service restaurant chain, zulily, inc., various private consumer companies and two non-profit organizations. In addition, Mr. Levitan is also on the advisory board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and the board of trustees of Seattle Children’s Hospital Foundation. Mr. Levitan holds an M.B.A. from Harvard Business School and an A.B. from Duke University. Mr. Levitan was chosen to serve on our board of directors due to his extensive experience with a wide range of consumer companies and the venture capital industry and his financial expertise.

H. Hays Lindsley has served as a member of our board of directors since February 2013. Mr. Lindsley currently oversees private investments at Petrus Asset Management Company, an investment firm, where he has served in various roles relating to private investments since 1994. Mr. Lindsley has also served as Chairman and Chief Executive Officer of Higginbotham Bartlett of New Mexico, a lumber company since September 2009. Previously, Mr. Lindsley served in various roles at Hillwood Development Company, LLC, a real estate development company, and was a tax lawyer at Jenkens & Gilchrist, LLP. Mr. Lindsley holds a J.D. and an M.B.A. from the University of Texas at Austin and a B.S. from Vanderbilt University. Mr. Lindsley was chosen to serve on our board of directors based on his extensive experience in business investments.

Glenn Novotny has served as a member of our board of directors since February 2013. Mr. Novotny has been an Operating Partner Telegraph Hill Partners, a private equity firm investing in life science and healthcare companies, since February 2008. Previously, Mr. Novotny held key management positions, including most recently, Chief Executive Officer, and served as a member of the board of directors at Central Garden & Pet Company, a lawn and garden and pet supplies company. Prior to that, he served in a number of operating, strategic planning, sales and executive management roles with Weyerhaeuser Company. Mr. Novotny also serves on the board of directors of several private companies. Mr. Novotny completed the Executive Management

Program at the Harvard Business School Program and holds a B.A. from Chadron State College. Mr. Novotny was chosen to serve on our board of directors based upon his significant experience in operations of high-growth companies and his extensive experience serving on various boards of directors.

Edward Philip has served as a member of our board of directors since October 2011. Mr. Philip has served as Chief Operating Officer at Partners in Health, a nonprofit corporation, since January 2013, and as a director of Partners in Health since September 2006. Mr. Philip is currently Special Partner of the Highland Consumer Fund, an investment fund focusing on consumer-facing businesses, where he was a Managing General Partner from September 2006 to December 2012. Prior to joining Highland Consumer Fund, he was a co-founder of Decision Matrix Group. Previously, Mr. Philip was one of the founding members of Lycos, Inc., serving at various times as President, Chief Operating Officer and Chief Financial Officer. He also serves on the board of directors of Hasbro, Inc. and Bombardier Recreational Products, Inc. Mr. Philip holds an M.B.A. from Harvard Business School and a B.S. from Vanderbilt University. Mr. Philip was chosen to serve on our board of directors based on his experience as an entrepreneur, operating executive and investor in many consumer product and service businesses.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of conduct will be posted on the investor relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of ten members. Seven of our directors are independent within the meaning of the independent director guidelines of the New York Stock Exchange. Our current certificate of incorporation and shareholders agreement among us and certain of our investors provide for (i) one director to be designated by Darryl Rawlings for so long as Mr. Rawlings, together with his affiliates, holds at least 20% of the shares that were held by him on the effective date of the shareholders agreement; (ii) six directors to be designated by holders of a majority of our Series A and Series B convertible preferred stock, voting together as a single class; (iii) one director to be designated by Highland Consumer Fund I Limited Partnership; (iv) one director to be the then-current Chief Executive Officer for so long as he or she holds such position; and (v) one director to be the then-current Chief Operating Officer for so long as he or she holds such position. Dr. Low is the designee of Mr. Rawlings; Dr. Beaumont and Messrs. Doak, Levitan, Novotny, Lindsley and Cavens are the designees of holders of a majority of our Series A and Series B convertible preferred stock, voting together as a single class; and Mr. Philip is the designee of Highland Consumer Fund I Limited Partnership. Mr. Rawlings serves as the director who is our current Chief Executive Officer, and Mr. Rubin serves as the director who is our current Chief Operating Officer.

The shareholders agreement and the provisions of our certificate of incorporation by which all of our current directors were elected will terminate upon, and no contractual obligations regarding the election of our directors will remain following, the completion of this offering. Each of our current directors will continue to serve until the election and qualification of his successor, or his earlier death, resignation or removal.

Classified Board of Directors

Upon the completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. , and , and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be Messrs. , and , and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be Messrs. , , and , and their terms will expire at the annual meeting of stockholders to be held in 2017.

Each director’s term will continue until the election and qualification of his successor, or his earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws, as we expect them to be in effect upon the completion of this offering, will authorize only our board of directors to fill director vacancies. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Director Independence

In connection with this offering, we intend to apply to list our common stock on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other committee of our board of directors (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 prior to the completion of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Dr. Low and Messrs. Cavens, Doak, Levitan, Lindsley, Novotny and Philip, representing seven of our ten directors, are “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the listing requirements and rules of the New York Stock Exchange. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section entitled “Certain Relationships and Related-Party Transactions.”

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon the completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Our board of directors has established corporate governance guidelines in connection with this offering, which state that when the Chairman and Chief Executive Officer positions are held by the same person, a lead independent director shall be designated. Because Mr. Rawlings is our Chief Executive Officer and Dr. Low is our Chairman, we do not have a lead independent director.

Audit Committee

Our audit committee is comprised of Messrs. Lindsley, Novotny and Philip. Mr. Novotny is the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. Philip is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended. This designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee’s principal functions are to assist our board of directors in its oversight of:

•	our accounting and financial reporting processes, including our financial statement audits and the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications, independence and performance of our independent auditors; and

•	the preparation of the audit committee report to be included in our annual proxy statement.

Compensation Committee

Our compensation committee is comprised of Messrs. Levitan and Lindsley and Dr. Low. Mr. Lindsley is the chairman of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Each member of this committee is also an outside director, within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. Our compensation committee’s principal functions are to assist our board of directors with respect to compensation matters, including:

•	evaluating, recommending, approving and reviewing executive officer and director compensation arrangements, plans, policies and programs;

•	administering our cash-based and equity-based compensation plans; and

•	making recommendations to our board of directors regarding any other board of director responsibilities relating to executive compensation.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Messrs. Cavens and Levitan and Dr. Low. Mr. Cavens is the chairman of our nominating and governance committee. Our nominating and governance committee’s principal functions include, among other things:

•	identifying, considering and recommending candidates for membership on our board of directors;

•	developing and recommending our corporate governance guidelines and policies;

•	overseeing the process of evaluating the performance of our board of directors; and

•	advising our board of directors on other corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the fiscal year ended December 31, 2013.

Non-Employee Director Compensation

The non-employee members of our board of directors who are not affiliated with our significant stockholders generally receive a stock option award upon commencement of their service as a director. The following table presents the total compensation for each person who served as a non-employee member of our board of directors in the year ended December 31, 2013. Other than as set forth in the table, in the year ended December 31, 2013, we did not pay any fees to, reimburse any expenses of, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors. Messrs. Rawlings and Rubin, who are our Chief Executive Officer and Chief Operating Officer, respectively, received no compensation for their service as directors.

NAME (1)	OPTION AWARDS (2)		STOCK AWARDS (2)		ALL OTHER COMPENSATION		TOTAL
Peter R. Beaumont	$—		$7,788	(3)	$78,095	(4)	$85,883
Murray Low	106,313	(5)	—		—		106,313

(1)

Darrell Cavens, Dan Levitan, H. Hays Lindsley, Glenn Novotny and Edward Philip also served as non-employee members of our board of directors in 2013. None of these directors were paid any compensation during 2013, nor did they hold any outstanding options to purchase shares of our common stock as of December 31, 2013, except for Mr. Novotny, who held options to purchase 50,000 shares of common stock at an exercise price of $1.04 per share.

(2)

The amounts reported in these columns represent the aggregate grant date fair value of the stock options and restricted stock granted to our directors during the year ended December 31, 2013, as computed in accordance with Accounting Standards Codification Topic 718. The assumptions used in calculating the aggregate grant date fair value of the stock options and restricted stock reported in this column are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and the restricted stock, and do not correspond to the actual economic value that may be received by our directors from the stock options and restricted stock shares.

(3)

On February 4, 2013, our board of directors granted Dr. Beaumont 1,923 shares of common stock in connection with his services rendered as a member of our veterinary advisory board. As of December 31, 2013, Dr. Beaumont held options outstanding to purchase 56,303 shares of common stock at an exercise price of $1.04 per share.

(4)	Represents compensation paid to Dr. Beaumont for consulting services and the reimbursement of related expenses.

(5)

On February 4, 2013, our board of directors granted Dr. Low options to purchase 26,250 shares of common stock at an exercise price of $4.05 per share, of which Dr. Low exercised 17,500 shares in December 2013. As of December 31, 2013, Dr. Low held options outstanding to purchase 8,750 shares of common stock at an exercise price of $4.05 per share.

Following the completion of this offering, we intend to adopt a policy regarding the compensation of our non-employee directors.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to our senior executive officers during the fiscal year ended December 31, 2013. These executive officers, who include our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of the end of the fiscal year ended December 31, 2013, were:

•	Darryl Rawlings, Chief Executive Officer;

•	Michael Banks, Chief Financial Officer; and

•	Howard Rubin, Chief Operating Officer.

We refer to these individuals in this section as our “named executive officers.”

2013 Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by and paid to our named executive officers during the fiscal year ended December 31, 2013.

NAME AND PRINCIPAL POSITION	SALARY	OPTION AWARDS (1)	STOCK AWARDS (1)	NON-EQUITY INCENTIVE COMPENSATION	TOTAL
Darryl Rawlings, Chief Executive Officer	$320,960	—	$3,345,020	$203,119	$3,869,099

Michael Banks, Chief Financial Officer	$250,723	$260,286	—	$87,520	$598,529

Howard Rubin, Chief Operating Officer	$300,722	—	—	$147,393	$448,115

(1)

The amounts reported in this column represent the aggregate grant date fair value of the stock options and restricted stock granted to our named executive officers during the year ended December 31, 2013, as computed in accordance with Accounting Standards Codification Topic 718. The assumptions used in calculating the aggregate grant date fair value of the stock options and restricted stock reported in this column are set forth in Note 11 to our consolidated financial statements included in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and restricted stock, and do not correspond to the actual economic value that may be received by our named executive officers from the stock options and restricted stock.

2013 Non-Equity Incentive Plan Awards

Annual bonuses for our executive officers are based on the achievement of quarterly corporate performance objectives, which in 2013 included net new pet enrollment, profitability measures, cashflow, member retention rates, development and execution of Trupanion Express and veterinarian and Territory Partner satisfaction. The annual bonuses awarded to Messrs. Banks and Rubin are also based on individual performance objectives. In February 2014, based on the achievement of these quarterly corporate performance and individual objectives, our Chief Executive Officer, except with respect to his own compensation, and our compensation committee determined that approximately 70% of each executive officer’s target bonus should be awarded. For 2013, Messrs. Rawlings, Banks and Rubin had target bonuses equal to 100%, 50% and 67% of their annual base salaries. Accordingly, Messrs. Rawlings, Banks and Rubin were awarded the annual bonuses reflected in the table above.

2013 Equity Awards

In August 2013, our board of directors, in its discretion, granted Mr. Rawlings a restricted stock award of 701,262 shares of our common stock and Mr. Banks an option to purchase 100,000 shares of our common stock with an exercise price of $4.77 per share, each for services performed during 2013. Subject to the completion of this offering, approximately 17% of Mr. Rawlings’ restricted stock will vest on August 2, 2014 and approximately 17% will vest annually thereafter. Mr. Banks’ stock option will vest with respect to 25% of the underlying shares on June 28, 2014 and approximately 2% monthly thereafter.

2013 Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of our named executive officers, information regarding outstanding stock options and other equity awards held as of December 31, 2013.

	OPTION AWARDS						STOCK AWARDS
NAME	GRANT DATE (1)		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(2)
Darryl Rawlings	12/4/2008	(3)	544,592	—	$0.90	12/4/2018
	9/23/2011	(4)	174,194	135,485	$1.04	9/23/2021
	8/2/2013	(5)					701,262
Michael Banks	6/21/2012	(6)	75,000	125,000	$4.05	6/21/2022
	8/2/2013	(7)	—	100,000	$4.77	8/2/2023
Howard Rubin	3/16/2010	(8)	472,847	315,232	$1.04	3/16/2020

(1)	All of the outstanding equity awards were granted under our 2007 Equity Compensation Plan.
(2)	The market price for our common stock is based on the assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover page of this prospectus.
(3)	Twenty-five percent of the shares underlying this option vested on April 25, 2008 and approximately 2% vested monthly thereafter.
(4)	Twenty-five percent of the shares underlying this option vested on September 23, 2012 and approximately 2% vests monthly thereafter.
(5)	Subject to the completion of this offering, approximately 17% of these restricted shares vests on August 2, 2014 and approximately 17% vests annually thereafter.
(6)	Twenty-five percent of the shares underlying this option vested on June 13, 2013 and approximately 2% vests monthly thereafter.
(7)	Twenty-five percent of the shares underlying this option vests on June 28, 2014 and approximately 2% vests monthly thereafter.
(8)	Twenty percent of the shares underlying this option vested on February 1, 2011 and 20% vests annually thereafter. Upon the completion of this offering, all of these options will automatically vest.

Employment Agreements

We intend to enter into new employment agreements with each of our named executive officers in connection with this offering. We expect that each of these agreements will provide for at-will employment and include our named executive officers’ base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation. Each of our executive officers has also executed our standard form of confidential information and invention assignment agreement.

Potential Payments and Benefits Upon Termination or Change in Control

Prior to the completion of this offering, we intend to adopt a severance and change in control policy that will provide benefits to each of our named executive officers upon their termination in certain circumstances or a change in control of our company.

Employee Benefit and Incentive Plans

2007 Equity Compensation Plan

Our board of directors and stockholders adopted our 2007 Equity Compensation Plan (2007 Plan) in December 2008. The 2007 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Internal Revenue Code of 1986, as amended (Code), and nonstatutory stock options, as well as for the issuance of shares of restricted stock and stock bonuses and the award of restricted stock units. We may grant incentive stock options only to our employees. We may grant nonstatutory stock options, restricted stock, stock bonuses and restricted stock units to our employees, directors and consultants. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to stockholders who, at the time of grant, own stock representing more than 10% of the voting power of all classes of our stock, must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2007 Plan is ten years, except that the maximum permitted term of incentive stock options granted to stockholders who, at the time of grant, own stock representing more than 10% of the voting power of all classes of our stock, is five years. In the event of our merger or consolidation, the 2007 Plan provides that, unless the applicable award agreement provides otherwise, if awards are not assumed or substituted in connection with the merger or consolidation, then the vesting and exercisability of such awards will accelerate in full, followed by termination of any unexercised awards.

As of December 31, 2013, we had reserved 7,376,362 shares of our common stock for issuance under our 2007 Plan, of which 893,408 were unissued and remained available for future grant. We will cease issuing awards under the 2007 Plan upon the implementation of our 2014 Equity Incentive Plan (2014 Plan). Our 2014 Plan will become effective on the date immediately prior to the date of this prospectus. As a result, we will not grant any additional options under the 2007 Plan following that date, and the 2007 Plan will terminate at that time. The outstanding options and restricted stock granted under the 2007 Plan will, however, remain outstanding, subject to the terms of the 2007 Plan and stock option and restricted stock agreements, until such outstanding options are exercised or shares of restricted stock are vested or until the awards terminate or expire by their terms. Options and restricted stock granted under the 2007 Plan have similar terms to those described below with respect to such awards to be granted under our 2014 Plan.

2014 Equity Incentive Plan

We expect our board of directors to adopt our 2014 Plan, which will become effective on the date immediately prior to the date of this prospectus and will serve as the successor to our 2007 Plan. We initially reserved              shares of our common stock to be issued under our 2014 Plan. The number of shares reserved for issuance under our 2014 Plan will increase automatically on January 1 of each of the first nine calendar years through 2024 by the number of shares equal to             % of the total outstanding shares of our common stock as of the immediately preceding December 31 of such year (rounded to the nearest whole share). Our board of directors or compensation committee may, however, reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2014 Plan:

•	shares subject to options granted under our 2014 Plan that cease to be subject to the option for any reason other than exercise of the option;

•	shares subject to awards granted under our 2014 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2014 Plan that otherwise terminate without shares being issued;

•	shares surrendered, canceled, or exchanged for cash or the same type of award or a different award (or combination thereof);

•	shares reserved but not issued or subject to outstanding awards under our 2007 Plan on the date of this prospectus;

•

shares issuable upon the exercise of options or subject to other awards under our 2007 Plan prior to the date of this prospectus that cease to be subject to such options or other awards by forfeiture or otherwise after the date of this prospectus;

•	shares issued under our 2007 Plan that are forfeited or repurchased by us after the date of this prospectus; and

•	shares subject to awards under our 2007 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Our 2014 Plan authorizes the award of stock options, restricted stock awards (RSAs), stock appreciation rights (SARs), restricted stock units (RSUs), performance awards and stock bonuses. No person will be eligible to receive more than              shares in any calendar year under our 2014 Plan other than a new employee, who will be eligible to receive no more than              shares under the 2014 Plan in the calendar year in which the employee commences employment. Additionally, no participant may be granted in a calendar year a performance stock award covering more than              shares of our common stock or a performance cash award having a maximum value in excess of $             under our 2014 Plan. Such limitations are designed to help ensure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Our 2014 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To help ensure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period.

Our 2014 Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. Our compensation committee will have the authority to construe and interpret our 2014 Plan, grant awards and make all other determinations necessary or advisable for the administration of our 2014 Plan.

Our 2014 Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the employees, directors, consultants, independent contractors and advisors are natural persons that render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant.

We anticipate that in general, options granted under our 2014 Plan will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2014 Plan is ten years.

An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price (if any) of an RSA will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

SARs provide for a payment, or payments, in cash or shares of our common stock, to the holder based on the difference between the fair market value of our common stock on the date of exercise and the stated exercise price, up to a maximum amount of cash or number of shares. SARs may vest based on time or the achievement of performance conditions.

RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve the performance conditions. If a RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuing the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance and, therefore, may not be issued in exchange for cash.

Subject to the terms of our 2014 Plan, the administrator has the authority to reprice any outstanding option or SAR, cancel and re-grant any outstanding option or SAR in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

In the event there is a specified type of change in our capital structure without receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2014 Plan, the maximum number of shares that can be granted in a calendar year, and the number of shares and exercise price, if applicable, of all outstanding awards under our 2014 Plan.

Awards granted under our 2014 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2014 Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, for a period of 12 months in the case of death or disability, or such shorter or longer period as our compensation committee may provide. Options generally terminate immediately upon termination of employment for cause.

If we are party to a merger or consolidation, outstanding awards, including any vesting provisions, may be assumed, substituted or replaced by the successor company. Outstanding awards that are not assumed, substituted or replaced will accelerate in full and expire upon the merger or consolidation.

Our 2014 Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2014 Plan at any time. If our board of directors amends our 2014 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2014 Employee Stock Purchase Plan

We have adopted a 2014 Employee Stock Purchase Plan (2014 ESPP) in order to enable eligible employees to purchase shares of our common stock at a discount following the completion of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2014 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved              shares of our common stock for issuance under our 2014 ESPP. The number of shares reserved for issuance under our 2014 ESPP will increase automatically on January 1 of each of the first nine calendar years following the first offering date by the number of shares equal to the greater of             % of the total outstanding shares of our common stock as of the immediately preceding December 31 of such year (rounded to the nearest whole share). Our board of directors or compensation committee may, however, reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2014 ESPP will not exceed              shares of our common stock.

Our compensation committee will administer our 2014 ESPP. Our U.S. employees generally are eligible to participate in our 2014 ESPP if they are employed by us for more than 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2014 ESPP, are ineligible to participate in our 2014 ESPP. We may impose additional restrictions on eligibility. Under our 2014 ESPP, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their base cash compensation. We will also have the right to amend or terminate our 2014 ESPP at any time. Our 2014 ESPP will terminate on the tenth anniversary of the last day of the first purchase period, unless earlier terminated by our board of directors or compensation committee.

When the initial purchase period commences, our employees who meet the eligibility requirements for participation in that purchase period will automatically be granted a nontransferable option to purchase shares in that purchase period. For subsequent purchase periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent purchase periods. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first purchase period, each purchase period will be for six months (commencing each              and             ). The first purchase period will begin upon the effective date of this offering and will end on the date determined by our compensation committee.

No participant will have the right to purchase shares of common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than              shares during any one purchase period or such lesser amount determined by our compensation committee. The purchase price for shares of our common stock purchased under our 2014 ESPP will be         % of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, each outstanding right to purchase shares under our 2014 ESPP may be assumed or an equivalent purchase right substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute the outstanding purchase rights, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2014 ESPP will then terminate on the closing of the proposed change in control transaction.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Eligible employees may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation, as we expect it to be in effect upon the completion of this offering, contains provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws, as we expect them to be in effect upon the completion of this offering, will require us to indemnify our directors and officers to the maximum extent permitted by the Delaware General Corporation Law and allow us to indemnify other employees and agents as provided for in the Delaware General Corporation Law. Subject to certain limitations, our restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.

We also entered into indemnification agreements with our directors and executive officers and certain key employees that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors, executive officers and key employees against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. Prior to the completion of this offering, we also intend to obtain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. Such provisions may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Financing Transactions

Series C Convertible Preferred Stock Financing and Tender Offer

In October 2011, we sold an aggregate of 2,185,825 shares of our Series C convertible preferred stock at a purchase price of $4.1609 per share for an aggregate purchase price of approximately $9.1 million. The following table summarizes the Series C convertible preferred stock purchased in October 2011 by members of our board of directors and persons who hold more than 5% of our outstanding capital stock.

NAME OF STOCKHOLDER	SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK	TOTAL PURCHASE PRICE
Entities affiliated with Highland Consumer Fund(1)	1,705,160	$7,095,000
Entities affiliated with Maveron(2)	480,665	2,000,000

(1)

Consists of shares held by Highland Consumer Entrepreneurs Fund I Limited Partnership (Highland Consumer Entrepreneurs), shares held by Highland Consumer Fund I Limited Partnership (Highland Consumer I) and shares held by Highland Consumer Fund I-B Limited Partnership (Highland Consumer IB, and together with Highland Consumer Entrepreneurs and Highland Consumer I, the Highland Consumer Entities). Highland Consumer GP GP LLC (HC LLC) is the general partner of Highland Consumer GP Limited Partnership (HC LP), which is the general partner of the Highland Consumer Entities. Edward Philip, a member of our board of directors, was formerly a Managing General Partner and is currently a Special Partner of the Highland Consumer Fund, which is affiliated with the Highland Consumer Entities.

(2)

Consists of shares held by Maveron Equity Partners III, L.P. (Maveron Equity), shares held by Maveron III Entrepreneurs’ Fund L.P. (Maveron Entrepreneurs) and shares held by MEP Associates III, L.P. (MEP, and together with Maveron Equity and Maveron Entrepreneurs, the Maveron Entities). Maveron General Partners III LLC (Maveron LLC) is the general partner of each of the Maveron Entities. Dan Levitan, a member of our board of directors, is one of the managing members of Maveron LLC and, as such, shares voting and investment power over the shares held by the Maveron Entities.

In November 2011, shortly after closing the first sale of our Series C convertible preferred stock, we launched a tender offer in which we made offers to our existing stockholders to (i) redeem up to 1,445,783 outstanding shares of our common stock, Series A convertible preferred stock and Series B convertible preferred stock at $4.15 per share for up to $6 million in the aggregate and (ii) sell up to 1,659,497 additional shares of our Series C convertible preferred stock, at a purchase price of $4.1609 per share, for a maximum aggregate of $16 million.

Pursuant to redemption agreements we entered into, certain of our executive officers sold shares in the tender offer, including Mr. Low, who sold 25,000 shares of common stock to us for aggregate proceeds of $103,750, and Mr. Rawlings, who sold 252,839 shares of common stock to us for aggregate proceeds of approximately

$1.0 million. An aggregate of 1,218,074 shares were tendered pursuant to the tender offer for an aggregate purchase price of approximately $5.1 million.

Upon closing of the tender offer, we sold an additional 1,659,497 shares of our Series C convertible preferred stock in January 2012 and April 2012 at a purchase price of $4.1609 per share for an aggregate purchase price of approximately $6.9 million. The following table summarizes the Series C convertible preferred stock purchased in January 2012 or April 2012 by members of our board of directors and persons who hold more than 5% of our outstanding capital stock.

NAME OF STOCKHOLDER	SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK	TOTAL PURCHASE PRICE
Entities affiliated with Highland Consumer Fund(1)	1,359,080	$5,654,996
Entities affiliated with Maveron(2)	162,381	675,651
Peter R. Beaumont(3)	24,033	99,999
Glenn Novotny(3)	6,008	24,999
Darrell Cavens(3)	3,604	14,996

(1)

Consists of shares held by Highland Consumer Entrepreneurs, shares held by Highland Consumer I and shares held by Highland Consumer IB. HC LLC is the general partner of HC LP, which is the general partner of the Highland Consumer Entities. Edward Philip, a member of our board of directors, was formerly a Managing General Partner and is currently a Special Partner of the Highland Consumer Fund, which is affiliated with the Highland Consumer Entities.

(2)

Consists of shares held by Maveron Equity, shares held by Maveron Entrepreneurs and shares held by MEP. Maveron LLC is the general partner of each of the Maveron Entities. Dan Levitan, a member of our board of directors, is one of the managing members of Maveron LLC and, as such, shares voting and investment power over the shares held by the Maveron Entities.

(3)	Dr. Beaumont and Messrs. Novotny and Cavens are members of our board of directors.

Each share of our Series C convertible preferred stock will convert automatically into one share of our common stock upon the completion of this offering. The purchasers of our Series C convertible preferred stock are entitled to specified registration rights. See “Description of Capital Stock—Registration Rights.”

PEPI Capital, L.P. Loan

In December 2013, we entered into a credit agreement with PEPI Capital, L.P. (PEPI), pursuant to which PEPI loaned us $12.0 million for working capital purposes. In connection with the credit agreement, we issued PEPI a warrant to purchase 748,440 shares of our common stock at an exercise price of $4.81, which number of shares and exercise price are subject to adjustment by the warrant’s terms. PEPI is one of our stockholders, and in February 2014, PEPI transferred $2.0 million of this loan and a portion of this warrant to purchase up to 124,740 shares of our common stock to the Highland Consumer Entities. The Highland Consumer Entities together own more than 5% of our outstanding capital stock, and Edward Philip, a member of our board of directors, was formerly a Managing General Partner and is currently a Special Partner of the Highland Consumer Fund, which is affiliated with the Highland Consumer Entities. For more information regarding the PEPI loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt—PEPI Capital, L.P. Credit Agreement.” For more information regarding the PEPI warrant, see “Description of Capital Stock—Warrants—Common Stock Warrant.”

Consulting Arrangement

Since 2003, David Rawlings, the father of our Chief Executive Officer, has provided services to us as an independent contractor through his role as one of our Territory Partners. For the years ended December 31, 2011,

2012 and 2013, we paid David Rawlings approximately $235,000, $268,000 and $310,000 for his services as a Territory Partner.

Amended and Restated Registration Rights Agreement

We have entered into an amended and restated registration rights agreement with certain holders of our convertible preferred stock and our exchangeable shares, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We also entered into indemnification agreements with our directors and executive officers and certain key employees that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements and our restated certificate of incorporation and restated bylaws, as we expect there to be in effect upon the completion of this offering, will require us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Subject to certain very limited exceptions, our restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related-Party Transactions

We intend to adopt a written related-person transactions policy that will provide that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of the foregoing persons, are not permitted to enter into a material related-person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved transactions where a director or officer had a financial interest. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all of our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2013, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 19,341,760 shares of common stock outstanding as of December 31, 2013 and assumes (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 14,857,989 shares of our common stock and (ii) the issuance of 2,247,130 shares of our common stock upon the exchange of all of the outstanding exchangeable shares of our subsidiary Trupanion Canadian Shareholders, Ltd. For purposes of the table below, we have assumed that              shares of common stock will be issued by us in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options and warrants held by that person or entity that are currently exercisable or that will become exercisable within 60 days of December 31, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Trupanion, Inc., 907 NW Ballard Way Seattle, Washington 98107.

	BENEFICIAL OWNERSHIP PRIOR TO THIS OFFERING		SHARES BEING OFFERED	BENEFICIAL OWNERSHIP AFTER THIS OFFERING
NAME OF BENEFICIAL OWNER	NUMBER	PERCENT		NUMBER	PERCENT
5% Stockholders:
Entities affiliated with Maveron(1)	6,553,586	33.9%
Entities affiliated with Highland Consumer Fund(2)	3,064,240	15.8%
RenaissanceRe Ventures Ltd.(3)	2,464,380	12.7%
Directors and Named Executive Officers:
Darryl Rawlings(4)	2,579,061	12.9%
Michael Banks(5)	89,508	*
Howard Rubin(6)	630,463	3.2%
Peter R. Beaumont(7)	280,210	1.4%
Darrell Cavens	3,604	*
Michael Doak+	—	—
Dan Levitan(1)	6,553,586	33.9%
H. Hays Lindsley(8)	66,670	*
Murray Low(9)	247,223	1.3%
Glenn Novotny(10)	98,040	*
Edward Philip	—	—
All executive officers and directors as a group (11 persons)(11)	10,548,365	50.5%

(footnotes appear on following page)

*	Represents beneficial ownership of less than one percent.
+	Mr. Doak was appointed to our board of directors in February 2014 and, therefore, did not beneficially own any shares as of December 31, 2013.
(1)

Consists of (i) 5,556,046 shares held by Maveron Equity Partners III, L.P. (Maveron Equity), (ii) 235,731 shares held by Maveron III Entrepreneurs’ Fund L.P. (Maveron Entrepreneurs) and (iii) 761,809 shares held by MEP Associates III, L.P. (together with Maveron Equity and Maveron Entrepreneurs, the Maveron Entities). Maveron General Partners III LLC (Maveron LLC) is the general partner of each of the Maveron Entities. Dan Levitan, a member of our board of directors, Clayton Lewis, Peter McCormick and Jason Stoffer are the managing members of Maveron LLC and, as such, share voting and investment power over the shares held by the Maveron Entities. The principal business address of each of the Maveron Entities is 411 First Avenue South, Suite 600, Seattle, Washington 98104.

(2)

The shares are held directly by Highland Consumer Fund I Limited Partnership (Highland Consumer I), Highland Consumer Fund 1-B Limited Partnership (Highland Consumer IB) and Highland Consumer Entrepreneurs’ Fund I, Limited Partnership (Highland Consumer Entrepreneurs and together with Highland Consumer I and Highland Consumer IB, the Highland Consumer Entities) are indirectly held by Highland Consumer GP Limited Partnership (HC LP), the general partner of the Highland Consumer Entities. Highland Consumer GP GP LLC (HC LLC) is the general partner of HC LP. Peter Cornetta, Daniel Nova and Thomas Stemberg are the managers of HC LLC. Each of HC LP and HC LLC, as the general partner of the general partner of the Highland Consumer Entities, respectively, is deemed to have beneficial ownership of the shares held by the Highland Consumer Entities. Voting and investment decisions of HC LLC are made by the managers of HC LLC. The principal business address for the Highland Consumer Entities is One Broadway, 16th Floor, Cambridge, Massachusetts 02142.

(3)

RenaissanceRe Ventures Ltd. (Ventures) is a wholly owned subsidiary of Renaissance Other Investments Holdings II Ltd. (Holdings), which in turn is a wholly owned subsidiary of RenaissanceRe Holdings Ltd. (RenaissanceRe). By virtue of these relationships, RenaissanceRe and Holdings may be deemed to have voting and dispositive power over the shares held by Ventures. The principal business address of RenaissanceRe is Renaissance House, 12 Crow Lane, Pembroke HM19, Bermuda.

(4)

Consists of (i) 1,726,891 shares held by Mr. Rawlings, of which 701,262 are shares of unvested restricted stock subject to our right of repurchase, (ii) 120,481 shares held by Rawlings GST Trust dated March 1, 2012, of which Murray Low, a member of our board of directors, is the trustee and the Rawlings GST Exempt Trust FBO and Rawlings GST Non-Exempt Trust FBO are the beneficiaries, of which Mr. Rawlings’ children are beneficiaries and (iii) 731,689 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2013.

(5)	Consists of (i) 6,175 shares held by Mr. Banks and (ii) 83,333 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2013.
(6)	Consists of 630,463 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2013.
(7)

Consists of (i) 55,366 shares held by Peter R. Beaumont, (ii) 169,674 shares held by Mary Ruth Beaumont, Dr. Beaumont’s spouse, and (iii) 55,170 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2013.

(8)

Consists of 66,670 shares held by Lindsley Partners, L.P. (Lindsley Partners). The HHL09 Trust is the sole member of Zoida LLC, which is the general partner of Lindsley Partners. H. Hays Lindsley, a member of our board of directors, is the sole trustee of the HHL09 Trust and, as such, holds sole voting and investment power over the shares.

(9)

Consists of (i) 178,630 shares held by Murray Low, (ii) 67,500 shares held by Murray R. Low ROTH IRA # 90GK49015 and (iii) 1,093 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2013.

(10)

Consists of (i) 3,004 shares held by Glenn and Linda Novotny 1996 Living Trust, of which Mr. and Mrs. Novotny are beneficiaries, (ii) 64,828 shares held by Linda K. Novotny Irrevocable Trust dated December 27, 2012, of which Scott Kerr is trustee and Christina Kerr, Teresa Novotny-Micheal, Angela Ovalle and Glenn-Novotny are beneficiaries and (iii) 30,208 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2013.

(11)

Consists of (i) 9,016,409 shares held by our directors and executive officers as a group and (ii) 1,531,956 shares underlying options to purchase common stock that are exercisable within 60 days of December 31, 2013 held by our directors and executive officers as a group.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of             shares of common stock, $0.00001 par value per share, and             shares of undesignated convertible preferred stock, $0.00001 par value per share. The following description summarizes the most important terms of our capital stock and provisions of our restated certificate of incorporation and restated bylaws that will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

As of December 31, 2013, and after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and (ii) the issuance of shares of our common stock upon the exchange of all of the outstanding exchangeable shares of our subsidiary Trupanion Canadian Shareholders, Ltd., there were outstanding:

•	19,341,760 shares of our common stock held by 94 stockholders of record, of which 722,226 shares were unvested shares of restricted stock subject to our right of repurchase;

•	4,663,445 shares issuable upon exercise of outstanding options; and

•	884,112 shares issuable upon exercise of outstanding warrants.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” above.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation that will be in effect upon completion of this offering. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation that will be in effect upon completion of this offering establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating convertible preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of convertible preferred stock.

Convertible Preferred Stock

Pursuant to the provisions of our certificate of incorporation, all of our outstanding convertible preferred stock will convert into common stock, with such conversion to be effective upon the completion of this offering. As a result, each currently outstanding share of convertible preferred stock will be converted into common stock. All series of convertible preferred stock will convert at a ratio of one share of common stock for each share of convertible preferred stock.

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue convertible preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors may increase or decrease the number of shares of any series of convertible preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of convertible preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of convertible preferred stock.

Options

As of December 31, 2013, we had outstanding options to purchase an aggregate of 4,663,445 shares of our common stock, with a weighted average exercise price of $2.12.

Warrants

Convertible Preferred Stock Warrants

As of December 31, 2013, we had outstanding warrants to purchase an aggregate of 135,672 shares of our convertible preferred stock as described below. Upon the completion of this offering, each of these warrants will convert into warrants to purchase the same number of shares of our common stock. The exercise price of each of these warrants may be paid either in cash or by surrendering the right to receive shares having a value equal to the exercise price. Upon expiration, each of these warrants will automatically convert into that number of shares underlying such warrant, less the number of shares having a value equal to the aggregate exercise price.

CLASS OF SHARES UNDERLYING WARRANT	NUMBER OF SHARES UNDERLYING WARRANT	ISSUANCE DATE	EXERCISE PRICE	EXPIRATION DATE
Series A Convertible Preferred Stock	100,000	4/24/2007	$1.50	4/24/2014
Series B Convertible Preferred Stock	17,647	11/17/2010	$1.70	11/17/2017
Series C Convertible Preferred Stock	7,210	9/4/2012	$4.1609	8/24/2019
Series C Convertible Preferred Stock	10,815	3/28/2013	$4.1609	3/28/2020

Common Stock Warrant

As of December 31, 2013, we had a warrant outstanding to purchase 748,440 shares of our common stock, a portion of which was subsequently transferred to another investor. This warrant has an initial exercise price of $4.81 per share, subject to adjustment as described below, and will expire on December 23, 2018. If this offering is completed by December 31, 2014, then, upon the completion of this offering, the exercise price of this warrant will become our initial public offering price, and the number of shares for which the warrant will be exercisable

will be, in the aggregate, 3,600,000 divided by the exercise price. Based on an assumed initial public offering price of $             per share, the midpoint of the range reflected on the cover page of this prospectus, upon the completion of this offering, this warrant will automatically become a warrant to purchase an aggregate of              shares of common stock at an exercise price of $             per share. The exercise price of this warrant may be paid either in cash or by surrendering the right to receive shares having a value equal to the aggregate exercise price. Upon expiration, this warrant will automatically convert into that number of shares underlying such warrant, less the number of shares having a value equal to the aggregate exercise price.

Exchangeable Shares in Canadian Subsidiary

Certain stockholders of our subsidiary Trupanion Canadian Shareholders, Ltd., a company organized under the laws of Alberta, Canada, hold, as of December 31, 2013, an aggregate of 224,713 exchangeable shares of Trupanion Canadian Shareholders, Ltd. and 2,247,130 shares of our special voting stock. In connection with our 2006 reorganization into the United States, these exchangeable shares and special voting shares were issued to defer the imposition of certain taxes under Canadian law until such time as the stockholders elected to exchange or were required to exchange their exchangeable shares for our common stock. Ten special voting shares are outstanding for every one exchangeable share, which reflects the 10-for-1 forward stock split that occurred in 2009. The exchangeable shares, together with the special voting shares, are intended to be the economic and voting equivalent of the shares of our common stock that are issuable upon the exchange of the exchangeable shares.

Pursuant to our shareholders agreement, upon the completion of this offering, each exchangeable share of Trupanion Canadian Shareholders, Ltd. will automatically be exchanged for ten shares of our common stock and all special voting shares will terminate. This exchange will result in the issuance of an additional 2,247,130 shares of our common stock. The holders of substantially all of the exchangeable shares are subject to lock-up agreements with the underwriters that restrict the sale of our securities for 180 days following the date of this prospectus. See “Underwriting.”

Registration Rights

Following the completion of this offering, the holders of approximately 16.2 million shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Additionally, the holders of all of our outstanding warrants will be entitled to these rights with respect to shares of common stock issuable upon exercise of their warrants. These rights are provided under the terms of our amended and restated registration rights agreement among us and the holders of these shares and warrants, and include demand registration rights, Form S-3 registration rights and piggyback registration rights. In any registration made pursuant to such amended and restated registration rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate on the earlier to occur of five years following the completion of this offering or, with respect to any such holder, such time when such holder can sell all of his, her or its shares during any 90-day period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

Under the terms of the amended and restated registration rights agreement, we will be required, upon the written request of holders of at least two-thirds of the shares that are entitled to registration rights, to register, as soon as practicable and in any event within 60 days, all or a portion of these shares for public resale. We are required to effect only one registration pursuant to this provision of the amended and restated registration rights agreement. We may postpone the filing of a registration statement for up to 120 days in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated registration rights agreement, including at any time earlier than 180 days after the effective date of this offering.

Form S-3 Registration Rights

Any holder of outstanding shares having registration rights can request that we register all or part of his, her or its shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. We are required to file a Form S-3 registration after receipt of such request as soon as practicable and, in any event, within 45 days, subject to limited exceptions. The stockholders may only require us to effect a maximum of two registration statements on Form S-3 during any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for a total cumulative period of not more than 120 days if our board of directors determines that the filing would be detrimental to us and our stockholders.

Piggyback Registration Rights

If we register any of our securities for public sale, the holders of outstanding shares having registration rights will have the right to include their shares in the registration statement. This right, however, does not apply to a registration relating to shares issued under employee benefit plans, a registration relating to a corporate reorganization or a registration statement related only to stock issued upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, first, to us for our own account and, second, pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 30% of the total shares covered by the registration statement, other than in the initial public offering.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws, as we expect them to be in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws, as we expect them to be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•

Board of directors vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors will be classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board Composition.”

•

Stockholder action; special meetings of stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance notice requirements for stockholder proposals and director nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Neither our restated certificate of incorporation nor our restated bylaws will provide for cumulative voting.

•	Directors removed only for cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•

Amendment of charter provisions. Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•

Issuance of undesignated preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•

Choice of forum. Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                     . The transfer agent’s address is                     , and its telephone number is                     .

Exchange Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “TRUP.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

This section summarizes the material U.S. federal tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (as defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal tax considerations relating thereto. The information provided below is based upon provisions of the Internal Revenue Code, as amended (Code), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service (IRS), might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, the potential application of the Medicare contribution tax or tax considerations arising under U.S. federal gift and estate tax laws (except to the limited extent provided below). In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships or other pass-through entities that hold our common stock, and partners in such partnerships or owners of such entities should consult their tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, TAX TREATIES AND OTHER TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any holder of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

•

a trust if it (i) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are a non-U.S. citizen and are an individual, you generally may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they are U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Dividends

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax may be subject to a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under an applicable income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

Subject to the discussion below regarding the Foreign Account Tax Compliance Act, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act (FIRPTA) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation” (USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax.” The branch profits tax rate is 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his or her taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his or her returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “—Dividends” will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if the holder sells our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (including U.S. source dividends and the gross proceeds from the sale or other disposition of U.S. stock) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting requirements. The obligation to withhold under FATCA is currently expected to apply to, among other items, (i) dividends on our common stock that are paid after June 30, 2014 and (ii) gross proceeds from the disposition of our common stock paid after December 31, 2016.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have a total of              shares of our common stock outstanding, based on the 19,341,760 shares of our capital stock outstanding as of December 31, 2013. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, as amended (Securities Act), would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of                     , shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus,              additional shares will become eligible for sale in the public market, of which              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below, and              shares will be unvested and subject to our right of repurchase.

Lock-Up and Market Standoff Agreements

We, our officers, directors and holders of substantially all of our outstanding securities have agreed, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including, without limitation, any short sale), grant any option, right or warrant to purchase, pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (Exchange Act);

•

lend or otherwise dispose of, including, without limitation, entering into any swap or other arrangement that transfers, in whole or in part, the economic consequences of the ownership, any shares of our common stock, options, rights or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act); or

•	publicly announce an intention to do any of the foregoing,

for a period of 180 days after the date of this prospectus without the prior written consent of RBC Capital Markets, LLC, Barclays Capital Inc. and Stifel, Nicolaus & Company, Incorporated. See “Underwriting—No Sales of Similar Securities.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any 90-day period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately following the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our stock plans. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject. Of the 4,663,445 shares of our common stock that were subject to stock options outstanding as of December 31, 2013, options to purchase 2,719,609 shares of common stock were vested as of December 31, 2013.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights.”

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement we intend to enter into with RBC Capital Markets, LLC, Barclays Capital Inc. and Stifel, Nicolaus & Company, Incorporated, as the representatives of the underwriters named below, and the selling stockholders, we and the selling stockholders will agree to sell to the underwriters, and each of the underwriters will agree, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
RBC Capital Markets, LLC
Barclays Capital Inc.
Stifel, Nicolaus & Company, Incorporated
Canaccord Genuity Inc.
Cowen and Company, LLC

Total

The underwriting agreement will provide that the underwriters will purchase all of the shares of common stock, if any of them are purchased, other than the shares of our common stock covered by the option described below unless and until the option is exercised. If an underwriter defaults, the underwriting agreement will provide that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We will agree to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (Securities Act), and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, a liquid trading market may not develop for our common stock, you may not be able to sell any of the common stock you hold at a particular time, and the price you receive when you sell the shares you hold may not be favorable.

The underwriters will offer the shares of common stock subject to their acceptance of the shares of common stock from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the common stock being offered.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $             per share of common stock. After the offering, the initial public offering price and the concession to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Proceed to selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $              million, which include legal, accounting and printing costs, and various other fees associated with the registration and listing of our common stock. We have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering, in an amount up to $            .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering and an active trading market for the common stock may not develop or continue after this offering.

Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “TRUP.”

Option to Purchase Additional Shares

We and the selling stockholders have granted an option to the underwriters, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares from us and the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of substantially all of our outstanding securities have agreed, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including, without limitation, any short sale), grant any option, right or warrant to purchase, pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (Exchange Act);

•

lend or otherwise dispose of, including, without limitation, entering into any swap or other arrangement that transfers, in whole or in part, the economic consequences of the ownership, any shares of our common stock, options, rights or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act); or

•	publicly announce an intention to do any of the foregoing,

for a period of 180 days after the date of this prospectus without the prior written consent of RBC Capital Markets, LLC, Barclays Capital Inc. and Stifel, Nicolaus & Company, Incorporated.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. The representatives may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who have or will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in this offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, we would expect them to routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Solebury Capital LLC (Solebury), a FINRA member, is acting as our financial advisor in connection with this offering. We expect to pay Solebury, upon the successful completion of this offering, a fee of $             for its services, and, in our discretion, may pay Solebury an additional incentive fee of up to $             . We have also agreed to reimburse Solebury for certain expenses incurred in connection with the engagement of up to $25,000. Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

Notice to Residents of Canada

The securities may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of any shares of common stock that are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a “qualified investor” as defined in the Prospectus Directive;

(c)	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, which we refer to as the Order, or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (b) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the

Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Seattle, Washington. Certain legal matters relating to the offering will be passed upon for the underwriters by DLA Piper LLP (US), Seattle, Washington, which has in the past provided, and continues to provide, legal services to us.

EXPERTS

The consolidated financial statements of Trupanion, Inc. at December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities Exchange Commission (SEC) a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, District of Columbia 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at (800) SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Report of Independent Registered Public Accounting Firm

Board of Directors

Trupanion, Inc.

We have audited the accompanying consolidated balance sheets of Trupanion, Inc. as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trupanion, Inc. at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Seattle, Washington

February 28, 2014

except for

Note 18, as to which the date

is                         , 2014

The foregoing report is in the form that will be signed upon the completion of the actions of the board of directors and stockholders described in paragraph four of Note 18 to the financial statements.

/s/ Ernst & Young LLP

Seattle, Washington

February 28, 2014

Trupanion, Inc.

Consolidated Balance Sheets

(in thousands, except for share and per share data)

	AS OF DECEMBER 31,		PRO FORMA STOCKHOLDERS’ DEFICIT DECEMBER 31, 2013
	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,234	$14,939
Investments in fixed maturities, at amortized cost (fair value: $10,811 and $16,088)	10,809	16,088
Accounts and other receivables	2,289	7,771
Prepaid expenses and other assets	939	989

Total current assets	18,271	39,787
Restricted cash	—	3,000
Mortgage loan investment	770	—
Investments in fixed maturities, at fair value (amortized cost: $1,000 and $1,000)	939	832
Equity method investment	500	—
Property and equipment, net	2,413	3,124
Intangible assets	4,773	4,910

Total assets	$27,666	$51,653

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$1,008	$1,263
Accrued liabilities	2,262	3,660
Claims reserve	2,582	5,612
Deferred revenue	3,939	8,468
Short-term debt	—	900
Warrant liabilities	551	4,900
Other payables	107	1,138
Deferred tax liabilities	76	82

Total current liabilities	10,525	26,023
Long-term debt	9,900	25,199
Deferred tax liabilities	1,546	1,540
Other liabilities	1,044	166

Total liabilities	23,015	52,928
Commitments and contingencies (Note 8)
Redeemable convertible preferred stock: $0.00001 par value per share, 15,648,723 shares authorized at December 31, 2012 and 2013 and 15,648,723 and 14,857,989 shares issued and outstanding at December 31, 2012 and 2013; pro forma, no shares outstanding (unaudited). Aggregate liquidation preference of $33,225.	31,724	31,724	—
Stockholders’ deficit:
Common stock, $0.00001 par value per share, 26,000,000 shares authorized at December 31, 2012 and 2013, and 1,571,085 and 1,010,346 shares issued and outstanding at December 31, 2012, 2,857,620 and 2,236,641 shares issued and outstanding at December 31, 2013; pro forma, 19,341,760 shares issued and outstanding (unaudited)	—	—	—
Special voting shares, $0.00001 par value per share, 2,500,030 shares authorized at December 31, 2012 and 2013, 2,247,130 shares issued and outstanding at December 31, 2012 and 2013; pro forma, no shares outstanding (unaudited)	—	—	—
Additional paid-in capital	3,224	5,769	37,493
Accumulated other comprehensive loss	(142)	(164)	(164)
Accumulated deficit	(27,828)	(36,003)	(36,003)
Treasury stock, at cost: 560,739 and 620,979 shares at December 31, 2012 and 2013, respectively	(2,327)	(2,601)	(2,601)

Total stockholders’ deficit	(27,073)	(32,999)	(1,275)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$27,666	$51,653

See accompanying notes.

Trupanion, Inc.

Consolidated Statements of Operations

(in thousands, except for share and per share data)

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Revenue	$37,045	$55,530	$83,829
Cost of revenue:
Claims expenses	24,995	37,856	56,637
Other cost of revenue	4,007	6,463	11,548

Gross profit	8,043	11,211	15,644
Operating expenses:
Sales and marketing	5,206	7,149	9,091
Technology	1,499	3,406	4,888
General and administrative	4,289	6,195	8,652

Total operating expenses	10,994	16,750	22,631

Operating loss	(2,951)	(5,539)	(6,987)
Interest expense	690	535	609
Other expense, net	186	252	619
Loss from equity method investment	—	—	52

Loss before income taxes	(3,827)	(6,326)	(8,267)
Income tax expense (benefit)	92	84	(92)

Net loss	$(3,919)	$(6,410)	$(8,175)

Premium on preferred stock redemption	$—	$1,737	$—

Net loss attributable to common stockholders	$(3,919)	$(8,147)	$(8,175)

Net loss per share attributable to common stockholders:
Basic and diluted	$(5.34)	$(9.76)	$(6.23)

Weighted average shares used to compute net loss per share attributable to common stockholders:
Basic and diluted	734,411	834,648	1,312,019

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic and diluted			$(0.45)

Weighted average shares used to compute pro forma net loss per share attributable to common stockholders (unaudited):
Basic and diluted			18,370,403

See accompanying notes.

Trupanion, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Net loss	$(3,919)	$(6,410)	$(8,175)
Other comprehensive loss:
Foreign currency translation adjustments	(143)	(8)	85
Change in unrealized losses on available-for-sale securities	—	(61)	(107)

Other comprehensive loss, net of taxes	(143)	(69)	(22)

Comprehensive loss	$(4,062)	$(6,479)	$(8,197)

See accompanying notes.

Trupanion, Inc.

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except for share data)

									ACCUMULATED OTHER COMPREHENSIVE LOSS
	REDEEMABLE CONVERTIBLE PREFERRED STOCK		COMMON STOCK		SPECIAL VOTING SHARES		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	UNREALIZED LOSSES ON AVAILABLE FOR SALE SECURITIES	FOREIGN CURRENCY GAIN (LOSS)	TREASURY STOCK	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at January 1, 2011	11,545,734	$17,061	726,071	$—	2,500,030	$—	$1,809	$(17,499)	$—	$70	$—	$(15,620)
Issuance of preferred stock, net of issuance costs	2,185,825	8,731	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	29,000	—	—	—	28	—	—	—	—	28
Stock compensation expense	—	—	—	—	—	—	982	—	—	—	—	982
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(143)	—	(143)
Net loss	—	—	—	—	—	—	—	(3,919)	—	—	—	(3,919)

Balance at December 31, 2011	13,731,559	25,792	755,071	—	2,500,030	—	2,819	(21,418)	—	(73)	—	(18,672)
Issuance of preferred stock, net of issuance costs	1,783,767	6,922	—	—	—	—	—	—	—	—	—	—
Issuance of common stock for investment	—	—	60,240	—	—	—	250	—	—	—	—	250
Special voting shares exchanged for common stock	—	—	252,900	—	(252,900)	—	—	—	—	—	—	—
Redemption of preferred stock	(657,337)	(990)	—	—	—	—	(1,737)	—	—	—	—	(1,737)
Purchase of treasury stock	—	—	(560,739)	—	—	—	—	—	—	—	(2,327)	(2,327)
Exercise of stock options	—	—	502,874	—	—	—	458	—	—	—	—	458
Stock compensation expense	—	—	—	—	—	—	1,434	—	—	—	—	1,434
Other comprehensive loss	—	—	—	—	—	—	—	—	(61)	(8)	—	(69)
Net loss	—	—	—	—	—	—	—	(6,410)	—	—	—	(6,410)

Balance at December 31, 2012	14,857,989	31,724	1,010,346	—	2,247,130	—	3,224	(27,828)	(61)	(81)	(2,327)	(27,073)
Issuance of restricted stock	—	—	732,708	—	—	—	—	—	—	—	—	—
Issuance of common stock	—	—	5,846	—	—	—	—	—	—	—	—	—
Purchase of treasury stock	—	—	(60,240)	—	—	—	—	—	—	—	(274)	(274)
Exercise of stock options	—	—	547,981	—	—	—	607	—	—	—	—	607
Stock compensation expense	—	—	—	—	—	—	1,938	—	—	—	—	1,938
Other comprehensive loss	—	—	—	—	—	—	—	—	(107)	85	—	(22)
Net loss	—	—	—	—	—	—	—	(8,175)	—	—	—	(8,175)

Balance at December 31, 2013	14,857,989	$31,724	2,236,641	$—	2,247,130	$—	$5,769	$(36,003)	$(168)	$4	$(2,601)	$(32,999)

See accompanying notes.

Trupanion, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Operating activities
Net loss	$(3,919)	$(6,410)	$(8,175)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	199	349	892
Amortization of debt discount	9	11	36
Loss on disposal of equipment	18	26	44
Warrant expense	200	200	543
Stock-based compensation expense	982	1,434	1,938
Loss from equity method investment	—	—	52
Net (accretion) amortization on bonds	(46)	32	16
Changes in operating assets and liabilities:
Accounts receivable	(242)	(1,889)	(5,478)
Prepaid expenses and other current assets	(155)	(432)	(22)
Accounts payable	(141)	291	242
Accrued liabilities	1,351	853	1,258
Claims reserve	577	947	3,031
Deferred revenue	757	2,574	4,529
Other payables	298	471	71

Net cash used in operating activities	(112)	(1,543)	(1,023)
Investing activities
Purchases of investment securities, available-for-sale	(1,000)	—	—
Purchases of investment securities, held-to-maturity	(7,670)	(10,379)	(26,064)
Maturities of investment securities, held-to-maturity	7,621	8,909	20,770
Repayment of (investment in) mortgage loan	—	(770)	770
Equity method investment	—	(249)	—
Purchases of property and equipment	(620)	(2,055)	(1,473)

Net cash used in investing activities	(1,669)	(4,544)	(5,997)
Financing activities
Restricted cash	—	—	(3,000)
Issuance of preferred stock	8,731	6,922	—
Issuance (settlement) of forward contract	52	(52)	—
Purchase of treasury stock	—	(2,327)	—
Prepaid financing costs	—	—	(56)
Redemption of preferred stock	—	(2,727)	—
Proceeds from exercise of stock options	28	458	607
Draw on outstanding line of credit	—	—	15,000
(Payment) proceeds from debt financing	(483)	—	5,000

Net cash provided by financing activities	8,328	2,274	17,551

Effect of foreign exchange rates on cash, net	(98)	(40)	174

Net increase (decrease) in cash and cash equivalents	6,449	(3,853)	10,705
Cash and cash equivalents at beginning of year	1,638	8,087	4,234

Cash and cash equivalents at end of year	$8,087	$4,234	$14,939

Supplemental disclosures
Income tax refunds received	$50	$—	$—
Interest paid	(692)	(570)	(642)
Noncash investing and financing activities:
Warrants issued in conjunction with debt issuance	—	18	3,806
Exchange of stock and intangible asset for equity method investment	—	(250)	448
Increase in payables for property and equipment	—	—	134

See accompanying notes.

TRUPANION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

1. Nature of Operations and Summary of Significant Accounting Policies

Description of Business

Trupanion, Inc. (collectively with its wholly-owned subsidiaries, the Company) is a direct-to-consumer monthly subscription service provider of a medical insurance plan for cats and dogs throughout the United States, Canada and Puerto Rico.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies and the reported amounts of revenues and expenses. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets, stock-based compensation, warrant liabilities, claims reserve, useful lives of software developed for internal use, and income tax uncertainties. Actual results could differ from the estimates used in preparing the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Trupanion, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. The Company accounts for its investments in entities over which it has significant influence but not a controlling financial interest using the equity method of accounting.

Reclassifications

Certain prior year amounts have been reclassified within the Company’s consolidated financial statements from their original presentation to conform with the current period presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At times, cash on deposit may be in excess of the applicable federal deposit insurance corporation limits.

Restricted Cash

The Company considers any cash account that is restricted as to withdrawal or use under the terms of certain financing agreements as restricted cash. Cash will be considered restricted for so long as any obligations are outstanding. Restricted cash pledged as collateral for the line of credit totaled $0 and $3,000 as of December 31, 2012 and December 31, 2013, respectively.

Accounts Receivable

Receivables are comprised of trade receivables and other miscellaneous receivables. As of December 31, 2012 and 2013, receivables included $1,963 and $7,411, respectively, for one-year policies written by an unaffiliated managing general agent.

No single customer made up more than 5% of accounts receivable as of December 31, 2012 or 2013.

Deferred Acquisition Costs

The Company incurs certain costs related to the successful acquisition of new and renewal customer contracts, which are capitalized. These costs include premium taxes, commissions, and referral fees that directly relate to the successful acquisition of new or renewal customer contracts. Deferred acquisition costs are included in prepaid expenses and other assets on the consolidated balance sheets and amortized over the related policy term to the applicable financial statement line item including sales and marketing expenses and other cost of revenues. Total deferred acquisition costs are summarized below:

	2011	2012	2013
Deferred acquisition costs capitalized	$1,732	$2,334	$5,919
Deferred acquisition costs amortized:
Sales and marketing	611	755	663
Other cost of revenue	1,047	1,522	5,082

Total amortization	1,658	2,277	5,745

Balance at December 31,	$153	$210	$384

Investments

The Company recognizes the following classifications of investments in fixed maturities:

Held-to-Maturity—Investments that the Company has the intent and ability to hold to maturity are reported at amortized cost.

Available-for-Sale—Investments not classified as held-to-maturity are reported at fair value, and the temporary declines or increases from amortized cost are included as a component of other comprehensive income.

Held-to-maturity securities are classified as either current or long-term based on their contractual maturities. Available-for-sale securities are classified based upon the availability to be used in current operations.

Premiums and discounts on fixed maturity securities are amortized or accreted over the life of the security. Such amortization expense and accretion is included in interest income. Interest income is recognized in other income when earned.

A decline in the fair value of any available-for-sale or held-to-maturity security below amortized cost that is deemed to be other than temporary results in an impairment to reduce the amortized cost to fair value or recovery value. To determine whether an impairment is other than temporary, the Company considers its intent to sell the security, intent and ability to hold the security, as well as all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts, when developing estimates of cash flows expected to be collected.

Realized capital gains and losses are determined on a specific identification basis and recorded as a part of other expense, net in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are generally depreciated over the remaining term of the related lease.

Costs related to internal-use software development are primarily related to the Company’s website, internal support systems, and proprietary billing and claims system. Costs are capitalized during the application development stage of the project and amortized on a straight-line basis over the estimated useful lives of the related assets, estimated between three and five years, once the software is placed into service.

Intangible Assets

Indefinite-lived intangible assets, which are not amortized, are assessed for impairment at least annually and more frequently if circumstances indicate a possible impairment. The Company first performs a qualitative analysis to assess whether it is more likely than not the asset is impaired and, if necessary, a quantitative analysis is performed to measure impairment.

Assets with finite lives are amortized over their estimated remaining useful life.

Asset Impairment

Long-lived assets, such as property and equipment and definite lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

Claims Reserve

Claims reserve includes unpaid claims and claims adjustment expenses, which includes an estimate, based on past experience, for claims incurred but not reported. Such liabilities are necessarily based on assumptions and estimates, and while management believes the amount is adequate, the ultimate liability may be in excess of or less than the amount provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in the period in which they become known.

Warrants

The Company issued warrants to purchase common or convertible preferred stock to third parties as a part of certain business and financing transactions. The Company values warrants using the Black-Scholes-Merton option-pricing model. Certain warrants are considered liability awards and remeasured each reporting period. See Note 12 for additional information.

Mortgage Loan Investment

The Company carried its mortgage loan investment at the unpaid principal balance, net of any impairment in 2012. The mortgage loan was repaid in full during 2013 and the Company does not hold any mortgage loan investments as of December 31, 2013. See Note 15 for additional information.

Revenue Recognition

The Company generates revenue primarily from subscription fees for its medical insurance plan and other policies the Company writes, which is earned pro rata over the terms of the customer contracts.

No single customer accounted for more than 5% of the Company’s revenue in 2011, 2012 or 2013.

Claims Expense

Claims expenses include claims incurred, the cost of personnel administering the claims and providing customer service related to claims, and other operating expenses directly or indirectly related to claims administration.

Other Costs of Revenues

Other costs of revenues include direct and indirect customer service expenses, credit card transaction fees, premium tax expenses and expenses related to an unaffiliated managing general agent.

Sales and Marketing

Sales and marketing expenses consist of commissions paid with respect to newly enrolled pets, print, online and promotional advertising costs and employee compensation and related costs.

Technology

Technology expenses consist primarily of personnel costs and related expenses for the Company’s operations staff, which includes information technology development and infrastructure support, third-party services and depreciation of hardware and amortization of capitalized software and intangible assets.

General and Administrative

General and administrative expense consist primarily of personnel costs and related expenses for the Company’s finance, actuarial, human resources, business development and general management functions, as well as facilities and professional services.

Other Expense, Net

Other expense, net includes the following:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Interest income	$69	$75	$86
Foreign exchange gain (loss)	(36)	(3)	(76)
Loss on disposal of fixed assets	(18)	(26)	(44)
Warrant remeasurement	(200)	(200)	(543)
Other	(1)	(98)	(42)

Other expense, net	$(186)	$(252)	$(619)

Fronting Agreement

For the Company’s Canadian business, all plans are written by Omega General Insurance Company (Omega) and the risk is assumed by the Company through a fronting and reinsurance agreement. Omega retains an annual fee for fronting the Company’s insurance business in Canada, and all risks are retained within the Company. Premiums are recognized and earned pro rata over the terms of the related customer contracts. Premiums recognized from the agreement in 2011, 2012 and 2013 were $17,371, $20,665 and $24,681, respectively and deferred revenue relating to this arrangement at December 31, 2012 and 2013 was $511 and $745, respectively. Reinsurance revenues were 47%, 37% and 29% of total revenues in 2011, 2012 and 2013, respectively. Cash designated for the purpose of paying claims related to this reinsurance agreement was $113 and $268 at December 31, 2012 and 2013, respectively.

The Company has not transferred any risk to third-party reinsurers.

Other Policies

In November 2012, the Company began writing one-year pet insurance policies for an unaffiliated managing general agent. Revenue during 2012 and 2013 totaled $178 and $7,011, respectively, and deferred revenue relating to this arrangement at December 31, 2012 and 2013 was $1,807 and $5,229, respectively.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $157, $338 and $692, in 2011, 2012 and 2013, respectively.

Stock-Based Compensation

The Company measures compensation expense for stock-based transactions to employees at fair value on the grant date and recognizes such cost, net of estimated forfeitures, on a straight-line basis over the requisite service period (generally four years). Stock options are valued using the Black-Scholes-Merton option-pricing model. The fair value of restricted stock awards is based on the fair value of the Company’s stock on the date of the award.

The Company measures compensation cost for stock-based compensation to non-employees at fair value and remeasures each period until the award vests. Stock-based compensation to non-employees are measured using the fair value of the award.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are provided for when it is considered more likely than not that deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Penalties and interest are classified as a component of income taxes.

Foreign Currency

The Company’s consolidated financial statements are reported in U.S. dollars. Assets and liabilities of international subsidiaries with non-U.S. dollar functional currencies are translated to U.S. dollars at the exchange rates in effect on the balance sheet date. Revenues and expenses for each subsidiary are translated to U.S. dollars using a weighted-average rate for the relevant reporting period. Translation adjustments resulting from this process are included in accumulated other comprehensive loss. Gains and losses that arise from exchange rate fluctuations for monetary asset and liability balances that are not denominated in an entity’s functional currency are included within other income.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, investments and accounts receivable. The Company manages its risk by investing cash equivalents and investment securities in money market instruments and securities of the U.S. government, U.S. government agencies and high-credit-quality issuers of debt securities.

Credit risk with respect to accounts receivable is dispersed due to the large number of customers. In addition, the Company’s credit risk is mitigated by the relatively short collection period.

Unaudited Pro Forma Stockholders’ Deficit

Immediately prior to the closing of a qualifying initial public offering, all of the outstanding shares of convertible preferred stock and exchangeable shares will automatically convert into shares of common stock. The December 31, 2013 unaudited pro forma consolidated stockholders’ deficit has been prepared assuming the automatic conversion of all shares of convertible preferred stock and exchangeable shares, resulting in additional 18,370,403 shares of common stock.

2. Net Loss per Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Excluded from the weighted-average number of shares outstanding are shares which have been issued and are subject to future vesting and unvested restricted stock. Diluted net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock equivalents outstanding for the period determined using the treasury-stock method. Dilutive common stock equivalents are comprised of convertible preferred stock, warrants for the purchase of convertible preferred stock and common stock, exchangeable shares, unvested restricted stock, a forward contract, and options outstanding under the Company’s stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

The following potential dilutive equity securities are not included in the diluted net loss per common share calculation because they would have had an antidilutive effect:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Stock options	4,506,708	4,226,883	4,663,445
Restricted stock	—	—	722,226
Warrants	149,265	124,857	884,112
Series A convertible preferred stock	7,975,350	7,466,283	7,466,283
Series B convertible preferred stock	3,570,384	3,546,384	3,546,384
Series C convertible preferred stock	2,185,825	3,845,322	3,845,322
Exchangeable shares	2,500,030	2,247,130	2,247,130
Forward contract	1,359,000	—	—

Convertible preferred stock is presented on an as converted basis to reflect the applicable conversion ratio.

Unaudited Pro Forma Net Loss per Share

Pro forma net loss per share attributable to common stockholders has been computed to give effect to the automatic conversion of the convertible preferred stock and exchangeable shares into 18,370,403 shares of common stock, as though the conversion had taken place on January 1, 2013.

3. Property and Equipment, Net

Property and equipment for the years ended December 31, along with their useful lives, are as follows:

	YEARS ENDED DECEMBER 31,
	2012	2013
Office and telephone equipment (5 years)	$148	$128
PC and networking hardware (4 years)	532	827
Software (3–5 years)	2,043	3,222
Furniture and fixtures (5 years)	444	497
Leasehold improvement (over life of lease)	208	212

Property and equipment	3,375	4,886
Accumulated depreciation	(962)	(1,762)

Property and equipment, net	$2,413	$3,124

Depreciation and amortization expense was $199, $349, and $856 for 2011, 2012 and 2013, respectively.

The Company capitalized interest of $33 and $64 in 2012 and 2013, respectively, related software developed for internal use.

4. Intangible Assets

The Company acquired an insurance company in 2007, which originally included licenses in 23 states. These licenses were valued at $4,773. The Company is currently licensed in all 50 states, the District of Columbia and Puerto Rico. Most licenses are renewed annually upon payment of various fees assessed by the issuing state. Renewal costs are expensed as incurred. This is considered an indefinite-lived intangible asset given the planned renewal of the certificates of authority and applicable licenses for the foreseeable future. No impairments have been recorded on this asset as of December 31, 2013.

The Company also has another intangible asset, which is being amortized over the expected useful life of the assets. The amortization expense for 2011, 2012 and 2013 was $0, $0 and $37, respectively and the value of the intangible asset at December 31, 2012 and 2013 was $0 and $137, respectively. Future amortization expense for this asset is expected to be as follows:

Year ending December 31:
2014	$63
2015	63
2016	11

Total future amortization:	$137

5. Investment Securities

The amortized cost, gross unrealized holding gains and losses, and fair value of available-for-sale and held-to-maturity fixed maturity securities by major security type and class of security at December 31, 2012 and 2013, were as follows:

	AMORTIZED COST	GROSS UNREALIZED HOLDING GAINS	GROSS UNREALIZED HOLDING LOSSES	FAIR VALUE
At December 31, 2012
Available-for-sale:
Municipal bond	$1,000	$—	$(61)	$939

	$1,000	$—	$(61)	$939

Held-to-maturity:
U.S. Treasury securities	$5,906	$2	$—	$5,908
Certificates of deposit	2,831	—	—	2,831
U.S. government funds	2,072	—	—	2,072

	$10,809	$2	$—	$10,811

	AMORTIZED COST	GROSS UNREALIZED HOLDING GAINS	GROSS UNREALIZED HOLDING LOSSES	FAIR VALUE
At December 31, 2013
Available-for-sale:
Municipal bond	$1,000	$—	$(168)	$832

	$1,000	$—	$(168)	$832

Held-to-maturity:
U.S. Treasury securities	$5,778	$—	$—	$5,778
Certificates of deposit	2,700	—	—	2,700
U.S. government funds	7,610	—	—	7,610

	$16,088	$—	$—	$16,088

Maturities of debt securities classified as available-for-sale and held-to-maturity were as follows at December 31, 2013:

	AS OF DECEMBER 31,
	AMORTIZED COST	FAIR VALUE
Available-for-sale:
Due under one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	1,000	832
Due after ten years	—	—

	$1,000	$832

Held-to-maturity:
Due under one year	$16,088	$16,088
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	—	—

	$16,088	$16,088

The Company had one investment with an unrealized loss of $61 and a fair value of $939 at December 31, 2012 and an unrealized loss of $168 and a fair value of $832 at December 31, 2013. The debt security has been in the unrealized loss position for more than 12 months. The Company has assessed the bond for credit impairment and has determined that there is no intent to sell this bond and it is likely that it will hold the investment for a period of time sufficient to allow for a recovery. Furthermore, future payments on this bond are insured by a financial guarantee insurer. Therefore, the Company believes that the unrealized loss on this bond constitutes a temporary impairment.

6. Fair Value Measurements

The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible.

When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis at December 31:

	AS OF DECEMBER 31,
	2012	LEVEL 1	LEVEL 2	LEVEL 3
Assets
Municipal bond	$939	$—	$939	$—

Total	$939	$—	$939	$—

Liabilities
Warrant liabilities	$551	$—	$—	$551

Total	$551	$—	$—	$551

	AS OF DECEMBER 31,
	2013	LEVEL 1	LEVEL 2	LEVEL 3
Assets
Restricted cash	$3,000	$3,000	$—	$—
Municipal bond	832	—	832	—

Total	$3,832	$3,000	$832	$—

Liabilities
Warrant liabilities	$4,900	$—	$—	$4,900

Total	$4,900	$—	$—	$4,900

A roll forward of activity in investments valued using Level 3 inputs is as follows:

	WARRANT LIABILITIES	FORWARD CONTRACT
Balance at January 1, 2012	$333	$52
Issued warrant liability awards	18	—
Settlement of forward contract	—	(52)
Change in fair value upon remeasurement	200	—

Balance at December 31, 2012	551	—
Issued warrant liability awards	3,806	—
Change in fair value upon remeasurement	543	—

Balance at December 31, 2013	$4,900	$—

Changes in fair value upon remeasurement are recorded in other expense on the consolidated statement of operations.

The Company estimates fair value for its long-term debt based upon rates currently available to the Company for debt with similar terms and remaining maturities and this is a Level 3 measurement. Based upon the terms of the debt, the carrying amount of the $3,000 term loan and line of credit approximate fair value and the fair value of the $12,000 term loan approximates the gross carrying amount value before considering the applicable discount.

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers between levels for the years ended December 31, 2012 or 2013.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Investment securities: Debt securities classified as available-for-sale are measured using quoted market prices when quoted market prices are available. If quoted market prices in active markets for identical assets are not available to determine fair value, then the Company uses quoted prices of similar instruments and other significant inputs derived from observable market data obtained from third-party data providers. Held-to-maturity securities are carried at amortized cost and the fair value is disclosed in Note 5. Fair value is determined in the same manner as available-for-sale securities and are considered Level 2 measurements.

•

Warrant liabilities: These liabilities are valued using the Black-Scholes-Merton option-pricing model using certain unobservable inputs that are estimated by the Company. These inputs include a measure of volatility using an average of peer companies’ publicly traded stock volatility, expected dividend payments based on management’s assertion that no dividends will be paid in the near term, the remaining contractual term, and a discount rate using an average equivalent bond yield calculation. The range of inputs used is as follows:

	YEARS ENDED DECEMBER 31,
	2012	2013
Expected volatility	43%–60%	35%–43%
Expected dividends	0%	0%
Risk-free rate	0.2%–1.2%	0.1%–2.1%
Term	1.3–6.7 years	0.3–6.3 years

An increase or decrease in any of these unobservable inputs would result in a change in the fair value measurement, which may be significant. The liabilities are revalued each period-end until exercised or expired.

Gains and losses on revaluation of the liabilities are recorded in other expense, net in the Company’s consolidated financial statements.

7. Equity Method Investments

In 2012, the Company invested $500 in the common stock of a software development company, Vet Data Services, for a 25% equity interest. The Company’s equity interest was accounted for under the equity method because the ownership interest exceeded 20% and the Company had the ability to exert significant influence. The difference between the Company’s cost and the underlying equity in net asset, totaling $388, was identified as an intangible asset, which was being amortized over the estimated useful life of ten years.

In May 2013, the Company and the investee came to an agreement to exchange the Company’s investment for shares of the Company’s common stock held by the investee. In addition, the Company obtained an exclusivity agreement which was recorded as an intangible asset. Per the terms of the contract, any intellectual property developed as a part of this relationship is the property of the Company. A loss of $52 was recognized on this transaction.

8. Commitments and Contingencies

The Company has operating leases, related to equipment and office facilities, which expire over the next three years with various renewal options. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Rental expense for operating leases was $169, $567, and $848 during 2011, 2012 and 2013, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2013, are as follows:

Year ending December 31:
2014	$737
2015	603
2016	421

Total minimum lease payments	$1,761

The Company entered into a license agreement in 2011 for the use of a comprehensive breed guide developed by a veterinarian. The guide is to be further developed on a monthly basis over the course of the 10-year agreement. There is an option to purchase the guide for $118 at the end of the agreement. Future commitments related to this contract are as follows:

Year ending December 31:
2014	$51
2015	51
2016	51
2017	51
2018—2021	168

Total minimum commitment	$372

During 2013, the Company determined that it owes goods and services tax (GST) and harmonized sales tax (HST) in Canada for certain intercompany fees charged to its Canadian entities from 2007 through 2013. The Company plans to self-report these unpaid taxes in 2014 under the Canada Revenue Agency Voluntary Disclosures Program, which will eliminate any penalties for late payment, if successful, but interest will be due on the amounts owed. The Company estimated the GST/HST expense, including 5% interest per year, to be

$190, $361 and $591 for 2011, 2012 and 2013, respectively. This is included in general and administrative expenses in the consolidated statement of operations.

The Company’s subsidiary, American Pet Insurance Company (APIC), a New York corporation, received an inquiry from the California Department of Insurance (CDOI) in 2011 alleging APIC’s trial insurance policies issued in California are in violation of California law. The Company has disputed this assertion. In January 2013, in response to a request from the CDOI, APIC submitted certain additional information to the CDOI. The Company’s legal counsel has also spoken with the CDOI concerning the status of this investigation, and sent correspondence dated June 3, 2013, reaffirming APIC’s position that it is not in violation of California law. The CDOI has recently sent a draft of a notice of non-compliance regarding this issue, stating that the notice will be filed to the extent APIC and the CDOI cannot come to a resolution of this issue. To the extent the parties are not able to agree on a resolution and a notice of non-compliance is filed, APIC would have the opportunity to request a hearing to contest the notice. As of December 31, 2012 and 2013, the Company had accrued liabilities of $100 for this matter. While the Company intends to defend this matter vigorously, adverse outcomes beyond recorded amounts are reasonably possible. At this stage in the matter, however, the Company does not believe that a material loss is probable and it is unable to estimate a possible loss or range of possible loss beyond amounts previously accrued.

The Company received an inquiry from the Washington State Office of the Insurance Commissioner in December 2012 (the OIC) concerning whether a subsidiary of the Company was properly licensed, and whether certain of its employees were properly licensed, under Washington law. The Company responded to this letter in January of 2013, stating that the Subsidiary is licensed, and its employees are not required to be licensed under Washington law. On October 16, 2013, the OIC sent correspondence to APIC indicating that, following recent conclusion of a market conduct examination, the OIC has concluded that APIC is in violation of Washington laws relating to producer licensing and appointments. The letter also stated that the file has been referred to the OIC’s legal department for review, but that no decision has been made as to any potential enforcement action by the OIC. Because of the inherent uncertainties of such matter, including the early stage and lack of specific claims, the Company currently believes the likelihood of a material loss is remote and cannot predict the impact (if any) that the matter may have on the Company’s business, results of operations, financial position or cash flows.

The Company also is subject to a variety of other claims and suits that arise from time to time in the ordinary course of its business.

The Company makes a provision for a liability relating to legal matters when it is both probable that a liability beyond previously accrued amounts has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Although management currently believes that resolving outstanding matters, individually or in aggregate, will not have a material adverse impact on the Company’s financial statements, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future.

9. Claims Reserve

Activity in the claims reserve is summarized as follows:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Claims reserve at beginning of year	$1,100	$1,637	$2,582
Claims incurred during the year related to:
Current year	24,950	37,779	56,702
Prior years	45	77	(65)

Total claims incurred	24,995	37,856	56,637
Claims paid during year related to:
Current year	23,298	35,250	50,907
Prior years	1,117	1,584	2,516

Total claims paid	24,415	36,834	53,423

Non-cash claims expense	43	77	184

Claims reserve at end of year	$1,637	$2,582	$5,612

For the years ended December 31, 2011 and 2012, the increased in incurred claims for prior years is primarily due to unanticipated claims development in those years from prior year claims and the corresponding change in the estimates of ultimate liabilities for incurred claims. The decrease in incurred claims for prior years in the year ended December 31, 2013 is primarily due to less claims than expected for 2012 claims.

10. Debt Financing

The Company’s outstanding debt at December 31, 2013 was as follows:

	PRINCIPAL	DISCOUNT	BALANCE	INTEREST RATE	MATURITY
Line of credit	$14,900	$—	$14,900	5.0% or 1.5% plus prime	July 23, 2015
Term loan	3,000	—	3,000	5.5% or 2.0% plus prime	September 28, 2016
Term loan	12,000	3,801	8,199	11.0%	December 23, 2016

	$29,900	$3,801	$26,099

The Company has a revolving line of credit with a bank, which is secured by any and all interest the Company has in assets that are not otherwise restricted. The revolving line of credit bears a variable interest rate as of December 31, 2012 and 2013, equal to the greater of 5.0% or 1.5% plus the prime rate. Interest expense is due monthly on the outstanding principal amount with all amounts outstanding under the revolving line of credit due upon maturity in July 2015.

On March 28, 2013, the Company obtained a term loan from the same bank amounting to $3,000 in aggregate principal. The interest rate on the term loan is the greater of 5.5% or 2.0% plus the prime rate. Beginning in March 2014, all amounts outstanding under the term loan, including principal and accrued interest, will be payable in 30 equal monthly installments. The term loan matures in September 2016, at which time all amounts outstanding under it become immediately due and payable.

Borrowings on the credit facility with the bank, inclusive of amounts under the revolving line of credit and the term loan, are limited to the lesser of $12,000 and $15,000 in 2012 and 2013, respectively, and the total amount of cash and securities held by APIC, less up to $500 for obligations the Company may have outstanding for other ancillary services.

On December 23, 2013, the Company obtained a term loan in aggregate principal amount of $12,000. This note was entered into at a discount of $3,801 related to the issuance of warrants from the principal amount at maturity of $12,000. The term loan bears a fixed interest rate of 11.0% per year and is due on the earlier of three years from the issue date or certain triggering events, including an initial public offering. A member of the Company’s board of directors is affiliated with the lender, which is a stockholder of the Company, and is considered a related party.

The credit agreements require the Company to comply with various financial and non-financial covenants. As of December 31, 2013, the Company was in compliance with these covenants. The credit facility with the bank also has a compensating balance requirement of $500. Substantially all of the Company’s assets are pledged as collateral for the three outstanding loan facilities.

Interest expense during 2011, 2012 and 2013 related to all loans was $690, $535 and $609, respectively. Total maturities of debt in 2014, 2015 and 2016 are $900, $16,100 and $12,900, respectively.

11. Stock-Based Compensation

In 2007, the Company adopted the 2007 Equity Compensation Plan (the Equity Compensation Plan) pursuant to which the Company’s Board of Directors may grant stock options or shares to directors, officers, employees, and non-employees. All awards have 10-year contractual terms. At December 31, 2013, there were 893,408 additional shares available for the Company to grant under the Equity Compensation Plan. The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The range of assumptions for 2011, 2012 and 2013 grants are provided in the following table:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Value assumptions:
Expected dividend yield	0%	0%	0%
Expected volatility	60%	60%	54.9%–57.4%
Expected term (in years)	6.25	6.25	6.25
Risk-free interest rate	1.1%–2.5%	0.9%–1.3%	1.0%–2.0%

Expected term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock-based awards granted, the Company has based its expected for awards issued to employees on the simplified method, which represents the average period from vesting to the expiration of the stock option.

Expected volatility: As the Company does not have a significant trading history for common stock, the expected stock price volatility for common stock was estimated by taking the average historic price volatility for identified peers based on daily price observations over a period equivalent to the expected term of the stock option grants. The Company did not rely on implied volatilities of traded options in identified peers’ common stock because the volume of activity was relatively low. The Company intends to continue to consistently apply this process using these or similar public companies until a sufficient amount of historical information regarding the volatility of the Company’s common stock becomes available.

Risk-free interest rate: The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

Expected dividend yield: The Company does not expect to pay any dividends in the foreseeable future.

	NUMBER OF OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE
			(in thousands)
January 1, 2011	3,812,877	$0.97	$—
Granted	1,583,852	1.26	—
Exercised	(29,000)	0.97	89
Forfeited	(861,021)	1.02	—

December 31, 2011	4,506,708	1.06	—
Granted	352,146	4.05	—
Exercised	(502,874)	0.91	1,579
Forfeited	(129,097)	1.28	—

December 31, 2012	4,226,883	1.32	—
Granted	1,294,150	4.40	—
Exercised	(547,981)	1.11	2,285
Forfeited	(309,607)	2.48	—

December 31, 2013	4,663,445	2.12	30,406

As of December 31, 2013, the stock options outstanding had a remaining contractual life of 7.30 years.

	NUMBER OF OPTIONS	WEIGHTED- AVERAGE FAIR VALUE	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE
Vested and exercisable at December 31, 2013	2,719,609	$1.32	$1.38	6.03	$19,908

Information with respect to stock options outstanding at December 31, 2013, is as follows:

EXERCISE PRICE	SHARES
$0.90	954,067
1.04	2,131,195
4.05	975,283
4.55	14,250
4.77	354,000
4.81	234,650

4,663,445

The weighted-average grant date fair value of options granted and fair value of shares vested is as follows:

	WEIGHTED- AVERAGE GRANT DATE FAIR VALUE OF SHARES	FAIR VALUE OF SHARES VESTED
	(per share)
Year:
2011	$2.73	$747
2012	$2.26	$1,296
2013	$2.97	$1,675

The following provides a summary of the Company’s restricted stock activity during the twelve months ended December 31, 2013:

	NUMBER OF SHARES UNDERLYING OUTSTANDING RESTRICTED STOCK	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE PER RESTRICTED STOCK
Nonvested stock award balance at December 31, 2012	—	$—
Restricted stock awards granted	732,708	4.77
Awards upon which restrictions lapsed	(10,482)	4.77
Restricted stock awards forfeited	—	—

Nonvested stock award balance at December 31, 2013	722,226	$4.77

On August 2, 2013, the Company granted two members of the management team a total of 732,708 shares of restricted stock. 31,446 of the shares vest monthly over the course of one year beginning one month after the grant date. 701,262 shares vest annually over a six year period contingent upon the successful completion of a qualified initial public offering by a specified date at which point the Company will begin recognizing stock-based compensation expense. As of December 31, 2013, there was $3,433 of unrecognized compensation expense related to unvested stock awards.

Non-Employee Stock-Based Compensation

Between 2008 and 2013, the Company granted options to purchase 86,390 shares of its common stock to various independent contractors under the plan in exchange for services. The options vest over four years and have a 10-year contractual term. The associated expense is included in the Company’s sale and marketing expenses. At the end of each financial reporting period prior to vesting, the value of these options, as calculated using the Black-Scholes-Merton option-pricing model, is remeasured and the stock-based compensation recognized during the period is adjusted accordingly.

The Company recognized $17, $23 and $26 of expense in 2011, 2012 and 2013, respectively, related to these options. Expense related to these options will be recognized until 2017 when the remainder of the options granted become fully vested.

During 2007, the Company entered into an agreement with an independent management consultant to provide six years of consulting services in exchange for 266,288 shares of Series A preferred stock, to be delivered quarterly over the term of the agreement. The Company recognized $201, $126 and $0 in 2011, 2012 and 2013, respectively, in relation to this agreement.

Stock-based compensation expense includes stock options and restricted stock granted to employees and non-employees and has been reported in the Company’s statements of operations in claims expenses, other cost of revenues, sales and marketing, technology, and general and administrative expenses depending on the function performed by the employee or non-employee. As of December 31, 2013, the Company had unrecognized stock-based compensation of $4,463 related to stock options held by employees and non-employees, which is expected to vest over a weighted-average period of 1.90 years. As of December 31, 2013, the Company had 1,943,836 unvested stock options that are expected to vest. No net tax benefits related to the stock-based compensation costs have been recognized since the Company’s inception. The expense recognized in each category is provided in the table below:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Claims expense	$43	$77	$184
Other cost of revenue	22	32	46
Sales and marketing	288	428	677
Technology	165	268	351
General and administrative	464	629	680

Total stock-based compensation	$982	$1,434	$1,938

12. Preferred Stock and Stockholders’ Deficit

The following is the composition of share capital as of the dates indicated:

	AUTHORIZED		OUTSTANDING
	2012	2013	2012	2013
Shares:
Common stock	26,000,000	26,000,000	1,010,346	2,236,641
Preferred stock:
Special voting shares	2,500,030	2,500,030	2,247,130	2,247,130
Series A preferred stock	8,215,370	8,215,370	7,466,283	7,466,283
Series B preferred stock	3,588,031	3,588,031	3,546,384	3,546,384
Series C preferred stock	3,845,322	3,845,322	3,845,322	3,845,322

Total preferred stock	18,148,753	18,148,753	17,105,119	17,105,119

Total	44,148,753	44,148,753	18,115,465	19,341,760

Series A preferred stock was issued at $1.50 per share, Series B preferred stock was issued at $1.70 per share, and Series C preferred stock was issued at $4.16 per share.

Holders of special voting shares of the Company also hold one exchangeable share of the Company’s Canadian subsidiary, Trupanion Canadian Shareholders Ltd., for every ten special voting shares held. These exchangeable shares are contractually tied to the special voting shares held and do not carry a par value. Upon retirement or transfer of the special voting shares, the applicable exchangeable share is also retired or transferred.

Voting

Each holder of outstanding shares of preferred stock and special voting shares has the right to one vote for each share of common stock into which such share could then be converted. The holders of shares of preferred stock and special voting shares have full voting rights and powers equal to the voting rights and powers of shares of common stock and are entitled to notice of any stockholders’ meeting and vote together with the holders of common stock, with respect to any question upon which holders of shares of common stock have the right to vote along with the holders of special voting shares as a single class, including, without limitation, actions to increase or decrease the aggregate number of authorized shares of common stock, special voting shares, or Series A, B or C preferred stock.

Dividends

The holders of each share of Series A, Series B and Series C convertible preferred stock are entitled to receive dividends when, as, and if declared by the Company’s Board of Directors in the following order of preference:

(i) Series C convertible preferred stockholders are entitled to receive a noncumulative 8.0% return on the original issue price of the applicable shares before any other class is able to receive a dividend; (ii) Series A, B and C convertible preferred stock participate equally in all other dividends declared on convertible preferred stock; and (iii) no dividend shall be declared or paid on common stock unless an equivalent dividend is declared and paid to the exchangeable shareholders. In effect, the common stock stockholder and exchangeable shareholders participate equally in any further dividends declared. The Company is unable to pay dividends to stockholders as of December 31, 2013, due to restrictions in the credit agreements.

Liquidation

Immediately upon liquidation, each exchangeable share will automatically be exchanged for ten shares of common stock, which will trigger a mandatory redemption of each special voting share at $0.0001 per special voting share. The assets of the Company legally available for distribution to stockholders will be distributed in the following order of priority: (i) the holders of the shares of Series C convertible preferred stock will first receive an amount equal to the original issue price of the shares of Series C convertible preferred stock plus any declared and unpaid dividends; (ii) the holders of the shares of Series A and Series B convertible preferred stock will then receive an amount equal to the original issue price of the applicable shares plus any declared and unpaid dividends; and (iii) the holders of the shares of common stock and Series A convertible preferred stock will participate on an as-converted basis in the remaining assets available for distribution after the redemption of the special voting shares and the preferential payments to the holders of the Series C convertible preferred stock and the Series A and B convertible preferred stock.

Conversion

Each issued and outstanding share of convertible preferred stock is convertible into common stock at the holder’s option at any time after the date of issuance or automatically upon the occurrence of certain events as defined in the Company’s amended and restated certificate of incorporation, at a defined conversion rate. The number of shares of common stock into which one share of each series of convertible preferred stock was convertible was based on a ratio of the original issue price compared to the conversion price. At December 31, 2013, conversion prices for Series A, B and C convertible preferred stock were $1.50, $1.70 and $4.16, respectively, which result in a one-for-one conversion into common stock.

The conversion price for each share of convertible preferred stock is subject to adjustment upon the occurrence of certain events. The conversion price of each share of a series of convertible preferred stock is adjusted if the Company issues additional shares, subject to specified exceptions, at a price lower than the current conversion price for such series, which is measured and recognized if the contingency occurs.

Shares of Series A, B and C convertible preferred stock are subject to mandatory conversion after certain triggering events, which include an initial public offering of shares of the Company that results in proceeds of at least $50,000 of gross proceeds to the Company or an event voted by holders of at least (i) two-thirds of the shares of Series A and Series B convertible preferred stock, voting together as a single class and (ii) a majority of Series C convertible preferred stock shares, voting as a separate class.

Exchangeable shares can be converted to shares of common stock at a ratio of 1:10 at the request of the exchangeable shareholder. In addition, upon certain triggering events, which include an initial public offering of shares of the Company and certain Canadian tax law changes, each exchangeable share will be automatically converted to ten shares of common stock of the Company plus all previously declared and unpaid dividends on such exchangeable shares.

Redemption

To the extent it is then lawfully able to do so and if certain conditions are met, the Company is required at any time after the fifth anniversary of the Series C convertible preferred stock issue date, upon the election of holders of at least two-thirds of the then-outstanding Series A, B and C convertible preferred stock voting together as a single class on an as-converted to common stock basis, to redeem the requested number of outstanding shares at either (i) a rate of the applicable original issue price per share plus an amount equal to 8% of the applicable original issue price of each share per year outstanding, without compounding, plus all declared but unpaid dividends as of the redemption date, or (ii) the amount each stockholder would receive upon liquidation as of the redemption date, as determined by the mutual agreement of the Board of Directors and holders of at least two-thirds of the outstanding convertible preferred stock.

As of December 31, 2013, no convertible preferred stock was redeemable and it was considered not probable that the stock would become redeemable.

Tender Offer

During 2011, the Company commenced a tender offer to holders of common stock, Series A and B convertible preferred stock, and special voting shares to repurchase shares at $4.15 per share. The tender offer closed in 2012, and the Company repurchased 560,739 shares of common stock (which includes 252,900 shares of common stock issued upon the exchange of 25,290 exchangeable shares of Trupanion Canadian Shareholders, Ltd.), 657,337 shares of convertible preferred stock and 252,900 special voting shares. The common stock was recorded on the consolidated balance sheets as “treasury stock” using the cost method. Redemption of the convertible preferred stock was recorded as a reduction in stock at the redemption value, and amounts exceeding par value reduced additional paid-in capital on the consolidated balance sheets.

The following is the activity of preferred stock for the years ended December 31, 2012 and 2013:

	JANUARY 1, 2012	REDEMPTION OF CONVERTIBLE PREFERRED STOCK	ISSUANCE OF CONVERTIBLE PREFERRED STOCK	DECEMBER 31, 2012
Series A convertible preferred stock:
Shares	7,975,350	(633,337)	124,270	7,466,283
Amounts	$11,174	$(950)	$—	$10,224
Series B convertible preferred stock:
Shares	3,570,384	(24,000)	—	3,546,384
Amounts	$5,887	$(40)	$—	$5,847
Series C convertible preferred stock:
Shares	2,185,825	—	1,659,497	3,845,322
Amounts	$8,731	$—	$6,922	$15,653
Total:
Shares	13,731,559	(657,337)	1,783,767	14,857,989
Amounts	$25,792	$(990)	$6,922	$31,724

	JANUARY 1, 2013	REDEMPTION OF CONVERTIBLE PREFERRED STOCK		ISSUANCE OF CONVERTIBLE PREFERRED STOCK		DECEMBER 31, 2013
Series A convertible preferred stock:
Shares	7,466,283		—		—	7,466,283
Amounts	$10,224	$		$		$10,224
Series B convertible preferred stock:
Shares	3,546,384		—		—	3,546,384
Amounts	$5,847	$		$		$5,847
Series C convertible preferred stock:
Shares	3,845,322		—		—	3,845,322
Amounts	$15,653	$		$		$15,653
Total:
Shares	14,857,989		—		—	14,857,989
Amounts	$31,724	$		$		$31,724

Warrants

The Company has the following warrants outstanding and exercisable as of December 31, 2013, issued in connection with various financing agreements:

•	Warrant to purchase 100,000 shares of Series A convertible preferred stock at $1.50 per share.

•	Warrant to purchase 17,647 shares of Series B convertible preferred stock at $1.70 per share.

•	Warrants to purchase 18,025 shares of Series C convertible preferred stock at $4.16 per share.

•	Warrant to purchase up to 748,440 shares of common stock at $4.81 per share.

•	Outstanding warrants at December 31, 2013 had a weighted-average remaining contractual life of 4.45 years.

The fair value of the warrants was determined using the Black-Scholes-Merton option-pricing model and recorded as a deferred financing cost and amortized over the term of the financing agreement. The Series A, B, and C convertible preferred stock warrants are warrants for redeemable shares, and they have down round provisions causing the warrant to not be indexed to the Company stock, thus, requiring liability classification in the consolidated balance sheet. In addition, the common stock warrants have provisions modifying both the strike price and the number of shares issuable upon exercise of the warrants upon certain events, which also result in liability classification in the consolidated balance sheet. At the end of each reporting period, the Company adjusts the fair value of the warrants (see Note 6). There is significant judgment used in determining the unobservable inputs used in valuing these instruments. A change in the inputs used, particularly related to the fair value of the underlying shares, could result in a significantly higher or lower fair value estimate.

In December 2013, the Company issued a warrant to purchase up to 748,440 shares of common stock in connection with a debt financing agreement. The shares subject to this warrant had an exercise price of $4.81 per share at December 31, 2013. Both the exercise price and number of shares issuable upon exercise of the warrant are subject to adjustment upon a qualified initial public offering (IPO). Upon IPO, the exercise price of the warrants adjusts to the price of common stock offered in the IPO. The number of warrants adjusts to an amount equal to $3,600 divided by the adjusted price.

Forward Contract

During 2011, the Company entered into a financing agreement giving a third party rights to a set number of Series C convertible preferred stock shares and a forward contract to purchase up to 1,359,000 shares of additional stock at a future date. The forward contract was recorded as a liability at the estimated fair value of the obligation on the date of issuance and adjusted to fair value at each reporting date. The change in fair value of the Series C convertible preferred stock forward contract is recorded as other income (expense) in the statements of operations. The fair value was determined using an option valuation model that considers the entity’s cost of capital, the estimated time period the forward contract was outstanding, consideration received for the instrument with the forward contract, the number of shares to be issued to satisfy the forward contract, and the price and any changes in the fair value of the underlying instrument to the forward contract. The forward contract related to the financing agreement was settled in January 2012.

13. Segments

The Company has two segments, subscription business and other business. The subscription business segment includes monthly subscriptions related to the Company’s medical insurance plan, while the other business segment includes all other business, including policies written for third parties. Prior to December 2012, the Company did not have any operations in the other business segment and therefore segment results are not presented for 2011. The chief operating decision maker uses two measures to evaluate segment performance: revenue and gross profit. Corporate operating expenses, interest and other expenses, and income taxes are not allocated to the segments, nor included in the measure of segment profit or loss. The Company does not analyze discrete segment balance sheet information related to long-term assets.

Revenues and gross profit of the Company’s segments were as follows:

	YEARS ENDED DECEMBER 31,
	2012	2013
Revenue:
Subscription business	$55,352	$76,818
Other business	178	7,011

	55,530	83,829
Claims expense:
Subscription business	37,773	53,787
Other business	83	2,850

	37,856	56,637
Other cost of revenue:
Subscription business	6,412	8,118
Other business	51	3,430

	6,463	11,548
Gross profit:
Subscription business	11,167	14,913
Other business	44	731

	11,211	15,644
Sales and marketing	7,149	9,091
Technology	3,406	4,888
General and administrative	6,195	8,652

Operating loss	$(5,539)	$(6,987)

The following table presents the Company’s revenues by geographic region of the customer:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
United States	$19,456	$34,611	$58,847
Canada	17,589	20,919	24,982

Total revenues	$37,045	$55,530	$83,829

Substantially all of the Company’s long-lived assets were located in the United States as of December 31, 2012 and 2013.

14. Dividend Restrictions and Statutory Surplus

The Company’s business operations are conducted through subsidiaries, one of which is an insurance company domiciled in New York. In addition to general state law restrictions on payments of dividends and other distributions to stockholders applicable to all corporations, insurance companies are subject to further regulations that, among other things, may require such companies to maintain certain levels of equity and restrict the amount of dividends and other distributions that may be paid to their parent corporations.

Under regulatory requirements at December 31, 2013, the amount of dividends that may be paid by the Company’s insurance subsidiary to the Company without prior approval by regulatory authorities is approximately $66. During 2011, 2012 and 2013, the Company’s insurance subsidiary did not pay any dividends to the Company.

The statutory net income for 2011, 2012 and 2013 and statutory capital and surplus at December 31, 2011, 2012 and 2013, for the Company’s insurance subsidiary was as follows:

	AS OF DECEMBER 31,
	2011	2012	2013
Statutory net income	$1,497	$1,266	$1,126
Statutory capital and surplus	10,190	11,794	16,875
Required statutory capital and surplus	1,500	4,000	4,000

As of December 31, 2012 and 2013, the Company had $6,734 and $6,478, respectively, on deposit with various states in which it writes policies.

15. Related Parties

In March 2012, the Company issued a mortgage loan to an employee in the amount of $770. In November 2013, the loan was repaid in full.

The Company is party to an arrangement with the father of the Company’s Chief Executive Officer, who serves as an independent contractor, to develop veterinary relationships and build referrals. The terms of the independent contractor agreement are consistent with the terms of other similar independent contractors that do business with the Company. Total amounts paid to the related party in 2011, 2012 and 2013 were $235, $268 and $310, respectively. As of December 31, 2012 and 2013, the Company owed the independent contractor $22 and $26, respectively, in earned contractor fees.

16. Income Taxes

Income (loss) before income taxes consists of the following:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
United States	$(4,096)	$(6,522)	$(8,256)
Foreign	269	196	(11)

	$(3,827)	$(6,326)	$(8,267)

The components of income tax expense (benefit) are as follows:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Current:
U.S. federal & state	$13	$24	$30
Foreign	79	60	(122)

	92	84	(92)
Deferred:
U.S. federal & state	—	—	—
Foreign	—	—	—

	—	—	—

Income tax expense (benefit)	$92	$84	$(92)

A reconciliation of income tax expense at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Federal income taxes at statutory rate	34.0%	34.0%	34.0%
Equity compensation	(10.2)	(8.5)	(8.6)
Change in valuation allowance	(27.2)	(26.5)	(25.1)
Other, net	1.2	0.1	0.8

Effective income tax rate	(2.2)%	(0.9)%	1.1%

The principal components of the Company’s deferred tax assets and liabilities are as follows:

	YEARS ENDED DECEMBER 31,
	2012	2013
Deferred tax assets:
Current:
Loss reserves	$524	$1,033
Other	99	575
Noncurrent:
Net operating loss carryforwards	7,129	8,322
Depreciation and amortization	406	322
Other	57	118
Equity compensation	238	229

Total deferred tax assets	8,453	10,599
Deferred tax liabilities:
Current:
Deferred costs	(83)	(114)
Noncurrent:
Intangible assets	(1,622)	(1,622)

Total deferred tax liabilities	(1,705)	(1,736)

Total deferred taxes	6,748	8,863
Less deferred tax asset valuation allowance	(8,370)	(10,485)

Net deferred taxes	$(1,622)	$(1,622)

The Company has net operating loss carryforwards of approximately $24.4 million that will begin to expire in 2027. A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company’s net operating loss carryforwards and credit carryforwards may be limited as a result of any future changes in ownership. After consideration of all the evidence, both positive and negative, the Company has recorded a full valuation allowance against its deferred tax assets at December 31, 2012 and 2013, because the Company’s management has determined that it is more likely than not that these assets will not be fully realized.

The Company is open to examination by the U.S. federal tax jurisdiction for the years ended December 31, 2010 through 2013. The Company is also open to examination for 2006 and forward with respect to net operating loss carryforwards generated and carried forward from those years in the United States. The Company is open to examination by the Canadian Revenue Agency for the years ended December 31, 2006 through 2013.

The Company accounts for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the taxing authority, including resolution of any appeals or litigation, on the basis of the technical merits of the position. If the tax position meets the more-likely-than-not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the relevant tax authority is recognized in the financial statements. Net unrecognized tax benefits, interest, and penalties not expected to be settled within one year are included in other long-term liabilities on the consolidated balance sheets.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Balance, beginning of year	$308	$348	$526
Increases (decreases) to tax positions related to the current year	40	178	(136)

Balance, end of year	$348	$526	$390

As of December 31, 2012 and 2013, total interest and penalties accrued were $14 and $23, respectively. In connection with unrecognized tax benefits, the Company recognized interest expense in 2011, 2012 and 2013 of $0, $14 and $9, respectively.

The Company believes its annual tax provisions have included amounts considered sufficient to pay assessments that may result from tax authority examinations. However, the final settlement of tax authority examinations is uncertain, and tax provisions may have to be adjusted in the period the examinations, if any, are concluded. The Company believes it is reasonably possible its liabilities related to unrecognized tax benefits could decrease by approximately $390 within twelve months of the current reporting date due to settlements with the various tax authorities.

17. Retirement Plan

The Company has a 401(k) plan for its U.S. employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows the Company to make a matching contribution, subject to certain limitations. To date, the Company has made no contributions to the 401(k) plan.

18. Subsequent Events

On February 26, 2014, the board of directors voted to increase total authorized capital stock to 44,166,778. This included an 18,025 increase in authorized Series C convertible preferred stock.

From January 1, 2014 through February 28, 2014, the Company issued 168,500 stock options to employees and 9,650 stock options to non-employees.

During February 2014, the Company’s $12,000 term loan agreement was amended to include $2,000 participation from an additional party. A member of the Company’s board of directors is affiliated with the newly participating lender, which is a stockholder of the Company. The material terms and conditions of the term loan agreement were not altered as a result of this change.

Prior to the effectiveness of the Company’s registration statement, the Company, its board of directors, its stockholders and certain other third parties will take a number of actions, including various board of director and stockholder approvals, that the Company has determined are appropriate to remediate certain historical corporate actions taken in 2008 related to the conversion of the Company into an Arizona corporation and the subsequent reconversion of the Company into a Delaware corporation that were not adequately approved under applicable state corporate law at the time such actions were taken.

The Company evaluated subsequent events through February 28, 2014, the date the consolidated financial statements were issued.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

RBC Capital Markets	Barclays	Stifel

Canaccord Genuity	Cowen and Company

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

AMOUNT PAID OR TO BE PAID
SEC registration fee	$	*
FINRA filing fee		2,000
New York Stock Exchange listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total		*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation to be effective upon the completion of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws to be effective upon the completion of this offering provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding indemnification. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Since April 7, 2011 and through April 7, 2014, the Registrant has issued and sold the following securities:

1.	Since April 7, 2011 and through April 7, 2014, the Registrant has granted to its directors, officers, employees and consultants (i) options to purchase 3,164,352 shares of common stock under its 2007 Equity Compensation Plan with per share exercise prices ranging from $1.04 to $9.07, and has issued 1,083,709 shares of common stock upon exercise of such options, and (ii) 739,700 shares of restricted common stock under it 2007 Equity Compensation Plan. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701 promulgated under the Securities Act or Section 4(a)(2) of the Securities Act.

2.	In October 2011, January 2012 and April 2012, the Registrant sold an aggregate of 3,845,322 shares of Series C convertible preferred stock at a purchase price of $4.1609 per share for an aggregate purchase price of $16.0 million to purchasers that represented to the Registrant that they were accredited investors or qualified institutional buyers. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

3.	In September 2012 and March 2013, the Registrant issued warrants to purchase an aggregate of 18,025 shares of Series C convertible preferred stock at an exercise price of $4.1609 per share to purchasers that represented to the Registrant that they were accredited investors. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

4.	In December 2013, the Registrant issued a warrant to purchase 748,440 shares of its common stock at an exercise price of $4.81 per share to a purchaser that represented to the Registrant that it was an accredited investor. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Regulation D promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any general solicitation or advertising. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered under the Securities Act and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation, as amended to date.

3.2*	Form of Restated Certificate of Incorporation to be effective upon completion of this offering.

3.3#	Bylaws, as currently in effect.

3.4*	Form of Restated Bylaws to be effective upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2#	Form of Warrant to purchase convertible preferred stock.

4.3#	Warrant to Purchase Common Stock issued to PEPI Capital, L.P., dated December 23, 2013.

4.4#	Third Amended and Restated Registration Rights Agreement, dated October 25, 2011, by and among the Registrant and certain of its stockholders, as amended.

5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnification Agreement.

10.2#	2007 Equity Compensation Plan and forms of stock option agreements and exercise notices, restricted stock notice agreement and restricted stock agreement thereunder.

10.3*	2014 Equity Incentive Plan, to become effective upon the completion of this offering, and forms of stock option award agreement, restricted stock agreement and restricted stock unit award agreement thereunder.

10.4*	2014 Employee Stock Purchase Plan, to become effective upon the completion of this offering, and form of subscription agreement thereunder.

10.5*	Severance and Change in Control Policy.

10.6*	Employment Agreement, dated , 2014, by and between the Registrant and Darryl Rawlings.

10.7*	Employment Agreement, dated , 2014, by and between the Registrant and Michael Banks.

10.8*	Employment Agreement, dated , 2014, by and between the Registrant and Howard Rubin.

10.9*	Independent Contractor Agreement, dated April 13, 2013, by and between the Registrant and Peter R. Beaumont, as amended.

10.10#	Amended and Restated Loan and Security Agreement, dated August 24, 2012, by and among the Registrant, Trupanion Managers USA, Inc. and Square 1 Bank, as amended.

10.11#	Credit Agreement, dated December 23, 2013, by and between the Registrant, Trupanion Managers USA, Inc. and PEPI Capital, L.P., as amended.

10.12†	Fronting and Administration Agreement, dated November 18, 2009, by and between American Pet Insurance Company and Omega General Insurance Company.

10.13#	Lease Agreement, dated June 14, 2012, by and between American Pet Insurance Company and the Housing Authority of the City of Seattle, as amended.

10.14#	Lease, dated August 29, 2011, by and between C.D. Stimson Company and American Pet Insurance Company.

Exhibit Number	Description of Document

21.1#	Subsidiaries of the Registrant.

23.1*	Consent of independent registered public accounting firm.

23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (reference is made to the signature page hereto).

#	Previously submitted.
*	To be filed by amendment.
†	Registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules.

Schedule  I    Condensed Financial Information of Registrant

No other financial statement schedules have been provided because the information called for is not required or is shown either in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)	for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, Washington, on the      day of                      2014.

TRUPANION, INC.

By:
Darryl Rawlings
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Darryl Rawlings, Michael Banks and Asher Bearman, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Darryl Rawlings	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2014

Michael Banks	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

Howard Rubin	Chief Operating Officer and Director	, 2014

Peter R. Beaumont	Director	, 2014

Darrell Cavens	Director	, 2014

Michael Doak	Director	, 2014

Dan Levitan	Director	, 2014

Signature	Title	Date

H. Hays Lindsley	Director	, 2014

Murray Low	Director	, 2014

Glenn Novotny	Director	, 2014

Edward Philip	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation, as amended to date.

3.2*	Form of Restated Certificate of Incorporation to be effective upon completion of this offering.

3.3#	Bylaws, as currently in effect.

3.4*	Form of Restated Bylaws to be effective upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2#	Form of Warrant to purchase convertible preferred stock.

4.3#	Warrant to Purchase Common Stock issued to PEPI Capital, L.P., dated December 23, 2013.

4.4#	Third Amended and Restated Registration Rights Agreement, dated October 25, 2011, by and among the Registrant and certain of its stockholders, as amended.

5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnification Agreement.

10.2#	2007 Equity Compensation Plan and forms of stock option agreements and exercise notices, restricted stock notice agreement and restricted stock agreement thereunder.

10.3*	2014 Equity Incentive Plan, to become effective upon the completion of this offering, and forms of stock option award agreement, restricted stock agreement and restricted stock unit award agreement thereunder.

10.4*	2014 Employee Stock Purchase Plan, to become effective upon the completion of this offering, and form of subscription agreement thereunder.

10.5*	Severance and Change in Control Policy.

10.6*	Employment Agreement, dated , 2014, by and between the Registrant and Darryl Rawlings.

10.7*	Employment Agreement, dated , 2014, by and between the Registrant and Michael Banks.

10.8*	Employment Agreement, dated , 2014, by and between the Registrant and Howard Rubin.

10.9*	Independent Contractor Agreement, dated April 13, 2013, by and between the Registrant and Peter R. Beaumont, as amended.

10.10#	Amended and Restated Loan and Security Agreement, dated August 24, 2012, by and among the Registrant, Trupanion Managers USA, Inc. and Square 1 Bank, as amended.

10.11#	Credit Agreement, dated December 23, 2013, by and between the Registrant, Trupanion Managers USA, Inc. and PEPI Capital, L.P., as amended.

10.12†	Fronting and Administration Agreement, dated November 18, 2009, by and between American Pet Insurance Company and Omega General Insurance Company.

10.13#	Lease Agreement, dated June 14, 2012, by and between American Pet Insurance Company and the Housing Authority of the City of Seattle, as amended.

10.14#	Lease, dated August 29, 2011, by and between C.D. Stimson Company and American Pet Insurance Company.

21.1#	Subsidiaries of the Registrant.

23.1*	Consent of independent registered public accounting firm.

23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (reference is made to the signature page hereto).

#	Previously submitted.
*	To be filed by amendment.
†	Registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

Report of Independent Registered Public Accounting Firm

Board of Directors

Trupanion, Inc.

We have audited the consolidated financial statements of Trupanion, Inc. as of December 31, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, and have issued our report thereon dated February 28, 2014 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of Form S-1 of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on these schedules based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Seattle, Washington

February 28, 2014, except for

Note 18, as to which the date

is                     , 2014

The foregoing report is in the form that will be signed upon the completion of the actions of the board of directors and stockholders described in paragraph four of Note 18 to the financial statements.

/s/ Ernst & Young LLP

Seattle, Washington

February 28, 2014

Schedule I — Condensed Financial Information of Registrant

Trupanion, Inc.

Condensed Balance Sheets

(Parent Company Only)

(in thousands, except for share and per share data)

	AS OF DECEMBER 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	$113	$9,039
Prepaid expenses and other assets	32	118

Total current assets	145	9,157

Restricted cash	—	3,000
Equity method investment	500	—
Property and equipment, net	33	97
Intangible assets	4,773	4,910
Investments in and advances to subsidiaries	11,305	14,411

Total assets	$16,756	$31,575

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	32	23
Accrued liabilities	—	206
Short-term debt	—	900
Warrant liabilities	551	4,900
Deferred tax liabilities	76	82

Total current liabilities	659	6,111

Long-term debt	9,900	25,199
Deferred tax liabilities	1,546	1,540

Total liabilities	12,105	32,850

Redeemable convertible preferred stock: $0.00001 par value per share, 15,648,723 shares authorized at December 31, 2012 and 2013 and 15,648,723 and 14,857,989 shares issued and outstanding at December 31, 2012 and 2013; Aggregate liquidation preference of $33,225	31,724	31,724

Stockholders’ deficit:
Common stock, $0.00001 par value per share, 26,000,000 shares authorized at December 31, 2012 and 2013, and 1,571,085 and 1,010,346 shares issued at December 31, 2012, 2,857,620 and 2,236,641 shares issued and outstanding at December 31, 2013	—	—
Special voting shares, $0.00001 par value per share, 2,500,030 shares authorized at December 31, 2012 and 2013, 2,247,130 shares issued and outstanding at December 31, 2012 and 2013	—	—
Additional paid-in capital	3,224	5,769
Accumulated other comprehensive loss	(142)	(164)
Accumulated deficit	(27,828)	(36,003)
Treasury stock, at cost: 560,739 and 620,979 at December 31, 2012 and 2013, respectively	(2,327)	(2,601)

Total stockholders’ deficit	(27,073)	(32,999)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$16,756	$31,575

Trupanion, Inc.

Condensed Statements of Comprehensive Loss

(Parent Company Only)

(in thousands)

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Expenses:
Claims expenses	$43	$77	$187
Other costs of revenue	21	31	46
Sales and marketing	288	428	677
Technology	165	268	391
General and administrative	667	887	1,131

Total expenses	1,184	1,691	2,432

Operating loss	(1,184)	(1,691)	(2,432)

Interest expense	690	535	609
Other loss	607	208	630

Loss before equity in undistributed earnings of subsidiaries	(2,481)	(2,434)	(3,671)
Equity in undistributed earnings of subsidiaries	(1,438)	(3,976)	(4,504)

Net loss	$(3,919)	$(6,410)	$(8,175)

Other comprehensive loss, net of taxes:
Other comprehensive loss of subsidiaries	$(143)	$(69)	$(22)

Other comprehensive loss	(143)	(69)	(22)
Comprehensive loss	$(4,062)	$(6,479)	$(8,197)

Trupanion, Inc.

Condensed Statements of Cash Flows

(Parent Company Only)

(in thousands)

	YEARS ENDED DECEMBER 31,
	2011	2012	2013
Operating activities
Net loss	$(3,919)	$(6,410)	$(8,175)
Adjustments to reconcile net loss to cash used in operating activities:
Loss attributable to equity method investments	1,438	3,976	4,504
Depreciation and amortization	—	—	37
Amortization of debt discount	9	11	36
Stock-based compensation expense	982	1,434	1,938
Loss on disposal of equipment	—	—	52
Warrant expense	200	200	543
Changes in operating assets and liabilities:
Prepaid expenses and other assets	—	(11)	(64)
Account payable	847	538	1,840
Accrued liabilities	—	—	206

Net cash used in operating activities	(443)	(262)	917

Investing activities
Purchases of property and equipment	—	(33)	(65)
Advances to subsidiaries	(2,572)	(6,910)	(9,455)
Equity method investment	—	(249)	—

Net cash used in investing activities	(2,572)	(7,192)	(9,520)

Financing activities
Restricted cash	—	—	(3,000)
Issuance (settlement) of forward contract	52	(52)	—
Issuance of preferred stock	8,731	6,922	—
Purchase of treasury stock	—	(2,327)	—
Proceeds from exercise of stock options	28	458	607
Prepaid financing costs	—	—	(56)
Redemption of preferred stock	—	(2,727)	—
Draw on outstanding line of credit	—	—	15,000
Payment (proceeds) from debt financing	(483)	—	5,000

Net cash provided by financing activities	8,328	2,274	17,551

Effect of foreign exchange rates on cash, net	44	(69)	(22)

Net increase (decrease) in cash and cash equivalents	5,357	(5,249)	8,926
Cash and cash equivalents at beginning of year	5	5,362	113

Cash and cash equivalents at end of year	$5,362	$113	$9,039

Supplemental disclosures
Noncash investing and financing activities:
Interest paid	(692)	(570)	(642)
Warrants issued in conjunction with debt issuance	—	18	3,806
Exchange of stock and intangible asset for equity method investment	—	(250)	448

1. Organization and Presentation

The accompanying condensed financial statements present the financial position, results of operations and cash flows for Trupanion, Inc. These condensed unconsolidated financial statements should be read in conjunction with the consolidated financial statements of Trupanion, Inc. and its subsidiaries and the notes thereto (the Consolidated Financial Statements). Investments in subsidiaries are accounted for using the equity method of accounting.

Additional information about Trupanion, Inc.’s accounting policies pertaining to intangible assets, commitments and contingencies, debt financing, stock-based compensation, preferred stock and stockholders’ deficit are set forth in Notes 4, 8, 10, 11 and 12, respectively, to the Consolidated Financial Statements.

S-4